82.4776

06010730

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.181.100 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni
GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SEC RECEIVED PROCESSING FEB 0 6 2006 WASH., D.C. 199 SECTION

Rif./Prot. SEGR/ 028
San Donato M.se, February 1 , 2006

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Six-Monthly Report at 30th June 2005
- Third Quarter Report at 30th September 2005
- Saipem Press Release dated 2nd December 2005
- Saipem Press Release dated 9th January 2006

PROCESSED
FEB 0 9 2006
THOMSON
FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of December 2005, January 2006

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

82.4776

Saipem

Eni GROUP

MAIL PROCESSING SECTION RECEIVED FEB 08 2006

Press Release

Saipem wins four new contracts worth $550 million in Angola, Mexico, Thailand and Saudi Arabia

San Donato Milanese, 2 December 2005- Saipem has been awarded four new contracts, representing $550 million in the Offshore and Onshore Construction segments in Angola, Mexico, Thailand and Saudi Arabia.

Offshore construction

Saipem has been awarded the lump sum turnkey contract for the Marimba field development in Block 15, approximately 150 kilometres west of Soyo, offshore Angola, which will tie back to the existing facilities at Kizomba A. The contract, awarded by Esso Exploration Angola (Block15) Limited, involves engineering, procurement, construction and installation of subsea lines in a water depth of approximately 1,200 meters. Activities will be carried out by Saibos FDS and Saipem 3000 marine vessels.

The second contract has been awarded by Mexico's national oil company, Pemex Exploracion y Produccion, and calls for the offshore transport and installation of six platforms relating to the Ku-Maloob-Zaap field complex development in the Bay of Campeche, 105 kilometres north-west of Ciudad del Carmen. Saipem 7000 vessel will carry out the transportation and installation activities in the second half of 2006.

Thai Oil has also awarded Saipem the contract to provide unloading facilities to supply oil to a refinery in Sri Racha in the Gulf of Siam, approximately 200 km southeast of Bangkok. The work encompasses the design, procurement, fabrication, installation and pre-commissioning of an unloading Single Point Mooring buoy that will accommodate tankers along with a 52 inch pipeline and relevant land receiving facilities. Castoro Otto Vessel will carry out offshore laying activities. Project completion is expected in summer 2007.

Onshore construction

Saipem has won an onshore construction contract to convert the existing East-West (EWG-1) pipeline from oil to gas transport. The renovated pipeline will deliver gas to the industrial zone in Yanbu, located 350 km

Saipem

Eni GROUP

north of Jiddah, Saudi Arabia. The lump sum turnkey contract was awarded by the Saudi Arabian oil company Saudi Aramco and requires decruding, cleaning and purging the existing 56-inch-diameter, 960-kilometre-long EWG-1 pipeline. The contract also calls for detailed design, fabrication, construction, installation and commissioning of new sections of EWG-1 line and related communication facilities. The completion of activities is expected in early 2008.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776

Saipem

Eni GROUP

RECEIVED FEB 06 2006 MAIL PROCESSING SECTION 199

Press Release

Saipem: Calendar of the Company Events for 2006

San Donato Milanese, 9th January 2006 –Saipem announces the dates of the Board of Directors' Meetings to be called in 2006 in order to examine the Company's financial accounts and the related dates of publication of Saipem results:

• February 27, 2006:	preliminary consolidated financial statements at December 31, 2005; press release and conference call ;
• March 23, 2006:	consolidated financial statements at December 31, 2005 and financial statements of Saipem S.p.A. at December 31, 2005; dividend proposal for the financial year 2005; press release;
• May 10, 2006:	report on the first quarter 2006; press release and conference call;
• July 26, 2006:	report on the second quarter 2006 and preliminary first half data as of June 30, 2006; press release and conference call;
• September 20, 2006:	report on the first half 2006; press release;
• November 7, 2006:	report on the third quarter 2006; press release and conference call.

The Annual General Meeting of Shareholders for the approval of the financial statements of Saipem S.p.A. at December 31, 2005 and the allocation of net income will be held on April 27 and 28, 2006 (first and second call, respectively).

Saipem will avail itself of the allowance given by Consob Rules enabling listed companies not to approve nor publish the Report on the fourth-quarter 2005 because consolidated financial statements and Saipem S.p.A. financial statements for the year ended on December 31, 2005 will be published within 90 days of the end of the financial year 2005.

Saipem

Eni GROUP

The payment of dividend for the financial year 2005 will take place on May 25, 2006 (being ex-dividend date May 22, 2006).

Any amendments to the above calendar will be notified to the market in due time.

Saipem

Eni GROUP

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776



Eni
GROUP

Saipem

Third quarter report

at 30th September

2005

82.4776

Saipem

Eni GROUP

Third quarter report

at 30th September

2005

contents

Approved by the Board of Directors
at the meeting of 7th November 2005

Saipem is a subsidiary of Eni SpA

Quarterly reports are not subject to audit.

Economic and financial data

(million €)

	Third Quarter			First nine months		
	2004	2005	Var.%	2004	2005	Var.%
Revenues	1,158	1,081	(6.6)	3,069	3,200	4.3
Contribution from operations	109	118	8.3	315	332	5.4
Operating income	80	89	11.3	228	243	6.6
Capital expenditure	46	100	117.4	138	241	74.6

	31st December 2004	1st January 2005(*)	30th September 2005
Net debt:			
- medium/long term	487	495	586
- short term	379	379	460
Total	**866**	**874**	**1,046**

(*) *Figures include adjustments resulting from the application of IAS 32 and IAS 39.*

Results from operations

	Third Quarter			First nine months		
	2004	2005	Var.%	2004	2005	Var.%
Offshore Construction						
- subsea pipeline laid (km)	399	153	(61.7)	1,058	840	(20.6)
- structures installed (tons)	27,460	52,270	90.3	105,480	124,559	18.1
Offshore Drilling						
- metres drilled	39,363	36,217	(8.0)	99,063	84,240	(15.0)
- wells drilled	13	19	46.2	48	43	(10.4)
Leased FPSO						
- FPSO vessels' utilisation (days)	92	92	-	274	273	(0.4)
Onshore Construction						
- pipeline laid (km)	126	434	244.4	199	848	326.1
- structures installed (tons)	2,242	1,401	(37.5)	11,809	4,986	(57.8)
Onshore Drilling						
- metres drilled	148,617	141,181	(5.0)	342,229	411,931	20.4
- wells drilled	54	53	(1.9)	105	159	51.4
estimated average equipment utilisation (%)	76	90	18.4	76	91	19.7

Revenues by business sector

(million €)

	Third Quarter			First nine months		
	2004	2005	Var.%	2004	2005	Var.%
Offshore Construction	732	615	(16.0)	1,907	1,872	(1.8)
Offshore Drilling	73	73	–	213	213	–
Leased FPSO	13	7	(46.2)	37	20	(45.9)
Onshore Construction	174	186	6.9	452	518	14.6
Onshore Drilling	39	52	33.3	117	145	23.9
Liquefied Natural Gas	51	73	43.1	144	206	43.1
Maintenance Modification and Operation	76	75	(1.3)	199	226	13.6
Total	**1,158**	**1,081**	**(6.6)**	**3,069**	**3,200**	**4.3**

Revenues by geographical area

(million €)

	Third Quarter		First nine months	
Geographical area(*)	**2004**	**2005**	**2004**	**2005**
Italy	39	45	96	138
Rest of Europe	128	229	366	585
C.S.I.	199	188	408	490
Rest of Asia	159	133	409	477
North Africa	210	105	546	361
West Africa	384	333	1,124	1,023
Americas	39	48	120	126
Total	**1,158**	**1,081**	**3,069**	**3,200**

(*) Final destination of services

New contracts awarded to the Saipem Group				(million €)
	Third Quarter		First nine months	
	2004	2005	2004	2005
Saipem SpA	199	72	451	249
Group companies	1,007	1,008	2,689	3,073
Total	1,206	1,080	3,140	3,322
Offshore Construction	776	322	1,898	1,827
Offshore Drilling	21	47	61	186
Leased FPSO	13	482	22	485
Onshore Construction	181	38	500	182
Onshore Drilling	59	50	96	129
Liquefied Natural Gas	124	74	337	257
Maintenance Modification and Operation	32	67	226	256
Total	1,206	1,080	3,140	3,322

New contracts awarded


million euros
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,140
226
337
96
500
22
61
1,898
3,322
256
257
129
182
485
186
1,827
30th September 2004
30th September 2005
Offshore Construction
Offshore Drilling
Leased FPSO
Onshore Construction
Onshore Drilling
LNG
MMO

Order backlog		(million €)
	31th December 2004	30th September 2005
Offshore Construction	3,303	3,258
Offshore Drilling	317	290
Leased FPSO	117	582
Onshore Construction	763	427
Onshore Drilling	296	280
Liquefied Natural Gas	447	498
Maintenance Modification and Operation	63	93
Total	5,306	5,428

Order backlog by geographical area		(million €)
	31th December 2004	30th September 2005
Italy	1	13
Rest of Europe	1,049	856
C.S.I.	1,521	1,213
Rest of Asia	918	937
North Africa	341	151
West Africa	1,349	1,588
Americas	127	670
Total	5,306	5,428

Order backlog by geographical area at 30th September 2005


West Africa
1,588
Rest of Asia
937
North Africa
151
Americas
670
1,213
C.S.I.
856
13
Rest of Europe
Italy

Introduction of the international financial reporting standards (IFRS)

As of 1st January 2005, all European listed companies are required to produce their Consolidated Financial Statements in compliance with the new International Financial Reporting Standards (IFRS).
From the transition date of the new principles (1st January 2004), i.e. the beginning of the
first comparative period, the balance sheet must:

- recognise all and only the assets and liabilities defined as such by the new accounting standards;
- evaluate assets and liabilities retrospectively as if the new accounting standards had been originally applied;
- reclassify items in the financial statements in accordance with IFRS.

The effect of the IFRS adjustments to the opening balances of assets and liabilities is reflected in the shareholders equity and takes into account the fiscal effect in the caption "deferred tax assets/liabilities".
With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments including hedging contracts, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1 "First introduction of International Financial Reporting Standards", and therefore postpone their restatement.
Saipem has also opted, in compliance with IFRS1, not to not to restate business combinations and to assume at zero the cumulated translation differences of financial statements in currencies other than the euro of company shareholdings.

In compliance with the introduction of IFRS 1, the following are stated below: (i) the balance sheet for 2003 restated under IFRS; (ii) the income statement for 2004 restated under IFRS; (iii) the balance sheet for 2004 restated under IFRS; (iv) the reconciliations between the shareholders' equity, inclusive of minority interest, for 2003 and 2004 reported under Italian GAAP and shareholders' equity under IFRS; (v) the reconciliation between the Group's net income for 2004 reported under Italian GAAP and IFRS; (vi) the restatement of the cash flow statement at 31st December 2004.

The restatement/reconciliation tables have been prepared in view of the IFRS introduction as adopted by the European Commission. Given this specific aim, the information provided in this section is not intended to substitute the wider comparative information that will be provided in the first complete financial statements under IFRS.

The balances of reconciliations required by IFRS 1 have been subject to a full audit by PricewaterhouseCoopers.

IFRS applied are detailed under the section "Basis of preparation". Specifically, data contained in the reconciliation tables may be adjusted in compliance with future directives as issued by the European Commission or new guidelines issued by IASB and/or IFRIC.

Balance Sheet at 31st December 2003 and 2004

The tables below detail the restatement of the various balance sheet captions at 31st December 2003 and 2004 under IFRS, previously stated under Italian accounting principles (hereafter also referred to as Italian GAAP):

Balance Sheet (million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS	Previously used accounting principles	Effects of IFRS introduction	IFRS
	31st December 2003			31st December 2004		
Net tangible fixed assets	1,694	26	1,720	1,688	24	1,712
Net intangible fixed assets	851	(23)	828	805	30	835
Financial investments	26	-	26	17	-	17
Net working capital	(79)	-	(79)	5	(3)	2
Provisions for contingencies	(117)	3	(114)	(118)	(4)	(122)
Employee termination indemnities	(31)	-	(31)	(34)	1	(33)
Minority interest in net equity	(23)	-	(23)	(9)	-	(9)
Net debt	(953)	-	(953)	(866)	-	(866)
Net equity	**1,368**	**6**	**1,374**	**1,488**	**48**	**1,536**

At 31st December 2004, the effects of IFRS introduction have resulted in a 48 million euro increase in net equity.

Reconciliation of the Shareholders' equity at 31st December 2003 and 2004

The following table details the reconciliation between the shareholders' equity, inclusive of minority interest, at 31st December 2003 and 31st December 2004 reported under Italian GAAP and shareholders' equity under IFRS:

(million €)

Ref.[1]		31st December 2003	31st December 2004
	Net equity under Italian GAAP	**1,368**	**1,488**
1	Capitalisation of periodic maintenance	64	74
1	Depreciation on periodic maintenance provision	(38)	(50)
1	Write-off of periodic maintenance provision	16	2
2	Research and development costs that cannot be capitalised	(1)	(1)
3	Losses on employees' benefit plans	(15)	(11)
3	Effect on taxation	1	-
3	Evaluation of actualisation of employee termination benefits	-	1
4	Impairment of Moss Maritime's goodwill	(22)	(22)
4	Goodwill value restore	-	53
5	Reclassified fair value of stock grant plans - future years	(1)	(3)
5	Reclassified stock grant fund	2	5
	Total effect of IFRS introduction	**6**	**48**
	Net equity under IFRS	**1,374**	**1,536**

1 *The number refers to the caption in the section entitled "Nature of main adjustments".*

Income statement 2004

The restatement of the various 2004 income statement captions under IFRS is as follows:

Income Statement (million €)	Previously used accounting principles	Effects of IFRS introduction	IFRS
		Year 2004	
Revenues	4,306	-	4,306
Operating costs	(3,776)	(3)	(3,779)
Gross operating income	**530**	**(3)**	**527**
Amortisation and depreciation	(240)	41	(199)
Operating income	**290**	**38**	**328**
Financial income/(expenses)	(23)	-	(23)
Income before income taxes	**267**	**38**	**305**
Income taxes	(67)	-	(67)
Minority interest	(3)	-	(3)
Net income	**197**	**38**	**235**

The effects of the introduction of the IFRS for the year 2004 have resulted in an increase in net income of 38 million euros.

Reconciliation of the Group's net income for 2004

The reconciliation between the Group's net income for 2004 reported under Italian GAAP and IFRS is as follows:

(million €)

Ref.[2]		Year 2004
	Net income under Italian GAAP	**197**
1	Periodic maintenance provision value restore	(14)
1	Write-off of periodic maintenance costs	10
1	Amortisation of periodic maintenance	(12)
3	Fair value gains on employees' benefit plans	1
4	Adjustment to goodwill amortisation	53
	Total effect of IFRS introduction	**38**
	Net income under IFRS	**235**

2 The number refers to the caption in the section entitled "Nature of main adjustments".

Reclassified cash flow statement at 31st December 2004

The following table details the IFRS restatement of the reclassified cash flow statement at 31st December 2004 compiled in compliance with Italian accounting principles (hereafter Italian GAAP):

Cash flow statement (million €)	Previously used accounting principles	Effects of IFRS introduction	IFRS
		Year 2004	
Net income	200	38	238
Amortisation and other non monetary components	318	(41)	277
Variation in net current assets and other monetary components	(158)	13	(145)
Investments and disposals	(184)	(10)	(194)
Variation in financial debt	(33)		(33)
Buy-back of treasury shares	(10)		(10)
Cash flow	(65)		(65)
Other variations	19		19
Variation in net debt	**87**	**-**	**87**

Nature of main adjustments

The following is a description of the main changes introduced in the 2003 balance sheet, whose effects are reflected in the 2004 income statement and balance sheet.

1) Different recognition of provisions for contingencies (ref. IAS 37 - Provisions, contingent liabilities and contingent assets; IAS 16 - Property, plant and equipment)

Under Italian GAAP, the reserve for contingencies concerns costs and charges of a determined nature, whose existence is certain or probable, but whose amounts or occurrence are not determinable at the period-end. The reserve for contingencies is stated on an undiscounted basis.

Under IFRS, a provision to the reserve for contingencies is made only if there is a current obligation considered "probable" as a consequence of events occurred before period-end deriving from legal or contractual obligations or from behaviours or announcements of the company that determine valid expectations in third parties (implicit obligations), provided that the amount of the liability can be reasonably determined. When the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined, the estimated cost is discounted on the basis of the risk-free rate of interest and adjusted for the Company's credit cost.

As for the reserve for periodic maintenance, under IFRS these costs are capitalized when incurred as a separate component of the asset and are depreciated according to their useful lives, as they do not represent a current obligation.

The application of IFRS determined an increase in shareholder equity at 31st December 2004 of 26 million euros and a decrease in 2004 net income of 16 million euros.

2) Adjustments to intangible assets (ref. IAS 38 – Intangible assets)

Under Italian GAAP, costs for software development can be capitalized under certain circumstances. IFRS pose more stringent conditions for their capitalization.
The application of IFRS determined a decrease in shareholders equity at 31st December 2004 earnings of 1 million euros.

3) Employee benefits (ref. IAS 19 – Employee benefits)

Under Italian GAAP, employee termination benefits are accrued during the period of employment of employees, in accordance with the law and applicable collective labour contracts.
Under IFRS, employee termination benefits (e.g. pension payments, life insurance payments, medical assistance after retirement, etc.) are defined on the basis of post-employment benefit plans which due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company's obligation consists of making payments to the state or to a trust or a fund.
Plans with defined benefits are pension, insurance or healthcare plans which provide for the company's obligation, also in the form of implicit obligation, to provide non formalized benefits to its former employees.[3]. The related discounted charges, determined with actuarial assumptions[4], are accrued annually on the basis of the employment periods required for the granting of such benefits.
The application of this principle determined a decrease in shareholders equity at 31st December 2004 of 9 million euros and an increase in 2004 net income of 1 million euros.

4) Goodwill amortisation (ref. IAS 36 – Impairment of assets; IAS 38- Intangible assets)

Under Italian GAAP, goodwill is amortized on a straight-line basis in the periods of its expected utilization, provided it is no longer than five years; in case of specific conditions related to the kind of company the goodwill refers to, goodwill can be amortised for a longer period not exceeding 20 years.
Under IFRS, goodwill cannot be amortised, but it is subject to a yearly evaluation in order to define the relevant impairment, if needed.
The application of IFRS determined an increase in shareholders equity at 31st December 2004 of 31 million euros and an increase in 2004 net income of 53 million euros.

5) Stock grant schemes (ref. IFRS 2 – Share-based payments)

Under Italian GAAP, the cost of stock-based compensation is recognised in the income statement at the stock grants fair value determined pro rata temporis over the year and accrued in a specific provision.
Under IFRS, for stock-based compensation, the company is to measure at fair value goods or services received and estimate the relevant net equity increase.
The application of IFRS determined an increase in shareholders equity at 31st December 2004 of 2 million euros.

3 Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.

4 Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) employee mortality rate; (iii) employee turnover rate; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of reimbursement claims and future changes in medical costs; (vi) interest rates.

Income statement at 30th September 2004

The restatement of the various income statement captions for the first nine months 2004 under IFRS is as follows:

(million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
	September 2004		
Revenues	3,069	-	3,069
Operating costs	(2,683)	(3)	(2,686)
Gross operating income	**386**	**(3)**	**383**
Depreciation and amortisation	(186)	31	(155)
Operating income	**200**	**28**	**228**
Financial income/(expenses)	(21)	-	(21)
Income before income taxes	**179**	**28**	**207**
Income taxes	(45)	-	(45)
Minority interest	(3)	-	(3)
Net income	**131**	**28**	**159**

The effects of the IFRS introduction in the first nine months 2004 have determined an increase in the net income of 28 million euros.

Reconciliation of consolidated net income for the first nine months 2004

The following is the reconciliation of consolidated net income for the first nine months 2004 with that deriving from the application of IFRS:

(million €)

Ref.[5]		September 2004
	Net income under Italian GAAP	**131**
1	Periodic maintenance provision value restore	(11)
1	Write-off of periodic maintenance costs	7
1	Amortisation of periodic maintenance	(8)
3	Discounted valuation of employee termination indemnities	1
4	Adjustment to goodwill amortisation	39
	Total effect of IFRS introduction	**28**
	Net income under IFRS	**159**

5 The number refers to the caption in the previous section entitled "Nature of main adjustments".

Reclassified cash flow statement at 30th September 2004

The following table details the restatement under IFRS of the reclassified cash flow statement for the first nine months 2004.

(million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
	30th September 2004		
Net income	131	28	159
Depreciation, amortisation and other non-monetary items	226	(31)	195
Changes to working capital and other monetary items	(306)	10	(296)
Investments and disposals	(127)	(7)	(134)
Buy-back of treasury shares	(10)		(10)
Cash flow from share capital and reserves	(65)		(65)
Other variations	(1)		(1)
Variation in net debt	**152**	-	**152**

Introduction of IAS 32 and IAS 39

With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments including hedging contracts, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1 "First introduction of International Financial Reporting Standards", and without restating the values for comparison purposes.
The introduction of the two aforementioned principles has therefore modified the balance sheet at 1st January 2005 as follows:

(million €)

	IFRS 31st December 2004	Effect of the IAS 32/39 introduction	IFRS 1st January 2005	IFRS 30th September 2005
Net tangible fixed assets	1,712		1,712	1,811
Net intangible fixed assets	835		835	831
Financial investments	17		17	28
Working capital, net	2	27	29	74
Provisions for contingencies	(122)		(122)	(130)
Employee termination indemnities	(33)		(33)	(34)
Minority interest in net equity	(9)		(9)	(12)
Net debt	(866)	(8)	(874)	(1,046)
Net equity	**1,536**	**19**	**1,555**	**1,522**

The nature of adjustments that affected net equity at 1st January and 30th September 2005 are as follows:

(million €)

	1st January 2005	30th September 2005
- Treasury shares reclassified against net equity	(22)	(37)
- Evaluation at fair value of foreign currency hedging contracts	70	(54)
- Evaluation at fair value of interest rate hedging contracts	(12)	(12)
Total adjustments as per IAS 32 and 39	**36**	**(103)**

The application of IAS 39 resulted in additional financial charges, for the first nine months 2005, amounting to 6 million euros consisting mainly of the valuation at fair value of the forward component of foreign currency hedging contracts.

Basis of preparation

This quarterly report has been prepared in compliance with the International Financial Reporting Standards (hereafter "IFRS" or International Accounting Standards, hereafter "IAS") issued by the International Accounting Standards Board (IASB)[6] and adopted by the European Commission, pursuant to art. 6 of European Regulation No. 1606/2002 by the European Parliament and European Council of 19th July 2002.
With reference to Consob resolution no. 14990, dated 14th April 2005, the information disclosed in this quarterly report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation no. 11971 dated 14th May 1999 and subsequent amendments); for this reason, the provisions of IAS 34 - Interim Financial Statements have not been applied. This Report includes concise financial information in the following tables: balance sheet, income statement, variation to net equity and cash flow statement.
The criteria described in this paragraph may not coincide with the IFRS guidelines applicable on the 31st December 2005 due to future decisions by the European Commission as regards the approval of International Accounting Standards or the issue of new principles, interpretations or implementation guidelines by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).
This quarterly report comprises the interim data of Saipem SpA and all Italian and foreign subsidiaries over which Saipem SpA holds the right to exercise direct or indirect control by way of steering its financial and management decisions and reap the relevant benefits. The consolidated financial statements also include, on a line-by-line proportional basis, the interim data of jointly managed companies by way of agreements with the other partners. Companies held exclusively for subsequent sale, those in liquidation and minor investments if considered immaterial are excluded from the consolidation. The effects of these exclusions are not material[7].
Subsidiaries excluded from the consolidation area, associated companies and other holdings have been valued using the criteria described under the heading "Financial Assets".
Contract work in progress includes extra revenues from additional works following modifications to the original contracts where they can be reasonably undertaken. Owing to the ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, the periodic statements include expected additional revenues even before a formal agreement with the counterpart is reached.
The economic information provided in this report refers to the first nine months 2005 as well as the first nine months 2004. Financial data refers to 30th September 2005 and 31st December 2004. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.
Unless otherwise indicated, data is expressed in millions of euros.
In accordance with CONSOB regulations, quarterly reports are not subject to audit.

6 IFRS comprise of: (i) International Financial Reporting Standards (IFRS); (ii) International Accounting Standards (IAS); (iii) interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and by the Standing Interpretations Committee (SIC) and adopted by IASB. The denomination International Financial Reporting Standards (IFRS) was adopted by IASB and applies to all standards issued after May 2003. Standards issued before May 2003 have maintained the denomination IAS.

7 According to the dispositions of the Framework of international accounting standards, "information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements".

Consolidation principles

The IFRS application has not produced significant variations versus the consolidation principles adopted for the preparation of the Consolidated and Statutory Financial Statements at 31st December 2004.

Interests in companies included in consolidation

Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the consolidated balance sheet; the accounting value of these interests is eliminated against the corresponding fraction of the shareholders' equity of the companies owned.
The accounting value of interests in companies consolidated using the proportional method is eliminated against the corresponding fraction of the shareholders' equity of the companies owned; assets and liabilities, expense and income related to consolidated companies are incorporated into the balance sheet proportionally to the interest held.
The shareholders' equity in owned companies is determined by attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference is recognized under "Difference in consolidation". Negative residual differences are charged against income.
Income or expenses deriving from the disposal of interests in consolidated companies are charged against income, i.e. the difference between the sale price and the corresponding fraction of shareholders' equity sold.
Fractions of shareholders' equity and of net income of minority interest are recognized under specific items in the income statement. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.
Dividends, revaluations, write-downs and losses on interests in consolidated companies, in addition to gains and/or income on inter-company disposals of shareholdings in consolidated companies are eliminated.

Inter-company transactions

Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, income and expenditure as well as guarantees, commitments and risks between consolidated companies are also eliminated.

Foreign currency translation

Financial statements of consolidated companies denominated in currencies other than the euro are converted to euro applying: (i) exchange rates prevailing at the end of the period to assets and liabilities; (ii) the historic exchange rates to equity accounts; (iii) the average rates for the period (source: Italian Exchange Bureau) to income statement accounts.
Exchange rate differences from conversion deriving from the application of different exchange rates for assets and liabilities, shareholders' equity and income statement are recognized under the item "Reserve for exchange rate differences" within shareholders' equity for the portion relating to the Group and under the item "Minority interest" for the portion related to minority shareholders'.
Financial statements of foreign subsidiaries which are translated into euros are denominated in their functional currencies, i.e. the local currency or the currency used for the majority of economic transactions, assets and liabilities.

Valuation criteria

The most significant evaluation criteria used for the preparation of the consolidated financial statements are shown below.

Tangible assets

Tangible assets are stated at their purchase or production cost including ancillary costs which can be directly attributed to them that are required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses that would have theoretically been saved had the investment not been made. The purchase or production costs are net of Government grants that are recorded in a contra asset account when authorized, if all the required conditions have been met.
No revaluation is allowed even in application of specific laws.
Assets carried in financial leasing are stated among the tangible assets, as a contra to the financial payable to the lessor, and depreciated using the criteria detailed below.
Tangible assets, including financial leasing, are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the amortization is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building as well as tangible disposal assets which are valued at the lower of book value and fair value less costs to sell.
Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the asset useful life.
Renewals, improvements and transformations which extend asset lives are capitalized.
The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the income statement. Ordinary maintenance and repair costs are expensed when incurred.
When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs to sell and replacement cost.
In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the asset's disposal.
Replacement cost is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sector.
Valuation is carried out for each single asset or, if the realizable value of single assets cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, so called cash generating unit. When the reasons for their impairment cease to exist, Saipem reverses previously

recorded impairment charges and records an income as asset revaluation in the income statement of the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred write-downs net of related amortization that would have been made had the impairment not been made.
Tangible assets destined for specific operating projects, for which no further future use is envisaged due to the peculiarities of the asset itself or the high usage sustained during the execution of the project, are amortised over the duration of the project.

Intangible assets

Intangible assets include assets which lack physical consistence that are identifiable, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations.
Intangible assets are stated at purchase or production cost determined with the criteria used for tangible assets. No revaluation is allowed even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria shown in the section "Tangible Assets".
Goodwill and other intangible assets with indefinite useful life are not amortized.
The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. Depreciations may not be revaluated.

Costs for scientific and technological research

Capital expended for the acquisition of new know-how or discoveries, the development of alternative products or processes, new techniques or modes, the design and realisation of prototypes or all other scientific and technological research and development activities are generally considered to be current costs and are expended to the year in which they are incurred.
Research and development costs are stated in the assets when:
a) there is the technical capacity to complete the asset and make it available for use or sale;
b) there is the intention to complete the asset and make it available for use or sale;
c) it is possible to make the asset available for use or sale;
d) it can be shown that the asset is able to produce future economic benefits;
e) technical, financial and other resources are available to complete development of the asset and make the asset available for use or sale;
f) the cost attributable to the intangible asset can be reasonably determined.

Financial fixed assets

Investments in subsidiaries excluded from consolidation, joint ventures and affiliates are accounted for using the equity method. If it does not result in a misrepresentation of the company's financial condition and consolidated results,

subsidiaries excluded from consolidation may be accounted for at cost, adjusted for permanent impairment of value.
Other investments are recognized at their fair value and their effects are charged to shareholders' equity. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for permanent impairment of value.
When the reasons for their impairment cease to exist, investments accounted for at cost are revaluated within the limit of the impairment made and their effects are charged to the income statement.
The risk deriving from losses exceeding shareholders' equity is recognized in a specific reserve to the extent the parent company is required to fulfil legal or implicit obligations towards the subsidiary or to cover its losses.
Receivables and financial assets that must be maintained until expiry are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). The effects of the devaluation to the amortized cost are charged to the item "Financial Income/(expenses)".

Current assets

Inventories, with the exception of contract work-in-progress, are stated at the lower price between the purchase price calculated according to the criteria for intangible assets and the market value.
The cost for inventories is determined by applying the weighted-average cost method.
As inventories mostly consist of spare parts, the market value thereof is represented by their replacement cost or by their net realisable value, if lower.
Contract work-in-progress relating to long-term contracts is stated on the basis of accrued contractual revenues, agreed with the customers using the percentage of completion method and complying with the principle of prudence.
Given the nature of the contracts and the type of work, the percentage of completion is calculated on the basis of the work performed, being the percentage of costs incurred with respect to the total estimated costs (cost-to-cost method).
Adjustments made for the economic effects of using this method with respect to the revenues invoiced are included under "work-in-progress" if positive or under "commercial payables" if negative.
The agreed revenues, where expressed in a foreign currency, are calculated by taking into account the exchange rate fixed by the designated hedge; the same method is used for any costs in a foreign currency.
The valuation of work-in-progress considers all directly related costs, contractual risks and contractual price revisions, where they can be objectively determined.
Modifications to original contracts, for additional works, are acknowledged when they can reasonably be undertaken. Contract losses are charged entirely to the year in which they become known.
Bidding costs are expended in the year in which they are incurred.
Financial assets held for trading and financial assets available for disposal are stated at fair value and the economic effects charged, respectively, to the income statement item "Financial Income/(Expenses)" and the shareholders' equity item "Other reserves".
When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g. purchase of

securities on regulated markets), the transaction is entered at the date of settlement. Receivables are stated at their amortized cost (see above "Financial fixed assets"). Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.

Treasury shares

Treasury shares are recorded at cost and as a reduction of shareholders' equity. Income from subsequent sales of treasury shares is recorded as an increase of shareholders' equity.

Financial liabilities

Debt is recorded using the amortized cost method (see "Financial assets").

Provisions for contingencies

Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfilment of that obligation will be expensive; (iii) the amount of the obligation can be accurately estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfil the obligation or to transfer it to third parties at year-end.
When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted; the increase in the provision linked to the passing of time is charged to the income statement in the item "Financial Income/(Expenses)".
When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated as a contra to the asset to which it refers; the income statement charge is made with the amortization process.
The costs that the company expects to bear to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
The provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimate revisions of the provisions are recognized in the same income statement item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) as a contra to the assets to which they refer.

Employee post-employment benefits

Post employment benefit plans are defined on the basis of plans, even if not formalized ones, which due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company's obligation, consisting in making payments to the State or to a trust or a fund, is determined on the basis of due contributions, minus any sums already paid.

The liabilities related to defined benefit plan[8], net of any plan assets, are determined on the basis of actuarial assumptions[9] and charged to the relevant year consistently with the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.
The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the income statement, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets (corridor method).

Revenues and costs

Revenues from sales of products and services rendered are recognized upon transfer of risks and benefits associated to the property or upon settlement of the transaction.
Revenues are recognized upon shipment when the risks of loss are transferred to the acquirer at that date.
The allowances of revenues related to partially rendered services are recognized with respect to the accrued considerations, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; differently they are recognized within the limits of the recoverable costs incurred.
The revenues related to contract work-in-progress are recognized on the basis of contractual considerations by reference to the stage of completion of a contract measured on the cost-to-cost basis. Revenues for contract work-in-progress in a foreign currency are recognised at the euro exchange rate on the date the stage of completion of a contract is measured with the customer or, at the exchange rate on the day of payment. work that has not yet been agreed is recognised at the year-end exchange rate. The requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of considerations when it is probable that the counterpart will accept them.
Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation.
Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.
Labour costs include stock grants and stock options granted to managers from 1st January 2003, consistently with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee, plus any charges borne by the employer (social contributions and employee termination benefits); the portion relevant to the year is calculated pro rata over the period to which the incentive refers (vesting period)[10]. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with the Black-Scholes method that takes into account the exercise conditions, current price of the shares, expected volatility and the risk-free rate.

8 Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.

9 Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) employee mortality rate; (iii) employee turnover rate; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of reimbursement claims and future changes in medical costs; (vi) interest rates.

10 For stock grants, the period between the date of the award and the date of allocation of stock; for stock options, the period between the date of the award and the date on which the option can be exercised.

The fair value of stock grants and stock option plans for Saipem SpA employees is shown in the item "Labour costs - other costs" and as a contra to "Available reserves". The allowance for employee termination benefits and social contributions calculated on the fair value is recognised in a contra account in the item "Provision for employee benefits".
The fair value of stock grant plans for employees of controlled companies is shown at the date of option allocation in the item "Financial charges" and as a contra to "Available reserves" and is subsequently recharged to the various companies in a contra account in the item "Financial gains - other".
The fair value of stock option plans is shown as a contra-entry in the item "Retained earnings".

Exchange rate differences

Revenues and costs concerning transactions in foreign currency are stated at the exchange rate on the date that the transaction is completed.
Monetary assets and liabilities in foreign currency are converted into euro by applying the year-end exchange rate and the effect is stated in the income statement.
Non-monetary assets and liabilities in foreign currency valued at cost are stated at the initial exchange rate; when they are evaluated at fair value, at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

Dividends

Dividends are recognized at the date of the general shareholders' meeting declaring them.

Taxes

Current income taxes are determined on the basis of the estimated taxable income; the estimated liability is recognized in the item "Current tax liabilities". Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets or liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are recognized when their realization is probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if referred to offsettable taxes. The balance of the offset, if positive is recognized in the item "Deferred tax assets" and if negative in the item "Deferred tax liabilities".

Derivatives

Derivatives are assets and liabilities recognized at their fair value.
Consistently with its business requirements, Saipem classifies derivatives as hedging instruments, whenever possible.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the

effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the income statement; consistently the hedged items are adjusted to reflect the variability of fair value associated with the hedged risk.
Cash flow hedges cover the cash flow variation risks that may affect the profit and loss account in the future; these risks are usually associated to a balance sheet asset or liability (such as future payables of debts at variable interest rates) or highly probable forecast transactions, for instance project income/costs.
The effective portion of variations in fair value of derivatives, as defined as hedging contracts by IAS 39, are posted to a hedging reserve and are charged as income over the period when the hedge affects the profit and loss account.
The ineffective portion of variations in fair value of derivatives, as well as the entire variations in fair value of those derivatives that have not been defined as hedging contracts by IAS 39, are charged directly to the income statement in the item "financial income/(expenses)".

Exposure to and management of financial risks

Saipem operates worldwide in business sectors that are exposed to market risks resulting from changes in interest rates, exchange rates and price of materials. The risk of fluctuations in prices and financial flows is strictly linked to the nature of this business and can only be partially offset through appropriate risk management policies.

Risk of variations of prices and financial flows

Saipem's results are influenced by variations in oil prices, insurance premia and price of materials. Furthermore, Saipem's financial flows are exposed to fluctuations in interest and exchange rates.
Saipem is exposed to exchange rate fluctuations because the Group operates in non-euro areas, revenues from operational contracts are denominated or linked to the US dollar, and because of the time lag between the occurrence of revenues and costs denominated in a currency different from that of the financial statements and their financial realisation. Saipem's strategy to reduce the market risk exposure arising from exchange rate fluctuations by utilising derivatives. Planning and management for this activity is the responsibility of the Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the international financial reporting standards.
The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly long-term financing with variable rates. To reduce this risk, Interest rate swaps (I.R.S.) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates.

Credit risk

Credit risk represents Saipem's exposure to incur a loss in the event of non-performance by a counterparty. Credit risk related to the ordinary course of trade activities is managed by the business units and the administration department on the basis of standardized procedures and periodic reporting. As for financial investments and the utilization of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem SpA.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group's business activities may not be available. In the current situation, through the management of flexible credit lines suitable with business requirements, Saipem believes to have access to sufficient funding to meet currently foreseeable borrowing requirements.

Use of accounting estimates

The preparation of these consolidated financial statements required management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

Economic results

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Consolidated income statement (million €)

	Third Quarter			First nine months		
	2004	2005	Var.%	2004	2005	Var.%
Revenues						
Revenues from operations	1,158	1,081	(6.6)	3,069	3,200	4.3
Other revenues and income	1	5		6	8	
Total revenues	1,159	1,086	(6.3)	3,075	3,208	4.3
Operating costs						
Purchases, services and other costs	(826)	(718)		(2,143)	(2,211)	
Payroll and related costs	(197)	(227)		(549)	(608)	
Amortisation, depreciation and write-downs	(56)	(52)		(155)	(146)	
Operating income/(loss)	80	89	11.3	228	243	6.6
Financial expenses	(11)	(12)		(33)	(38)	
Income/(expenses) from investments						
Effect of the evaluation using the net equity method	5	4		12	16	
Income taxes	(17)	(17)		(45)	(47)	
Net income before minority interest	57	64	12.3	162	174	7.4
Minority interest	(1)	(1)		(3)	(3)	
Net income	56	63	12.5	159	171	7.5
Cash flow (net income + depreciation and amortisation)	112	115	2.7	314	317	1.0

In line with the annual financial statements and the six-monthly report, this quarterly report includes the reclassified consolidated income statement by destination of costs.

This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination						(million €)
	Third Quarter			First nine months		
	2004	2005	Var.%	2004	2005	Var.%
Revenues	1,158	1,081	(6.6)	3,069	3,200	4.3
Operating costs	(1,008)	(926)		(2,637)	(2,776)	
Idle costs	(22)	(19)		(61)	(38)	
Selling expenses	(16)	(15)		(52)	(49)	
Research and development costs	(3)	(2)		(6)	(5)	
Other operating income, net	-	(1)		2	-	
Contribution from operations	109	118		315	332	
General and administrative expenses	(29)	(29)		(87)	(89)	
Operating income	80	89	11.3	228	243	6.6

Third Quarter

Revenues for the third quarter 2005 amounted to 1,081 million euros, a decrease of 77 million euros versus the third quarter 2004.
Operating costs amounted to 926 million euros, n increase of approximately 8.1% versus those for the same period 2004. This decrease in operating costs is linked to reduced volumes generated during the period.
Labour costs amounted to 227 million euros, a 15.2% increase versus the third quarter 2004, and is due to the full-scale operations of projects under execution.
Contribution from operations in the third quarter 2005 amounted to 118 million euros, an increase of 9 million euros versus the third quarter 2004, which has been analysed in depth under the various business units.
General and administrative expenses in the third quarter 2005 amounted to 29 million euros, in line with those for the same quarter the previous year.
Hence, operating income stood at 89 million euros.

First nine months

Revenues for the first nine months 2005 amounted to 3,200 million euros, an increase of 131 million euros versus those of the first nine months 2004, mainly due to higher levels of activity in the Onshore Construction and LNG sectors.
Operating costs amounted to 2,776 million euros, an increase of approximately 5.3% versus those for the same period 2004. Higher operating costs are due to increased revenues for the period.
Labour costs amounted to 608 million euros, a 10.7% increase versus the first nine months 2004, due to the full-scale operations of projects under execution.
Contribution from operations in the first nine months 2005 amounted to 332 million euros, an increase of 17 million euros versus that for the first nine months 2004.
General and administrative expenses in the first nine months 2005 amounted to 89 million euros, an increase of 2 million euros versus those for the same period the previous year.
Hence, operating income stood at 243 million euros.

Human resources

The following table provides data comparing average employment levels at the end of 2004 and the first nine months 2005.

Average workforce	Year 2004	30th September 2005
Italian personnel	2,443	2,515
French personnel	3,839	3,765
Other nationalities	15,393	16,663
Total	**21,675**	**22,943**
Offshore Construction	6,958	7,708
Offshore Drilling	1,042	1,045
Leased FPSO	94	118
Onshore Construction	7,531	7,361
Onshore Drilling	2,165	2,287
Liquefied Natural Gas	697	700
Maintenance Modification and Operation	1,613	1,710
Staff positions	1,575	2,014
Total	**21,675**	**22,943**
No. of engineers at end of period	**3,508**	**3,631**

Workforce


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
Year 2004
30th September 2005

Consolidated balance sheet and financial position

(million €)

	31st December 2004 (*)		30th September 2005	
Net tangible fixed assets		1,712		1,811
Net intangible fixed assets		835		831
		2,547		2,642
- Offshore Construction	1,146		1,223	
- Offshore Drilling	725		729	
- Leased FPSO	65		96	
- Onshore Construction	245		235	
- Onshore Drilling	80		74	
- Liquefied Natural Gas	175		173	
- Maintenance Modification and Operation	83		84	
- Other	28		28	
Financial investments		17		28
Non-current assets		**2,564**		**2,670**
Working capital	29		74	
Provision for contingencies	(122)		(130)	
Net current assets		**(93)**		**(56)**
Employee termination indemnities		**(33)**		**(34)**
Capital employed		**2,438**		**2,580**
Net equity		**1,555**		**1,522**
Minority interest in net equity		**9**		**12**
Net debt		**874**		**1,046**
Cover		**2,438**		**2,580**
Issued and outstandindg shares		**441,177,500**		**441,410,900**

** Figures have been adjusted following the introduction of IAS 32 and IAS 39 from 1st January 2005.*

Investments (million €)

	Third Quarter		First nine months	
	2004	2005	2004	2005
Offshore Construction	28	58	66	140
Offshore Drilling	5	11	34	38
Leased FPSO	-	22	-	38
Onshore Construction	3	4	15	10
Onshore Drilling	6	1	9	8
Liquefied Natural Gas	-	-	4	1
Maintenance Modification and Operation	1	1	1	2
Saipem Offices	3	3	9	4
Total	**46**	**100**	**138**	**241**

Investments in the first nine months 2005 amounted to 236 million euros (128 million in the same period 2004) and consisted mainly of the following: maintenance and upgrading of existing asset base (92 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin (79 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (27 million euros); the acquisition of a tanker and the start of its conversion into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (38 million euros).

Variation in net equity

(million €)

	30th September 2004	31st December 2004	1st January 2005	30th September 2005
Initial Group net equity	**1,374**	**1,374**	**1,536**	**1,555**
Group net income	159	235	-	171
IAS net equity adjustments	1	4	-	-
First application of IAS 32 & 39 – treasury shares	-	-	(22)	(15)
First application of IAS 32 & 39 – fair value hedging operations	-	-	41	(124)
Dividend distribution	(65)	(65)	-	(65)
Translation differences	-	(12)	-	-
Total	**95**	**162**	**19**	**(33)**
Resulting Group net equity	**1,469**	**1,536**	**1,555**	**1,522**

The net equity during the first nine months 2005 decreased by 33 million euros due to the value of treasury shares bought back in order to service the stock grant and stock option schemes, which were duly reclassified (15 million euros), the fair value of hedging operations (Interest Rate Swaps) of 124 million euros and dividend distribution (65 million euros), partially offset by the net income for the period of 171 million euros.

Reclassified statement of cash flow and variation in net debt (million €)	September 2004	September 2005
Group net income	159	171
Third party income	3	3
Depreciation and amortisation	155	146
Other non-monetary items	37	46
Cash generated from operating income before variation in working capital	**354**	**366**
Variation in working capital relating to operations and other monetary items	(296)	(209)
Net cash flow from operations	**58**	**157**
Investments	(138)	(241)
Disposals	4	1
Free cash flow	**(76)**	**(83)**
Variation in financial debt	121	222
Buy-back of treasury shares	(10)	(22)
Cash flow from share capital and reserves	(65)	(65)
Other variations	6	14
Net cash flow	**(24)**	**66**
Free cash flow	**(76)**	**(83)**
Buy-back of treasury shares	(10)	(22)
Cash flow from share capital and reserves	(65)	(65)
Other variations	(1)	(2)
Variation in net debt	**(152)**	**(172)**

Net financial debt

Net financial debt at 30th September 2005 amounted to 1,046 million euros, versus 874 million euros at 1st January 2005.
The income generated during the period (net income plus depreciation and amortisation) amounting to 317 million euros only partially compensated for capital expenditure in tangible and intangible fixed assets (241 million euros), the increase in net current assets (157 million euros), payments of dividends (65 million euros), the buy-back of treasury shares (22 million euros) and the effect of the fair value evaluation of interest rate hedging contracts (4 million euros). This resulted in an increase in net financial debt of 172 million euros.
In the third quarter 2005, net financial debt increased by 104 million euros from 942 million euros at 30th June 2005 to 1,046 million euros at 30th September 2005.
The company's financial position at 30th September 2005 shows short-term net financial debt of 460 million euros (379 million at 1st January 2005) and medium/long term financial debt of 586 million euros (495 million at 1st January 2005).

New contracts

In the first nine months 2005, Saipem was awarded new contracts totalling 3,322 million euros (3,140 million euros in the same period 2004), of which 2,498 million euros in the Offshore sectors (Construction, Drilling and Leased FPSO).
During the third quarter, Saipem was awarded contracts amounting to 1,080 million euros (1,206 million euros in the same period 2004).
The most significant orders awarded in the third quarter 2005 include:

Offshore Construction:
- on behalf of Statoil, the Skinfaks/Rimfaks project in Norway, comprising the transport and installation of two sealines, umbilicals, spools and other subsea structures;
- on behalf of Canadian Natural Resources, the Columba E Water Injection project in the British sector of the North Sea, comprising installation, trenching and tie-in of an umbilical connecting the Columba E well to the topsides on the Ninian South platform.

Offshore Drilling:
- on behalf of Gujarat State Petroleum Corporation Ltd, the eighteen-month lease extension of the Jack Up Perro Negro 3 in India;
- on behalf of Burullus Gas Company, the three-month lease extension of the semi-submersible platform Scarabeo 6 in Egypt;
- on behalf of Eni Congo SA, one-year maintenance and workover operations in Congo.

Onshore Drilling:
- on behalf of KPO, the one-year lease of two rigs in Kazakhstan;
- on behalf of Zhaikmunai LLP, the one-year lease of one rig in Kazakhstan;
- on behalf of Repsol, the one-year lease of a rig in Algeria;
- on behalf of Repsol, the lease of two rigs, for two and five months respectively, in Venezuela.

Leased FPSO:
- on behalf of Petrobras, the contract for the provision and management of an FPSO unit due to operate on Golfinho 2 field off the coast of Brazil at a water depth of 1,400 metres. The firm contract lease period is nine years and may be extended for further three years with yearly options. In terms of the agreement Saipem is to convert a tanker into an FPSO unit with a storage capacity of up to 1,600,000 barrels and a production capacity of 100,000 barrels a day.

At the end of September 2005, the backlog stood at 5,428 million euros (5,306 million euros at 31st December 2004).

Management expectations for 2005

The positive overall trend of the market and Saipem's track record and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2005 to achieve further revenue growth, improving on the 2004 record, as well as the award of new contracts to maintain the high backlog level.
The company's financial results are affected by Saipem's substantial euro-denominated structural costs, whilst the currency of its reference market is the US Dollar. The impact of the euro/dollar exchange rate variations is felt approximately one year after contract award, i.e. the average time lag between contract acquisition (and hedging), and execution. In 2005 therefore, Saipem will carry out contracts that were won (and hedged) when the euro was particularly strong.
Nevertheless, volumes are expected to grow and prices may be adjusted, albeit gradually, in line with the variations in the euro/US Dollar exchange rate in those business sectors and those areas where US competition is weakest. This, at present, supports the expectation that, in 2005, the Group can repeat the record 2004 results, with possible room for further improvement.

Capital expenditure for 2005 is estimated at approximately 365 million euros, and will cover maintenance and upgrading of existing asset base, investments in new equipment for specific projects, capex to strengthen the operating bases/yards in Kazakhstan, Nigeria and Angola, and the start of work on the conversion of a tanker into an FPSO unit due to operate in the Petrobras' Golfinho 2 field in Brazilian waters.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in those regions in which Saipem operates, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

Offshore Construction

(million €)

	Third Quarter		First nine months	
	2004	2005	2004	2005
Revenues	732	615	1,907	1,872
Operating expenses, net of cost of materials	(550)	(415)	(1,418)	(1,249)
Cost of materials	(98)	(107)	(252)	(362)
Depreciation and amortisation	(24)	(19)	(71)	(63)
Contribution from operations (*)	60	74	166	198
New orders awarded	776	322	1,898	1,827

(*) Operating income before general and administrative expenses

The backlog at 30th September 2005 amounted to 3,258 million euros, of which 693 million are to be realised in the fourth quarter 2005.

- Revenues in the first nine months 2005 amounted to 1,872 million euros, a 2% decrease versus the same period 2004, mainly due to reduced activities in West Africa, which were only partially offset by the recovery of operations in the North Sea.

- Contribution from operations in the first nine months 2005 amounted to 198 million euros, equal to 10.6% of revenues, versus 166 million euros, equal to 8.7% of revenues in the same period 2004. The increase in margin with respect to the previous year is due to improved efficiency on a number of projects that are in their final stage of completion and a greater incidence of North Sea projects.

Offshore Drilling

(million €)

	Third Quarter		First nine months	
	2004	2005	2004	2005
Revenues	73	73	213	213
Operating expenses	(46)	(46)	(133)	(134)
Depreciation and amortisation	(12)	(12)	(34)	(34)
Contribution from operations (*)	15	15	46	45
New orders awarded	21	47	61	186

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 290 million euros, of which 63 million are to be realised in the fourth quarter 2005.

- Revenues for the first nine months 2005 are in line with those recorded in the same period 2004.

- Contribution from operations in the first nine months 2005 was virtually unchanged when compared to the same period 2004, as was profitability as a percentage of revenues. Reduced utilisation of the drillship Saipem 10000, which completed preparatory works early in the third quarter prior to commencing a contract in Angola, nullified the positive effects of the almost full-scale operations of the semi-submersible platform Scarabeo 4 and the jack-up Perro Negro 5 during the third quarter 2005.

- Vessel utilisation was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3	273	
Semi-submersible platform Scarabeo 4	161	a
Semi-submersible platform Scarabeo 5	273	
Semi-submersible platform Scarabeo 6	273	
Semi-submersible platform Scarabeo 7	273	
Drillship Saipem 10000	233	a
Jack-up Perro Negro 2	256	b
Jack-up Perro Negro 3	273	
Jack-up Perro Negro 4	273	
Jack-up Perro Negro 5	83	a

a = for the remaining days (to 273), the vessel underwent upgrading works in readiness for a new contract.
b = for the remaining days (to 273), the vessel underwent class reinstatement works.

Leased FPSO

(million €)

	Third Quarter		First nine months	
	2004	2005	2004	2005
Revenues	13	7	37	20
Operating expenses	(8)	(3)	(20)	(10)
Depreciation and amortisation	(3)	(3)	(8)	(7)
Contribution from operations (*)	2	1	9	3
New orders awarded	13	482	22	485

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 582 million euros, of which 5 million are to be realised in fourth quarter 2005.

- In the first nine months 2005, revenues decreased by 17 million euros versus the same period 2004. This fall in volumes and the 6 million euro reduction in contribution from operations compared to the first nine months 2004, are mainly due to the fact that the Prestige project was in full operation during 2004.

Onshore Construction

(million €)

	Third Quarter		First nine months	
	2004	2005	2004	2005
Revenues	174	186	452	518
Operating expenses, net of cost of materials	(118)	(126)	(303)	(353)
Cost of materials	(33)	(38)	(88)	(106)
Depreciation and amortisation	(7)	(9)	(17)	(20)
Contribution from operations (*)	16	13	44	39
New orders awarded	181	38	500	182

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 427 million euros, of which 140 million are to be realised in the fourth quarter 2005.

- Revenues in the first nine months 2005 amounted to 518 million euros, a 14.6% increase, versus the same period 2004, due to higher levels of activity on the Sakhalin project in Russia and the full-scale activity on projects in Nigeria.

- Contribution from operations, in the first months 2005, amounted to 39 million euros, versus 44 million euros in the same period 2004, with margins declining from 9.7% to 7.5%. This fall in profitability is partially attributed to increased commercial costs.

Onshore Drilling

(million €)

	Third Quarter		First nine months	
	2004	2005	2004	2005
Revenues	39	52	117	145
Operating expenses	(29)	(40)	(88)	(112)
Depreciation and amortisation	(5)	(6)	(14)	(14)
Contribution from operations (*)	5	6	15	19
New orders awarded	59	50	96	129

(*) Operating income before general and administrative expenses

The backlog at 30th September 2005 (inclusive of the five-year contract on behalf of Agip KCO to be carried out using two client-owned rigs on D Block of the Kashagan field in Kazakhstan) amounted to 280 million euros of which 51 million are to be realised in fourth quarter 2005.

- Revenues for the first nine months 2005 show a 23.9% growth versus those of the same period 2004, mainly attributed to increased activities in South America.

- Contribution from operations in the first nine months 2005 increased by 4 million euros versus the same period last year, with a margin on revenues rising from 12.8% to 13%. This recovery in profitability is due to greater activity in South America.

- Average utilisation of rigs stood at 91% (76% in the third quarter 2004); rigs were located as follows: 13 in Peru, 8 in Saudi Arabia, 6 in Venezuela, 4 in Algeria, 2 in Italy, 2 in Kazakhstan, 1 in Egypt and 1 in Georgia.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

Liquefied Natural Gas (L.N.G.)

(million €)

	Third Quarter		First nine months	
	2004	2005	2004	2005
Revenues	51	73	144	206
Operating expenses	(44)	(69)	(121)	(192)
Depreciation and amortisation	(1)	(1)	(2)	(3)
Contribution from operations (*)	6	3	21	11
New orders awarded	124	74	337.	257

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 498 million euros, of which 111 million are to be realised in the fourth quarter 2005.

- Operations carried out mainly in China, Morocco and Belgium allowed revenues to grow to 206 million euros in the first nine months 2005, a 43.1% increase versus the same period the previous year.

- In the first nine months 2005, contribution from operations amounted to 11 million euros, or 5.3% of revenues (first nine months 2004: 21 million euros, or 14.6% of revenues). This contraction in margin is mainly attributed to the significant increase in cost of materials on projects under execution.

Maintenance Modification and Operation (M.M.O.)

(million €)

	Third Quarter		First nine months	
	2004	2005	2004	2005
Revenues	76	75	199	226
Operating expenses	(69)	(69)	(181)	(208)
Depreciation and amortisation	(2)	-	(4)	(1)
Contribution from operations (*)	5	6	14	17
New orders awarded	32	67	226	256

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 93 million euros, of which 39 million are to be realised in the fourth quarter 2005.

- Operations, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first nine months 2005 to total 226 million euros, a 27 million euro increase versus the same period 2004.

- Contribution from operations, in the first nine months 2005, amounted to 17 million euros, equal to 7.5% of revenues, versus 14 million euros, equal to 7% of revenues in the same period 2004, thanks to a recovery in operational efficiency in France and Russia.

82.4776

Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 441,410,900
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications
Third quarter report at 30th September 2005 (in English)
Relazione trimestrale al 30 settembre 2005 (in Italian)
Six-monthly report at 30th June 2005 (in English)
Relazione semestrale al 30 giugno 2005 (in Italian)
Second quarter report at 30th June 2005 (in English)
Relazione trimestrale al 30 giugno 2005 (in Italian)
First quarter report at 31st March 2005 (in English)
Relazione trimestrale al 31 marzo 2005 (in Italian)
Financial Report at 31st of December 2004 (in English)
Bilancio al 31 dicembre 2004 (in Italian)

Health, Safety Environment 2004 (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù



82.4776

Eni
GROUP

Saipem

Six-monthly Report

at 30th June

2005

82.4776

Mission statement

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.
We entrust our competent and multi-local teams to provide sustainable development for our company and the communities in which we operate.

Our core values

Commitment to safety, integrity, openness, flexibility, integration commitment, innovation, quality, competitiveness, teamwork, humility, internationalisation

Saipem is a subsidiary of Eni SpA

82.4776

Saipem

GROUP

Six-monthly report

at 30th June

2005

contents

Approved by the Board of Directors
at their meeting of 20th September 2005

interim results

In the first half 2005, the Saipem Group achieved strong results, in line with those of the previous year.
In particular:
revenues exceeded 2.1 billion euros,
cash flow was over 200 million euros,
net income reached 108 million euros.
The Offshore Construction sector accounted for approximately 59% of revenues and 58% of overall contributions from operations; this underpins Saipem's competitive positioning in terms of both excellence and efficiency that the Group has achieved in this sector; Onshore Construction accounted for 16% of revenues and 12% of contributions from operations; the Drilling sectors generated 11% of revenues and 20% of contributions from operations; the following sectors Liquefied Natural Gas (L.N.G.), Maintenance, Modification and Operation (M.M.O.) and Leased FPSO accounted for the remaining 14% of revenues and 10% of contributions from operations.
Following distribution of dividends and buy-back of treasury shares for allocation to the stock options and stock grant schemes, net debt stood at 942 million euros.

The following events were of particular importance:
- the Group was awarded new contracts amounting to 2,242 million euros (of which 1,644 million in the Offshore Construction and Drilling sectors);
- upgrading works were carried out on the semi-submersible platform Scarabeo 4 and the Jack-up Perro Negro 5, enabling them to carry out two projects, in Egypt and Saudi Arabia respectively;
- investment continued in the operating bases in Angola and Kazakhstan, areas where strong market developments are expected in the medium term.

Results in the first half of the year confirm that the industrial model chosen by the Saipem Group, based on a strong technologically advanced fleet in addition to distinctive engineering and project management expertise and long-standing local presence, affords the Group a competitive edge in the market both for the supply of specialised services and the execution of turnkey projects in frontier areas.

82.4776



Saipem SpA
Saipem International BV 100%
European Marine Investments Ltd 100%
Energy Maintenance Services SpA 50%
Saipem Energy International 100%
Saipem FPSO SpA 100%
Intermare Sarda SpA 100%
Saipem sa 100%
European Marine Contractors Ltd 50% 50%
SB Construction & Marine Services BV
European Maritime Commerce BV 100%
Saipem UK Ltd 100%
ERS Equipment Rental & Services BV 100%
Saipem Services sa 99.98% 0.02%
Saipem (Portugal) Gestão de Participações SGPS SA 100%
Saipem America Inc 100%
Petrex SA 100%
ER SAI Caspian Contractor Llc 50%
Saipem (Nigeria) Ltd 89.41%
Saipem Drilling Comany 50%
Sonsub Ltd 100%
Saudi Arabian Saipem Ltd 60%
Saipem Holding France 100%
Global PetroProjects Services AG 100%
Saipem Asia Sdn Bhd 100 %
PT. Saipem Indonesia 100%
Saipem Mediterranean Services Llc 100%
Saipem do Brasil Serviços de Petroleo Ltda 100%
Saipem Contracting (Nigeria) Ltd 97%
Saipem (Malaysia) Sdn Bhd 41.94%
Saipem Aban Drilling Co Pvt Ltd 50%
Katran-K Llc 100%
Moss Maritime A/S 100%
Saipem Perfurações e Construções Petrolíferas America do Sul Lda 100%
Saipem (Portugal) Comércio Marítimo Lda 100%
Saipem Luxembourg SA 100%
FPSO - Firenze Produção de Petróleo Lda 50%
Uniprofor Construção de Estruturas Marítimas Unipessoal Lda 50%
FPSO - Mystras Produção de Petróleo Lda 50%
FPSO - Mystras (Nigeria) Ltd 100%
Entreprise Nouvelle Marcellin sa 100%
Guangdong Contractors snc 60%
Dalia Floater Angola snc 27.5%
Camom sa 100%
Camom Turbines Services sa 100%
Camon Gesellschaft GMBH 95%
Delong Hersent Unipessoal Lda 100%
Petromar Lda 70%
Boscongo sa 99.98%
BOS Investment Ltd 100%
BOS-UIE Ltd 100%
Hazira Marine Engineering & Construction Management Pvt Ltd 100%
Servicios de Construcciones Caucedo sa 49.7%
Stargulf FZCO 60% 40%
BOS Shelf Ltd Society 50%
Sofresid sa 100%
Sofresid Engineering 99.99%
Saipem Contracting Algérie SpA 99.95%
PT Sofresid Engineering 100%
Saibos sas 100%
Saibos Akogep snc 70%
Saibos Construções Maritimas Lda 100%
Saibos FZE 100%
Upstream Constructors International FZCO 50%
Services et Equipements Gaziers et Petroliers sa 99.76%
Société de Construction d'Oleoducs snc 100%
Hazira Cryogenic Engineering & Construction Management Pvt Ltd 55%
Starstroi Llc 50%
Offshore Design Engineering Ltd 50%
Saipem India Project Services Ltd 100%
TSS Dalia snc 27.5%
SAS Port de Tanger SASU 100%
Société pour la realisation du Port de Tanger Mediterranée
SN Technigaz sa 99.96%
TBE Ltd 70%
STTS snc 57% 3%

Saipem Group structure

82.4776

Saipem

Directors' report

82.4776

Saipem SpA share performance

During the first half 2005, the value of Saipem Spa ordinary shares, quoted on the Milan Stock Exchange, increased by 26%, from 8.864 euros at 31st December 2004 to 11.173 euros at 30th June 2005.
On 23rd May 2005, a dividend of 0.15 euros per share (0.18 euros per savings share) was distributed to shareholders.

Throughout the first half, the Saipem share price benefited from prospects of increased investments by the oil companies; in this respect, Saipem's shares comprehensively outperformed the general market trend, which had been affected by lingering economic uncertainty (the SPMIB index grew by 4.7% during the period). Furthermore, the high price of oil caused the Saipem share to reach, at the end of June, 11.179 euros and a market capitalisation of close to 5 billion euros. This positive trend continued in the weeks following the half-year end, leading the share price to reach an all-time high of 13.93 euros at the beginning of September.

The volume of shares traded during the first half of the year totalled approximately 362 million with a total value of 3,585 million euros, in line with the average recorded over the two previous semesters.

Saving shares, representing a very limited number when compared to ordinary shares, recorded a 27.6% increase in value, rising from 8.74 euros at the end of 2004 to 11.15 euros at 30th June 2005.

Share prices on the Milan stock exchange

(prices are in €)

	2001	2002	2003	2004	1st half 2005
Ordinary Shares (*)					
maximum	7.60	7.66	7.31	9.42	11.18
minimum	4.16	4.68	5.24	6.16	8.69
average	6.22	6.41	6.30	7.93	9.91
price at half-year end	5.49	6.40	6.46	8.86	11.17
Savings Shares (**)					
maximum	7.49	13.71	7.48	9.45	11.15
minimum	5.32	5.05	5.80	6.60	8.74
average	6.51	7.38	6.71	8.14	10.26
price at half-year end	5.32	7.19	6.98	8.74	11.15

(*) at 30th June 2005 - no. 440,991,334 ordinary shares
(**) at 30th June 2005 - no. 189,766 savings shares convertible to ordinary shares at par, no time restrictions


11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
Value
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
2000
2001
2002
2003
2004
2005
Year
Saipem
MIB 30

glossary

FINANCIAL TERMS

IFRS: International Financial Reporting Standards issued by IASB (International Accounting Standards Board) and adopted by the European Commission. They comprise of: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and the Standing Interpretations Committee (SIC) adopted by IASB. The denomination International Financial Reporting Standards (IFRS) has been adopted by IASB and applies to principles issued after May 2003. Principles issued before May 2003 have maintained the denomination IAS.

Leverage: the degree to which the company is utilising borrowed money. It is the ratio between net financial debt and shareholders' equity inclusive of minority interest.

Contribution from operations: Operating Income before general and administrative expenses.

ROACE: return on average capital employed. The ratio between net income before minority interest plus after-tax net financial expenses deriving from net financial debt, over average net capital employed.

OPERATIONAL TERMS

Conventional waters: depth of up to 500 metres.

Deep waters: depths of over 500 metres.

Buckle detection: System that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

Bundles: bundles of cables.

Commissioning: series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

Concrete coating: subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion

Deck: area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Decommissioning: undertaken in order to end operations of a gas pipeline, associated plants and equipment. It may occur at the end of the life of the plant, following an accident, for technical or financial reasons, and/or on environmental or safety grounds.

Dynamically Positioned Heavy Lift Vessel: Vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

EPC (Engineering, Procurement, and Construction): a type of contract typical of the onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): a type of contract typical of the offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start up of operations.

Facilities: auxiliary services, structures and installations required to support the main systems.

Flare: tall metal structure used to burn off gas produced by the oil/gas separation in oil fields, when it is not possible to utilise it onsite or ship it elsewhere.

Floatover: type of module installation onto offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.

Hydrotesting: Operation involving high pressure (higher than operational pressure) water being pumped into a pipeline to ensure that it is devoid of defects.

Jacket: platform underside structure fixed to the seabed using piles.

Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations

J-laying: Method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble a 'J'. This configuration is suited to deep-water pipe laying.

LNG: liquefied natural gas is obtained by cooling

down natural gas to minus 160°C. at normal pressure Gas is liquefied to make it facilitate its transportation from the place of extraction to that of processing and/or utilisation. A tonne of LNG equates to 1,400 cubic metres of gas.

Midstream: Sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

Moon pool: opening in the hull of a drillship to allow for the passage of operational equipment.

Mooring buoy: offshore mooring system.

Offshore/Onshore: The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Pig: piece of equipment used to internally clean, scrape and survey a pipeline.

Piggy-backed pipeline: small-diameter pipeline, fixed on a larger pipeline, used to transport a product other than that of the main line.

Pile: long and heavy steel pylon driven into the sea bed; a system of piles is used as foundation for anchoring a fixed platform or other offshore structures.

Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from the water pressure.

Pre-commissioning: comprises pipeline washing out and drying.

Pre-drilling template: support structure for a drilling platform.

Pulling: minor operations on oil wells due to maintenance or marginal replacements.

Riser: manifold connecting the subsea wellhead to the surface.

ROV (Remotely operated vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

S-laying: Method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble an 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water laying.

Spar: floating production system, anchored to the seabed through a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

Spool: connection between a subsea pipeline and the platform riser, or between the terminations of two pipelines.

SURF facilities: pipelines and equipment connecting the well or subsea system to a floating unit.

Template: rigid and modular subsea structure where the oilfield well-heads are located.

Tendons: pulling cables used on tension leg platforms used to ensure platform stability during operations.

Tension leg platform (TLP): Fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra-deep waters.

Tie-in: connection between a production line and a subsea wellhead or simply a connection between two pipeline sections.

Topside: portion of platform above the jacket.

Trenching: burying of offshore or onshore pipelines.

Trunkline: oil pipeline connecting large storage facilities to the production facilities, refineries and/or onshore terminals.

Umbilical: Flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

82.4776

New contracts and backlog

New contracts awarded to the Saipem Group during the first half 2005 (million €)

Year 2004 Value	%		First half 2004 Value	%	First half 2005 Value	%
1,289	29	Saipem Spa	252	13	177	8
3,098	71	Group companies	1,682	87	2,065	92
4,387	**100**	**Total**	**1,934**	**100**	**2,242**	**100**
2,738	62	Offshore Construction	1,122	58	1,505	67
107	2	Offshore Drilling	40	2	139	6
22	1	Leased FPSO	9	1	3	-
596	14	Onshore Construction	319	16	144	6
275	6	Onshore Drilling	37	2	79	4
344	8	L.N.G.	213	11	183	8
305	7	M.M.O.	194	10	189	9
4,387	**100**	**Total**	**1,934**	**100**	**2,242**	**100**
131	3	Italy	73	4	111	5
4,256	97	Abroad	1,861	96	2,131	95
4,387	**100**	**Total**	**1,934**	**100**	**2,242**	**100**
452	10	Eni Group	306	16	212	9
3,935	90	Third Parties	1,628	84	2,030	91
4,387	**100**	**Total**	**1,934**	**100**	**2,242**	**100**

New contracts by geographical area



North Africa 129
Italy 111
West Africa 1,042
Americas 158
CSI 108
Rest of Europe 262
Rest of Asia 432

In the first half 2005, the Saipem Group was awarded new contracts totalling 2,242 million euros (1,934 million euros in the same period 2004).
67% of all contracts awarded are in the Offshore Construction sector, 9% in Maintenance, Modification & Operation, 8% in the Liquefied Natural Gas sector, 6% in the Onshore Construction and Offshore Drilling sectors and 4% in the Onshore Drilling sector.
New contracts to be carried out outwith Italy make up 95% and contracts awarded by Eni Group companies amounted to 9% of the overall figure. Finally, orders awarded to the parent company Saipem Spa amounted to 8% of the overall total.

Saipem Group - Order backlog at 30th June 2005 (million €)

30.06.2004 Value	%		31.12.2004 Value	%	30.06.2005 Value	%
1,067	20	Saipem Spa	1,489	28	1,140	21
4,181	80	Group companies	3,817	72	4,289	79
5,248	**100**	**Total**	**5,306**	**100**	**5,429**	**100**
3,216	61	Offshore Construction	3,303	62	3,551	65
399	8	Offshore Drilling	317	6	316	6
127	2	Leased FPSO	117	2	107	2
817	16	Onshore Construction	763	15	575	11
138	3	Onshore Drilling	296	6	282	5
434	8	L.N.G.	447	8	497	9
117	2	M.M.O.	63	1	101	2
5,248	**100**	**Total**	**5,306**	**100**	**5,429**	**100**
35	1	Italy	1	-	19	-
5,213	99	Abroad	5,305	100	5,410	100
5,248	**100**	**Total**	**5,306**	**100**	**5,429**	**100**
500	10	Eni Group	298	6	229	4
4,748	90	Third Parties	5,008	90	5,200	96
5,248	**100**	**Total**	**5,306**	**100**	**5,429**	**100**

Backlog by geographical area



North Africa	196
Italy	35
West Africa	1,704
Americas	208
CSI	1,344
Rest of Europe	957
Rest of Asia	1,001

At 30th June 2005, the order backlog had reached 5,429 million euros, a 2.3% increase versus 31st December 2004.

Breakdown of activities by sector is as follows: 65% in Offshore Construction, 11% in Onshore Construction, 9% in Liquefied Natural Gas, 6% in Offshore Drilling, 5% in Onshore Drilling, 2% in Leased FPSO and Maintenance Modification and Operation.

The parent company, Saipem Spa, accounts for 21% of the total order backlog. Almost all orders are on behalf of overseas clients, whilst orders from Eni Group companies represent 4% of the overall figure.

Capital expenditure

Capital expenditure in the first half 2005 amounted to 137 million euros (87 million in the same period 2004), whilst the acquisition of company interests amounted to 4 million euros.
Investments consisted mainly of the following: maintenance and upgrading of existing asset base (66 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin (41 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (14 million euros); the purchase of a tanker which, after conversion into an FPSO unit, is due to operate on Petrobras' Golfinho 2 field in Brazilian waters (16 million euros).
The following table provides a breakdown of capital expenditure:

(million €)

Year 2004		First half 2004	First half 2005
35	Saipem Spa	11	22
174	Other Group Companies	81	119
209	**Total**	**92**	**141**
104	Offshore Construction	38	82
52	Offshore Drilling	28	27
-	Leased FPSO	1	16
22	Onshore Construction	12	6
11	Onshore Drilling	3	7
6	Liquefied Natural Gas	4	1
2	Maintenance Modification and Operation	-	1
12	Other	6	1
209	**Total**	**92**	**141**
12	Acquisition of company interests	5	4
197	Technical	86	121
-	FPSO	1	16
209	**Total**	**92**	**141**

Details of capital expenditure for the individual business units are provided in the paragraphs to follow.
"Other" capital expenditure refers to investments carried out at Head office and other premises.

82.4776

Offshore Construction

Analysis by business sector:

Year 2004			First half 2004	2005
	Subsea pipelines laid (km)			
28	- Italy		–	3
1,606	- Abroad		659	684
1,634		**Total km**	**659**	**687**
	Structures installed (tons)			
1,082	- Italy		–	-
171,582	- Abroad		78,020	72,289
172,664		**Total tons**	**78,020**	**72,289**

General overview

The Saipem Group possesses a strong, technologically advanced and highly versatile fleet in addition to a comprehensive spread of sector-leading engineering and project management expertise.

These unique capabilities and competences, together with a long-standing presence in strategic frontier markets comprise an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation and Construction) projects.

Amongst the semi-submersible fleet equipped with the most advanced state-of-the-art technologies, the most noteworthy vessel is Saipem 7000 thanks to its dynamic positioning system, 14,000-tonne lifting capacity and its capability to lay subsea pipelines in ultra-deep waters using the "J-lay" system, which can handle a suspended load of up to 1,450 tons during pipelay operations. Other vessels include Castoro Sei, capable of laying large diameter subsea pipelines; the Field Development Ship (FDS), a special-purpose vessel used in the development of deep-water fields, equipped with a dynamic positioning system and a 600-tonne lifting capacity crane, in addition to a vertical pipelaying system able to work in water depths of up to 2,000 metres and the vessel Saipem 3000, capable of laying flexible pipelines and installing umbilicals and mooring systems in deep waters and installing subsea structures of up to 2,000 tons.

Saipem also boasts a strong position in the subsea market, operating highly sophisticated and technologically advanced vehicles, such as subsea ROVs (Remotely Operated Vehicles), i.e. purposely-equipped robots, able to carry out complex deep-water pipeline interventions.

Group companies operating in the Offshore Construction sectors, in addition to the parent company, are: Saipem sa, its direct subsidiaries Saibos Construções Maritimas, Bos Congo, Petromar, StarGulf, PT Sofresid Indonesia and its associated companies Bos Shelf and Offshore Design Engineering. Also: Saipem UK, Saipem America, Saipem (Malaysia), Saipem Asia, PT Saipem Indonesia, Saipem Luxembourg, Saipem (Portugal) Comércio Marítimo, Sonsub, Intermare Sarda, Saipem Contracting (Nigeria), Saipem Energy International, Saipem FPSO, ERS Equipment Rental & Services, Saipem Mediterranean Services, ER SAI Caspian Contractor and Moss Maritime.

Market conditions

During the first half of the year, the Offshore Construction sector recorded strong performance across all segments, bearing out the positive economic trend experienced in 2004.
The pipelay segment recorded sustained operational activity at global level, thanks to a strong recovery in the North Sea, particularly for large-diameter pipelines, and activities in the Asia Pacific region, which, in conventional waters, recorded high levels on a par with those experienced in 2004.
With the exception of lightweight platforms, which are concentrated in the Gulf of Mexico, activities in the fixed platform segment have also been sustained, especially in Asia Pacific.
The market for deep-water developments was more active, reaching high levels of operations in the Gulf of Mexico, Latin America and West Africa. The latter two regions in particular have overcome the slowdown experienced in 2004. The medium-long term trend in West Africa appears extremely positive.

New contracts

The most important contracts awarded to the Saipem Group during the first half 2005 were:
- on behalf of Total Upstream Nigeria, the EPIC contract AKPO in Nigeria, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers, in addition to the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform;
- on behalf of BP Berau Ltd, two EPIC contracts comprising engineering, procurement, construction and installation of two platforms and two subsea pipelines as part of the "Tangguh LNG Project" in the Berau Bay region of Indonesia;
- on behalf of Talisman Energy UK, the Tweedsmuir project in the British sector of the North Sea, comprising the laying of a pipeline and a pipe-in-pipe flowline for a piggy-backed gas pipeline;
- on behalf of Statoil, the Tampen Link project in Norway, comprising the laying of a pipeline linking the Statfjord B platform to an existing pipeline;
- on behalf of Raffineria di Gela Spa, a contract in Sicily, comprising the design, procurement and installation for the replacement of an existing pipeline;
- on behalf of Offshore Oil Engineering Co., the Dong Fang and Lu Feng projects in China, comprising the installation of two jackets and associated piles, two decks and a pipeline.

Capital expenditure

The most significant investments in this sector include:
- for the Kashagan project, all activities related to the construction of new flat-keel vessels, suitable for operations in shallow waters;
- construction works on the new operating base in Kuryk on the shores of the Caspian Sea, in Kazakhstan, due to be used for the fabrication of offshore structures and as a logistical base for operations in the area;
- construction works on the new yard in Soyo, Angola, due to be used for the fabrication of structures and modules for ongoing projects;
- upgrading and maintenance works to main fleet's vessels.

Work performed

Activities in the first half 2005 consisted in the laying of approximately 687 km of pipelines and the installation of 72,289 tons of plant and equipment. Main projects included:

In Libya, Saipem carried out the following operations:
- installation of deck structures was completed utilising the vessel Saipem 7000; also completion works and commissioning on the EPIC project **NC41 Platform (Sabratha)** on behalf of Eni Gas B.V. were successfully performed. The project comprised the following activities: project management, the fabrication of the jacket, accommodation deck and the flare stack, whose installation was carried out towards the end of 2004 utilising Saipem 7000. The contract, executed by a consortium comprising Saipem Spa (leader) and Hyundai Heavy Industries, includes assistance with platform operations for the initial six months;
- tie-in operations of spools connecting the sealines to the distribution points and the Sabratha platforms as part of the EPIC project **NC41 Sealines (Bahr Essalam)** on behalf of Eni Gas B.V. were completed. The project comprised the following activities: detail engineering, procurement of materials, the pipelines and pre-fabrication of the subsea valves, the construction of mooring facilities to the shore and laying of pipelines utilising the semi-submersible pipelay vessel Castoro Sei;
- testing operations and commissioning on the EPIC project **NC41 Subsea** on behalf of Eni Gas B.V. were completed. The project comprised the following: engineering, procurement, construction, transport and installation, utilising the vessel Saipem 7000 and the derrick lay barge BOS 355.

In the Mediterranean Sea, Saipem carried out the following works:
- the **Gela** project in Sicily was completed on behalf of Raffineria di Gela Spa: it comprised the design, procurement and installation for the replacement of an existing pipeline;
- installation works continued on the **Ika, Ida and Ivana Gas Field** project, on behalf of InAgip, in Croatian waters, comprising the installation of six jackets and seven decks, in addition to transport and installation of various connecting spools and pipelines.

In Spain, the **Aquaduct Palma de Mallorca** project was completed on behalf of FCC Construccion: it comprised engineering, procurement and installation of a subsea pipeline due to transport potable water.

In the Far East, the following works were carried out:
- the **Bayu-Darwin Pipeline** project in Australia was completed on behalf of Conoco Phillips Pipeline Australia Pty Ltd; the project comprised engineering, transport and installation of a subsea pipeline utilising the semi-submersible pipelay vessel Semac 1;
- pipelaying operations were completed on the **Bongkot** Field Development Phase 3 project in Thailand on behalf of PTT Exploration and Production Public Company Ltd., comprising engineering, procurement, construction, transport and installation of a platform, various subsea pipelines and associated facilities;
- installation was completed and post trenching activities are progressing for the EPIC-type **Lamma** project in China on behalf of Hong Kong Electric Company Ltd. Offshore works were carried out by the trench barge Castoro 10;
- operations are currently ongoing on the EPIC-type **Sakhalin II Pipelines** project, in Russia, on behalf of Sakhalin Energy Investment Company Ltd. (SEIC), comprising engineering, procurement, installation and construction of a pipeline system connecting the Lunskoye and Pitun-Astkhskoye platforms to the island of Sakhalin;
- project management, engineering and preparatory work for installation are progressing for the **Sakhalin II Topsides** project, in Russia, on behalf of Samsung Heavy Industries, comprising the transport and installation of topsides for the

Lunskoye and Piltun-Astkhskoye B platforms, the latter being the largest platform ever installed using the float-over method;

- the **Dong Fang** and **Lu Feng** projects in China were completed on behalf of Offshore Oil Engineering Co.; they comprised the installation of two jackets and associated piles, two decks and a pipeline;
- installation of various structures was completed utilising the derrick pipelay vessel Castoro Otto, as part of the **Sarawak** project in Malaysia on behalf of TL Offshore;
- engineering and procurement activities have begun on two contracts as part of the **Tangguh LNG Project** in Indonesia on behalf of BP Berau Ltd, comprising engineering, procurement, construction and installation of two platforms and two subsea pipelines;
- construction has begun on structures for the EPIC-type project for the **Third Transmission Pipeline** for an Offshore Platform System in Thailand on behalf of PTT Public Company Ltd, comprising engineering, procurement, construction, transport and installation of production facilities (jacket, tripods, flare booms, topsides).

In West Africa, the following works were carried out:

- installation activities for Part B have been completed for the EPIC-type project **Kizomba-A and B** in Angola on behalf of Exxon-Mobil. The project aims at developing two subsea fields by laying flowlines, installing risers, minor lines and umbilicals at depths of up to 1,000/1,250 metres. For this project, newly-developed engineering concepts patented by SaiBos involving deepwater risers, have been utilised for the first time. The project is being carried out by the specialised FDS vessel;
- testing and commissioning are progressing as part of the EPIC-type project **East Area EPC2** on behalf of Exxon Mobil in Nigeria; the project comprised engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines. The project was carried out utilising the derrick pipelay vessel Saipem 3000 and the work lay barges Saibos 230 and S355;
- installation of the platform jacket was successfully completed and fabrication of the deck and preparatory works for its installation are underway as part of the EPIC-type project **Amenam 2** in Nigeria on behalf of TotalFinaElf, comprising engineering and construction of a platform and its installation utilising the 'float-over' method. The contract will be performed in joint venture with Technip-Coflexip;
- operations are progressing on the EPIC-type project **Erha**, on behalf of Exxon Mobil, involving the engineering, procurement, construction, transport and commissioning of an FPSO installation on the Erha field in Nigeria;
- construction of the platform module reached completion for the EPIC-type project **Yoho** in Nigeria, on behalf of Mobil Producing Nigeria Unlimited, involving project management, engineering, procurement, construction, transport, installation and commissioning of the Yoho platform;
- construction activities are ongoing for the EPIC-type **Dalia** project on behalf of TotalFinaElf in Angola, comprising engineering, procurement, construction and assembly of the topsides for the FPSO system due to operate in the Dalia field. The contract was awarded in joint venture with Technip, Stolt Offshore and the Korean companies Samsung HI and DSME;
- project management and engineering activities were completed; whereas procurement and fabrication operations are currently ongoing for the EPIC-type **West Espoir** project on behalf of CNR International (Cote d'Ivoire) s.a.r.l in the Ivory Coast; the project comprises engineering, procurement, construction, commissioning, transport and installation of a wellhead and associated facilities, in addition to three flowlines and risers, connecting spools and trunklines;
- project management, engineering, procurement and construction activities are underway on the EPIC-type **Rosa Surf** project on behalf of Total Exploration & Production Angola, in Angola, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers at water

depths of approximately 1,400 metres. These works will allow for the tie-back of the Rosa field to the Girassol FPSO.

In the North Sea, Saipem carried out the following works utilising the vessel Saipem 7000:
- installation of deck modules was completed on the **Dan Maersk** project on behalf of Maersk Oil, in the Danish sector; the project comprises the transport and installation of a platform;
- several structures have been installed as part of the **Buzzard Platform** project on behalf of Nexen in the British sector; the project comprises the transport and installation of three jackets, two decks, a wellhead deck and two connecting gangways;
- the installation of structures has begun as part of the **Buzzard Sealine** project on behalf of Nexen, in the British sector, comprising the construction of subsea structures for a twin pipeline system.

In the North Sea, the following works were carried out utilising the vessel Castoro Sei:
- the **Rhum** project on behalf of BP Exploration Operating Company, in the British sector, which comprised the laying of a subsea pipeline due to transport gas from the Rhum field to the Bruce platform;
- the **Saturn Development** project on behalf of ConocoPhillips Uk, in the British sector of the North Sea, which comprised the laying of a gas pipeline and a piggy-backed pipeline.

On behalf of A.I.O.C. (Azerbaijan International Operating Company), activities involving the construction, transport and installation of various structures were completed as part of the development of the **Azeri-Chirag-Gunashli** field, comprising three separate contracts and involving the construction of six jackets, three templates and piles in addition to transport and installation of five drilling templates, four drilling platforms and two production platforms.

In Kazakhstan, on behalf of Agip KCO, as part of the programme for the development of the Kashagan field in the Kazakh waters of the Caspian Sea, the following activities were carried out:
- engineering and procurement have started as part of the **Kashagan Trunkline and Production Flowlines** project. The contract comprises engineering, procurement of materials, coating, laying and commissioning of pipelines, fibreoptic cables and umbilicals. The pipe is to be supplied by the client;
- engineering and procurement are ongoing as part of the **Kashagan Piles and Flares** project. The contract comprises construction, assembly, transport and installation of piles and flares in addition to sixteen barges to accommodate plant modules; the scope of works also includes the procurement, fabrication and installation of associated mooring and protection structures.

On behalf of Dolphin Energy Ltd, activities are ongoing as part of the EPIC-type **Dolphin** project in Qatar, comprising engineering, procurement, transport and installation of a gas export pipeline linking Ras Laffan to the onshore terminal of Taweelah, all associated facilities at Taweelah and two subsea pipelines connecting the platform wellheads to the onshore terminal at Ras Laffan.

On behalf of Exxon Mobil Canada, procurement, fabrication of the jacket and installation engineering activities are underway; these pertain to the EPIC-type **Sable Compression Platform** project in Canada, comprising engineering, procurement, construction and installation of a compression platform and associated facilities. The contract is being carried out in partnership with Daewoo Shipbuilding and Marine Engineering.

Offshore Construction fleet at 30th June 2005

Saipem 7000	Semi-submersible Pipelay and D.P. Derrick vessel capable of lifting structures of up to 14,000 tons and of "J-laying" pipelines at depths of up to 3,000 metres.
SaiBos FDS	Multi-purpose mono-hull dynamically positioned crane and pipelay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipe in "J-lay" configuration and lifting structures of up to 600 tons.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Mono-hull derrick pipelay ship capable of laying pipes of up to 60" diameter and lifting structures of up to 2,200 tons.
Saipem 3000	Mono-hull derrick pipelay ship capable of laying rigid and flexible pipes in deep waters and lifting structures of up to 2,000 tons.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and works on platforms.
Semac1	Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters.
Castoro II	Derrick lay barge capable of laying pipe of up to 60" diameter and lifting structures of up to 1,000 tons.
Castoro 10	Trench barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Bos 355	Derrick lay barge capable of laying pipe up to 45" diameter and lifting structures of up to 600 tons.
Crawler	Derrick lay barge capable of laying pipe up to 60" diameter and lifting structures of up to 540 tons.
Saibos 230	Work barge equipped with a mobile crane for piling, marine terminals and fixed platforms
Castoro XI	Heavy-duty cargo barge.
Castoro 9	Launch cargo barge, for structures of up to 5,000 tons.
S42	Launch cargo barge, for structures of up to 8,000 tons.
S44	Launch cargo barge, for structures of up to 30,000 tons.
S45	Launch cargo barge, for structures of up to 20,000 tons.
S600	Launch cargo barge, for structures of up to 30,000 tons.
SB 103	Lightweight cargo barge.

Offshore Drilling

Year 2004			First half 2004	2005
	metres drilled			
130,420	- Abroad		59,701	48,023
130,420		**Total**	**59,701**	**48,023**
	wells drilled			
59	- Abroad		35	24
59		**Total**	**35**	**24**

General overview

In the first half 2005, the Group has operated in the Offshore Drilling sector in West and North Africa, the Persian Gulf, Norway, Peru and India. Amongst the Group's fleet, the following vessels are of particular interest: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres. Besides Saipem Spa, other Group companies operating in this sector are: Saipem Nigeria, with headquarters in Lagos, presiding over the strategic area of West Africa; Petrex SA, operating in South America; Saudi Arabian Saipem Ltd., operating in the Persian Gulf; and Saipem (Portugal) Comércio Marítimo Lda, which manages all drillships, apart from Scarabeo 5, managed by Saipem Spa Sonsub is also active in this sector, supporting operations by providing its remotely operated vehicles (ROVs).

Market overview

The recovery, which started towards the end of 2004, strengthened during the first half of this year, underpinned by sustained growth in demand and utilisation rates across all global markets, with the exception of Latin America. Asia Pacific and West Africa were the most buoyant areas. A strong trend was recorded in the North Sea, thanks to renewed interest in this "mature" area shown by independent oil companies. The growth in demand affected all categories of vessels, even the less advanced "conventional" vessels. In some geographical areas, utilisation reached full capacity: for instance the jack-up segment in West Africa, which meant that demand could not be fully met. Day rates increased substantially due to the oil companies' determination to adhere to pre-planned exploration and development programmes, even at ever increasing costs.

New contracts

The most significant contracts awarded during the period were:
- on behalf of Total Exploration and Production Angola, the two-year lease plus the option of a further two years of the deep-water drillship Saipem 10000. Drilling operations will be performed on the Rosa field, 200 km off the Angolan coast, at water depths of approximately 1,700 metres;
- on behalf of IEOC (International Egyptian Oil Company), the eight-month lease of the semi-submersible platform Scarabeo 4 in Egypt.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:
- works to the semi-submersible platform Scarabeo 4, to enable it to execute a contract in Egypt on behalf of IEOC;
- upgrade works to the jack-up Perro Negro 5 to enable it to carry out a project in Saudi Arabia on behalf of Saudi Aramco;
- investments made on the fleet, to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities in the first half 2005 consisted of the drilling of 24 wells, totalling approximately 48,023 metres drilled.

The deep-water drillship **Saipem 10000**, completed operations on behalf of Hunt Oil in Togo and subsequently transferred to Nigeria, where it carried out drilling operations on behalf of TotalFinaElf, and on the ABO field on behalf of NAE. In June, the ship transferred to Angola, where, after carrying out preparatory works, it will start operations of behalf of TotalFinaElf, as part of a two-year contract.

The semi-submersible platform **Scarabeo 3** performed drilling operations off the Nigerian coast on behalf of Addax, as part of an eighteen-month long contract.

The semi-submersible platform **Scarabeo 4**, having undergone preparatory works in view of a new contract in Cameroon, was transferred to Egypt where it will operate on behalf of IEOC.

The semi-submersible platform **Scarabeo 5** continued to carry out HP/HT (high pressure /high temperature) operations in Norwegian waters on behalf of Statoil, as part of a three-year long contract.

The semi-submersible platform **Scarabeo 6** continued drilling operations in Egypt as part of an eighteen-month contract on behalf of Burullus Gas Company.

The semi-submersible platform **Scarabeo 7** continued operations on the Erha field in Nigeria, as part of a three-year contract on behalf of Exxon Mobil Nigeria.

The jack-up **Perro Negro 2** continued drilling activities in the Persian Gulf on behalf of Saudi Aramco.

The jack-up **Perro Negro 3** continued to perform drilling and workover operations on behalf of GSPC (Gujarat State Petroleum Company).

The jack-up **Perro Negro 4** continued to perform workover operations on behalf of Petrobel in the Gulf of Suez, as part of a contract due to finish in November 2006.

The jack-up **Perro Negro 5** was idle for the whole of the six months; it transferred from Cameroon to the Arab Emirates, in order to undergo preparatory works to enable it to carry out a new three-year contract in Saudi Arabia on behalf of Saudi Aramco.

The self-lift platform **Shahid Rajaie**, owned by NIDC (National Iranian Drilling Contractor) but managed by Saipem, continued drilling operations in Iranian waters on behalf of Eni Iran B.V.

The **package 5820** installation continued operations on behalf of TotalFinaElf, as part of a one-year contract, with two options for a further year each, in Libyan waters.

In Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo SA.

In Peru, one rig was leased to perform 43 workover and pulling operations.

Utilisation of vessels

Utilisation of vessels was as follows:

Asset	Days under contract	
Semi-submersible platform Scarabeo 3	181	
Semi-submersible platform Scarabeo 4	69	a
Semi-submersible platform Scarabeo 5 (*)	181	
Semi-submersible platform Scarabeo 6	181	
Semi-submersible platform Scarabeo 7	181	
Drill-ship Saipem 10000	164	a
Jack-up Perro Negro 2	164	b
Jack-up Perro Negro 3	181	
Jack-up Perro Negro 4	181	
Jack-up Perro Negro 5	–	a

(*) Leased by Saipem Spa

a = for the remaining days (to 181), the vessel underwent upgrading works in readiness for a new contract.
b = for the remaining days (to 181), the vessel underwent class reinstatement works.

Leased FPSO

Overview

With the acquisition of Moss Maritime and Saipem sa, the Saipem Group significantly strengthened its design expertise in the floating production sector and its ability to manage turnkey projects. The fleet comprises FPSO Firenze and FPSO Mystras.
All initiatives have being developed in joint venture with Single Buoy Moorings. In addition to Saipem Spa, companies operating in the Leased FPSO sector are: FPSO - Firenze Produção de Petróleo Lda., FPSO - Mystras Produção de Petróleo Lda. Furthermore, the following companies provide support in respect of engineering, procurement and project management: Moss Maritime AS, Saipem sa, Saipem Energy International Spa and Saipem Fpso Spa.

Market overview

The leased FPSO market is going through a recovery phase, with a large number of projects being bid or having already been awarded. Particularly noteworthy is the fact that investments have resumed in deep-waters off Brazil, an area with great potential and which, during the past few years, has experienced difficulties but which is expected to do well in the future. The main world markets for this sector, West Africa and Asia Pacific, have also recorded a strong trend. The North Sea, after experiencing the total absence of installations for a number of years, has been the target of renewed interest by independent oil companies, which should lead to a moderate return of operations in this area.

Capital expenditure

During the first half of the year, the company purchased a tanker, which, after the conversion into an FPSO unit, will be allocated to operate on the Petrobras field Golfinho 2 from the first half of 2007. A letter of intent from Petrobras was received on 26th July 2005.

Work performed

FPSO - Firenze Produção de Petróleo Lda
The FPSO - Firenze operated continuously throughout the first half of the year on the Aquila 2 and 3 wells, in the southern part of the Adriatic Sea (Italy) at depths of 850 metres.

FPSO - Mystras Produção de Petróleo Lda
The FPSO Mystras operated continuously throughout the first half of the year in Nigeria on the Okono/Okpoho fields, at depths ranging from 60 to 130 metres.

Onshore Construction

Year 2004			First half 2004	2005
	pipeline laid (km)			
465	- Abroad		73	414
465		Total km	73	414
	industrial plant (tons)			
15,888	- Abroad		9,567	3,585
15,888		Total tons	9,567	3,585

General overview

The Group's strengths in the Onshore Construction sector are its construction capabilities allied to its engineering and project management competencies, which allow the Group to focus on challenging projects such as the laying of large diameter pipelines and the construction of upstream plants in difficult areas.
The regions in which the Group has a long-term presence and operates consistently are the Arabian Peninsula, Nigeria, Russia and Algeria. The Group is also still engaged in Kazakhstan, where it operates in joint venture with another international contractor. Moreover, the Group operates in Oman and France. In addition to the parent company (individually or in association with other international operators), the following subsidiaries carry out onshore construction activities: Saipem sa and its direct subsidiaries Saipem Contracting Algeria, Sofresid Engineering, SIPS and associated companies Starstroi and Lipardiz Construçao de Estruturas Maritimas Lda. Saipem Contracting Nigeria, Saudi Arabian Saipem and Katran-K also operate in this sector.

Market overview

The Onshore Construction sector is going through a positive phase, thanks to strong investments by the oil majors and national oil companies in the upstream and midstream segments.
Spending is increasingly focused on the "new energy provinces", namely some areas of the Caspian Sea and the island of Sakhalin. Business is also strong in traditional areas, such as North and West Africa, Nigeria in particular, both in the pipelaying sector and that of medium-sized turnkey plant installation.
The LNG segment is growing at a pronounced rate, making it one of the most interesting across the whole energy industry. At the time of printing, the number of projects that are underway will account for a 50% expansion of the current production output, which stands at approximately 151 million tons per year. New trains currently under construction, which should become operative during 2005, are in Egypt, Nigeria, Qatar and Trinidad.
The downstream sector is also going through a positive phase. The refinery segment, which, for years, has been suffering from excess capacity, is experiencing particularly

high margins, thanks to strong growth in demand especially from China. In the petrochemical sector, current conditions are leading to expectations of further growth, which should strengthen the role of the Middle East on international markets.

New contracts

The most significant contract awarded during the period was:
- on behalf of Sonatrach/Sonelgaz, the EPC-type project Berrouaghia in Algeria for the construction of a gas-fired power station.

Capital expenditure

Capital expenditure in the Onshore Construction sector focused mainly on the acquisition and upgrading of plant and equipment necessary for the execution of the Sakhalin II project in Russia and the purchase of a barge for operations in the swampy regions of West Africa.

Work performed

Onshore Construction activities during the first half of the year comprised the laying of 414 km of pipe of various diameters and installation of 3,585 tons of equipment. The most important works are detailed as follows by geographical area.

In Saudi Arabia, on behalf of Saudi Aramco, construction activities have been completed for the Rabigh project, which comprised engineering, procurement and construction of a pipeline.

In Nigeria, on behalf of NAOC:
- fabrication works have been completed at the Irri Station as part of the **N-LNG Phase 3 Obiafu/Obrikon** project. The scope of works comprises the expansion of the existing gas plant and the construction of a flow station;
- civil, mechanical and electro-instrumentation works as well as material procurement activities have been completed on the **Okpai Power Plant** project, whilst construction of the combined-cycle power generation plant is underway;
- the EPC-type **GTS - 4** project is progressing; it comprises engineering, procurement and construction of a pipeline linking Rumuji (30 km north-east of Port Harcourt) to the N-LNG terminal on Bonny island. The pipeline will cross the Niger delta.

Also in Nigeria, on behalf of Shell Petroleum Development Company of Nigeria Ltd, engineering and procurement have been completed on the **Soku Debottlenecking** project, whose scope of works comprises engineering, procurement and construction of a pipeline.

In Algeria, as part of the **OZ2 (Arzew Pump Stations)** project on behalf of Sonatrach, in joint venture with Amec Spie Capag, and the **ROD** project on behalf of Sonatrach, pre-commissioning, commissioning operations as well as client support activities are currently ongoing.
Also in Algeria, on behalf of Sonatrach/Sonelgaz, the EPC-type project Berrouaghia for the construction of a gas-fired power station is ongoing.

In Morocco, the **Ammonia** project on behalf of Maroc Phosphore has begun, which comprises the construction of two storage tanks.

In France, construction activities have begun as part of the **OSBL** project, on behalf of TotalFinaElf, comprising engineering, procurement, construction and commissioning of a refinery.

In Russia, construction activities for the **Sakhalin II** project on behalf of Sakhalin Energy Ltd are ongoing. The project comprises offshore and onshore pipelay operations and installation of compression and pumping stations, in addition to a terminal.

Also in Russia, as part of the **Blue Stream** project on behalf of Blue Stream Pipeline Company, the following operations have been completed: replacement of the joints on high pressure lines, hydraulic tests, electrical and instrumentation works at the Beregovaya compression station; civil and completion works are currently underway.

In Oman, the EPC-type **Mina Al Fahal** project on behalf of Oman Refinery Company, is currently ongoing. It comprises engineering, procurement, construction and commissioning of a pipeline and associated facilities, in addition to fibre-optic cabling for the whole line. The contract was awarded to the joint venture CCC (Consolidated Contractors Company).

Onshore Construction equipment at 30th June 2005

	No.
Cranes from 10 to 150 tons	120
Backhoes	99
Sidebooms	167
Pay welders	78
Pay and wheeled loaders	59
Trenchers	2
Dozers - tracked loaders	53
Motor graders and compactor rollers	46
Rock drills	11
Various wheeled tractors	62
Pipe bending machinery	34
Cars - off road vehicles - trucks - buses	827
Trailers - semi-trailers - dollies	131
Pipe boring/pushing machines	3
Motorised and electric welding machines	1,181
Water pumps and air compressors	373
Power generators	316
Accommodation facilities (beds)	4,900

Onshore Drilling

Year 2004			First half 2004	First half 2005
	metres drilled			
8,851	- Italy		5,081	-
446,562	- Abroad		224,622	270,750
455,413		Total mt	229,703	270,750
	wells drilled			
5	- Italy		3	-
145	- Abroad		64	106
150		Total	67	106

General overview

In the Onshore Drilling sector, the Group operates in Italy, Algeria, Egypt, Nigeria, Saudi Arabia, Georgia, Kazakhstan, Peru and Venezuela through the parent company as well as Saipem Nigeria, Petrex SA, Saudi Arabian Saipem, Sadco (an Indian company jointly owned and managed with the Indian company Aban Drilling Co.) and SaiPar (jointly owned and managed with Parker Drilling Co. operating in Kazakhstan).

Market overview

In the first half of 2005, the sector continued to grow, albeit at a slower pace versus the sustained growth rate of the previous years. North and South America as well as North Africa recorded the greatest growth rates in terms of drilling operations; in the latter two regions, particularly strong trends were experienced in Venezuela, Mexico, Algeria and Egypt. The Middle Eastern market grew moderately, whereas operations in the Asia Pacific region were effectively stable.
Finally, Europe showed a further downturn in operations, proving to be the only area of the world in serious decline.

New contracts

The most significant contracts awarded to the Group in the first half 2005 comprise:
- on behalf of Eni E&P, the one-year lease of two rigs in Italy;
- on behalf of KPO, the one-year lease of two rigs in Kazakhstan;
- on behalf of Burren Petroleum, the one-year lease of a rig in Turkmenistan;
- on behalf of Burlington Resources, the one-year lease of a rig in Algeria;
- on behalf of Sonatrach, the five-month lease of a rig in Algeria;
- on behalf of Ninotsminda Oil Company Georgia, the four-month lease, plus the option of a further two months, of a rig in Georgia;
- on behalf of Petrobras, the one-year lease of a rig in Peru;
- on behalf of PDVSA, the six-month lease of a rig in Venezuela;
- on behalf of Emir Oil, the two-month extension of the lease for a rig in Kazakhstan.

Capital expenditure

Capital expenditure in the Onshore Drilling sector related to upgrading works and maintenance activities on rigs and installations, necessary to ensure continuous operational efficiency.

Work performed

Activities comprised the drilling of 106 wells, totalling approximately 270,750 metres drilled.

In **Italy**, onshore drilling operations were performed on behalf of Eni E & P utilising two deep-reach drilling rigs.

In particular:
- one deep-reach drilling rig completed workover operations in the Novara area and was subsequently transferred to another well in the same area;
- one deep-reach drilling rig is operating in Val d'Agri.

Eight rigs have been operating in **Saudi Arabia** as part of a three-year contract with an option of an additional year on behalf of Saudi Aramco.

In **Algeria**, a medium-reach drilling rig has completed operations on behalf of Cepsa and subsequently started operating on behalf of First Calgary Petroleum as part of a one-year contract; another medium-reach rig continued performing works on behalf of Groupement Sonatrach-Agip. Two medium/deep-reach drilling rigs have respectively begun and continued operations as part of one-year contracts on behalf of Gulf Keystone and Repsol.

In **Egypt**, an innovative installation continued drilling operations on behalf of Agiba, as part of an eighteen-month contract.

In **South America**, the following activities were carried out:
- a deep-reach drilling rig drilled two wells on behalf of Pluspetrol in the area of Teniente Lopez (Peru);
- a deep-reach drilling rig performed drilling of an exploration well and started operations on another well on behalf of Occidental in the Situche area (Peru);
- a drilling rig drilled an exploration well on behalf of Pluspetrol in Block 8 (Peru);
- a rig performed drilling operations on twenty wells on behalf of Petrobras Peru in the Talara area (Peru);
- a drilling rig drilled an exploration well on behalf of Repsol YPF in Block 39 (Peru);
- two rigs drilled nine exploration wells on behalf of PDVSA in the Bare area (Venezuela);
- a rig is currently drilling an exploration well on behalf of Repsol YPF in the Mene Grande area (Venezuela);
- a newly developed hydraulic plant and a drilling rig performed, respectively, the drilling of five wells on behalf of Eni Dación B.V. in the area of Dación (Venezuela).

With regard to onshore workover and pulling operations, the following activities were performed:
- 31 pulling and workover operations were carried out in the Trompetero area (Peru) on behalf of Pluspetrol;
- a total of 28 pulling and workover operations were carried out in the area of Teniente Lopez (Peru) on behalf of Pluspetrol;
- 295 pulling and workover operations were carried out in the Talara area (Peru) on behalf of Petrobras Peru;
- 39 workover operations were carried out in the area of Dación (Venezuela) on

behalf of Eni Dación B.V.;
- 19 pulling and workover operations were carried out in the Bare area (Venezuela) on behalf of PDVSA.

In **Kazakhstan**, workover operations continued on behalf of Karachaganak Petroleum Operating (K.P.O.) in the province of Uralsk. In the first half 2005, two rigs were utilised: one chartered from the local company Kazburgas and one owned by the US company Parker.
Two medium-reach rigs owned by Saipem Spa continued drilling operations on behalf of Emir Oil and KKM Operating Company.
Also, procurement and preparatory activities have begun on the "D" Island project on behalf of Agip KCO, comprising drilling operations lasting approximately five years in Block D of the Kashagan field, to be carried out utilising two rigs owned by the client.

In **Georgia**, a medium-reach rig started drilling operations on behalf of Ninotsminda Oil Company Georgia as part of a contract for the drilling of a well (estimated to take four months) plus the option of two further wells.

Utilisation of equipment

Onshore drilling activities resulted in an average rig utilisation of 91% (76% in the same period 2004). The geographical breakdown is as follows: 12 rigs operated in Peru, 8 in Saudi Arabia, 8 in Venezuela, 2 in Italy, 4 in Algeria, 1 in Egypt, 2 in Kazakhstan and 1 in Georgia.
Additionally, five third-party rigs have been operating in Peru and one third-party rig operated in joint venture with SaiPar in Kazakhstan.
Finally, 1 rig has been operated jointly with third parties in Kazakhstan.

Liquefied Natural Gas (L.N.G.)

General overview

In the last few years, the Saipem Group has developed a strong presence in this sector. Operations are mostly carried out by Saipem sa, which operates in this sector through its controlled companies: Technigaz, world leader in EPC projects, Guangdon Contractor, Hazira Cryogenic Engineering and Construction Management and Hazira Marine Engineering and Construction Management; and through its associated companies GTT (Gaz Transport et Technigaz), leader, with Moss Maritime, in the LNG transport segment thanks to innovative and highly-advanced technology, Societé pour la realisation du Port de Tanger Méditerranée and Servicios De Construcciones Caucedo. Operational activities are focused mainly in the Mediterranean area in addition to two particularly challenging and demanding projects currently underway in India and China.

Market overview

The natural gas regassification sector is undergoing rapid growth, as is the LNG industry at large, whose fundamentals are positive also in the long-term. Over 60% of global demand, concentrated in the most industrialised counties, nowadays comes from Asia Pacific, Japan in particular, which, on its own, accounts for approximately 40%. Moreover, new plants are under construction in China, a country that has just started investing in this business but is expected to show strong development in future years.
At global level, the sector is expected to grow rapidly, especially in the United States, where current demand is way below that of Europe. In fact, the Federal Energy Regulatory Commission (FERC) is currently reviewing several projects, which should more than double the US quota in the medium term. However, alongside economic issues, the realisation of such plants depends also on the granting of the relevant approval by the local authority. Some plants are already under construction, but operations are due to develop mostly in the medium term.
In Europe, Spain is the most buoyant country, consolidating its leadership position in continental Europe, followed by the United Kingdom.
The Maritime Works segment has been positively affected by the development of the regassification sector, since it supports the construction of infrastructure for port services. Also positively affecting this segment is the high growth rate of maritime container transport, particularly in China but strong also in the rest of Asia Pacific, the Middle East and Europe.

New contracts

The most significant contracts awarded to the Group during the period were:
- on behalf of Freeport LNG Development L.P., the Freeport project in the USA, comprising engineering and procurement of tanks for an LNG regassification terminal on the Quintana island in Texas; the project is in association with Technip and Zachry;

- on behalf of BVT LNG, the Costa Azul project in Mexico comprising the construction of infrastructure for the mooring and dry-docking of tankers. The contract was awarded to a consortium formed by Saipem and the Mexican company Gutsa;
- on behalf of Travaux Public de Monaco, the Monaco Port project in the Principality of Monaco, entailing the construction of various large structures to be used as foundations for the port's waterworks. The contract was awarded to the consortium comprising Bouygues TP.

Capital expenditure

Investments in the first half 2005 pertain to studies and patents aimed at maintaining a competitive advantage as well as identifying new technological solutions for the execution of projects. Moreover, preparatory activities are underway on plant and equipment to enable them to carry out projects won during the six month period.

Work performed

In France, on behalf of Gaz de France, the **Fos Cavaou** project is ongoing; it comprises engineering, procurement and construction of all facilities for a regassification terminal, including three storage tanks and maritime works.

In Belgium, activities have continued on the **Zeebrugge** project, comprising engineering, procurement and construction of facilities for the extension of a regassification terminal, including a storage tank and regassification structures.

In the Principality of Monaco, preparatory and engineering works have started for the **Monaco Port** project entailing the construction of various large structures to be installed in the port of Monaco.

In Spain, activities on the following projects are ongoing:
- the **Huelva** project on behalf of Enagas, for the construction and installation of two LNG storage tanks. The first tank was completed and operations started last year;
- the **Cartagena** project on behalf of Enagas comprising the construction and installation of an LNG storage tank.

In Morocco, on behalf of ASTM (Agence Spéciale Tanger Méditerranée), activities are ongoing on the **Tanger Port** project, involving excavation and redevelopment works in the port of Tangiers.

In India, the **Hazira** project on behalf of Shell Global Solutions for the engineering and construction of an LNG import terminal has been completed.

In China, on behalf of the joint venture CNOOC/BP and other Chinese partners, the construction of a re-gassification terminal has continued as part of the **Guangdong** project.

In the USA, operations relating to the **Freeport** project have got underway on behalf of Freeport LNG Development L.P.; the project comprises engineering and procurement of tanks for an LNG regassification terminal on the Quintana island in Texas.

In Mexico, engineering and procurement activities are ongoing on the **Costa Azul** project on behalf of BVT LNG, comprising the construction of infrastructure for the mooring and dry-docking of tankers.

Maintenance Modification and Operation (M.M.O.)

General overview

The Saipem Group has only recently started operating in this sector, which completes the range of services offered to oil companies. In this sector, Saipem sa currently provides services mainly in Western Europe and Russia, in petrochemical plants and refineries, and in West Africa in upstream oil infrastructure. Operations are carried out through the companies Camom, Tecnoprojecto Internacional Projectos e Realizaçoes Industriais and Petromar.
Also operating in this sector is Energy Maintenance Services Spa; a company jointly owned and managed with Eni E&P, which focuses on maintenance activities for all Eni E&P's industrial plants in Italy.

Market overview

This sector is consistently showing moderate growth, especially in the upstream segment. The most promising areas are the emerging oil districts, namely West Africa, the Caspian Sea and the Russian Far East. This market is also growing in traditional areas such as North Africa and the Middle East, where national oil companies tend to increasingly resort to outsourcing their operations and maintenance requirements.
Within the downstream segment, the European market is stable, with some opportunities developing especially in Italy, where Eni looks likely to continue the outsourcing strategy launched in recent years.

New contracts

The most important contracts awarded to the Group in the first half of the year include:
- on behalf of Eni Congo SA, the three-year contract with an option of a further two years, for the maintenance of offshore platforms as well as onshore facilities in Congo.

Capital expenditure

Capital expenditure related to the purchase of machinery and equipment required to carry out operational activities.

Work performed

In the first half 2005, activities have progressed in Europe, in particular in Italy in the oil & gas upstream sector on behalf of Eni E&P and in France on behalf of TotalFinaElf.
In West Africa, major maintenance interventions have been carried out on behalf of TotalFinaElf Angola.
In Russia and Kazakhstan, activities on behalf of Caspian Pipeline Consortium are continuing and maintenance activities are also progressing on the Sakhalin project on behalf of SEIC.

financial and economic results

As stated in the section "Preparation Criteria", the Six-monthly Report at 30th June 2005 was prepared in compliance with the new International Financial Reporting Standards (IFRS). For ease of comparison, figures at 30th June 2004 and 31st December 2004 have been restated under IFRS. Details of restatements can be found under "Consolidated balance sheet and financial position".

Results of operations

Saipem Group - Reclassified income statement (million €)

Year 2004		First half 2004	First half 2005	Var. %
4,306	**Revenues**	**1,911**	**2,119**	**10.9**
10	Other revenues and income	5	3	
(3,050)	Purchases, services and other costs	(1,317)	(1,493)	
(739)	Payroll and related costs	(352)	(381)	
527	**Contribution from operations**	**247**	**248**	**0.4**
(199)	Amortisation, depreciation and write-downs	(99)	(94)	
328	**Operating income**	**148**	**154**	**4.1**
(42)	Financial expenses, net	(22)	(26)	
19	Income from investments	7	12	
305	**Income before income taxes**	**133**	**140**	**5.3**
(67)	Income taxes	(28)	(30)	
238	**Net income before minority interest**	**105**	**110**	**4.8**
(3)	Minority interest	(2)	(2)	
235	**Net income**	**103**	**108**	**4.9**

Revenues for the first half 2005 showed an increase of 10.9% versus the same period 2004, mainly due to greater volumes generated in the Offshore Construction, Onshore Construction and L.N.G. sectors.

Contribution from operations amounted to 248 million euros, a slight increase versus the same period 2004. The 1.2% reduction in profit levels (12.9% in the first half 2004 versus 11.7% in the first half 2005) is due to the greater incidence on revenues of EPIC type contracts and the appreciation of the euro over the US dollar.
Depreciation and amortisation of tangible and intangible assets amounted to 94 million euros, a decrease of 5 million euros versus the same period the previous year. This is due to the fact that, towards the end of 2004, important projects reached completion that had required project-specific investment.

Operating income stood at 154 million euros, a 4.1% increase versus the first half 2004.

Net financial expenses during the first half 2005 increased by 4 million euros versus

the same period 2004, due mainly to the application of IAS 39, only partly offset by decreased financial expenses in view of reduced interest rates.

Income from investments amounted to 12 million euros, an increase of 5 million over the same period the previous year.

Income before income taxes stood at 140 million euros, a 5.3% increase versus the same period 2004.
Taxes amounted to 30 million euros, an increase of 2 million euros versus the first half 2004, due to the increase in taxable income; however, the tax rate of 21% was unchanged.

Net income for the period reached 108 million euros, an increase of 4.8% versus the first half 2004.

Operating income and costs by destination (million €)

Year 2004		First half 2004	First half 2005	Var. %
4,306	**Operating revenues**	**1,911**	**2,119**	**10.9**
(3,706)	Production costs	(1,629)	(1,850)	
(81)	Idle/downtime costs	(39)	(19)	
(66)	Selling expenses	(36)	(34)	
(9)	Research and development costs	(3)	(3)	
-	Other operating income	2	1	
444	**Contribution from operations**	**206**	**214**	**3.9**
(116)	General and administrative expenses	(58)	(60)	
328	**Operating income**	**148**	**154**	**4.1**

In the first half 2005, the Saipem Group achieved **operating revenues**, as previously stated, of 2,119 million euros, an increase of 208 million euros versus the same period the previous year.

Production costs, which include direct costs of sales and depreciation of vessels and equipment, amounted to 1,850 million euros (1,629 million euros in the first half 2004), an increase of 13.6%, in line with the increase in operations.
Idle/downtime costs fell by 20 million euros, mainly on account of the increased utilisation of the vessel Saipem 7000.
Selling expenses of 34 million euros show a 2 million euro decrease versus the same period the previous year.
Research and development costs were unchanged.
Other operating income amounted to 1 million euros, versus other net income of 2 million euros in the first half 2004. The surplus in the first half 2004 was attributed to the disposal of assets no longer viable to the company's operations.

Contribution from operations increased by 3.9%, reaching 214 million euros.

General and administrative expenses amounted to 60 million euros, an increase of 2 million euros versus the same period 2004, due mainly to consultancy expenses as well as the updating of IT systems, made necessary by the introduction of new international financial reporting standards.

Analysis by business sector:

Offshore Construction

(million €)

Year 2004		First half 2004	First half 2005
2,707	Operating revenues	1,175	1,257
(1,878)	Selling expenses, net of cost of materials	(868)	(834)
(493)	Cost of materials	(154)	(255)
(92)	Depreciation and amortisation	(47)	(44)
244	Contribution from operations	106	124

Revenues for the first half 2005 amounted to 1,257 million euros, a 7% increase versus the same period 2004. The areas that recorded the highest levels of activity were West and North Africa.
Selling expenses and cost of materials, amounting to 1,089 million euros, increased by 6.5% in line with the growth in volumes.
Depreciation and amortisation decreased by 3 million euros versus the first half 2004, following a reduction in depreciation of project-specific equipment.

Contribution from operations in the first half 2005 amounted to 124 million euros, equal to 9.9% of revenues, versus 106 million euros, equal to 9% of revenues in the same period 2004. The increase in margin with respect to the previous year is due to improved efficiency related to a number of projects that are in their final stage of completion.

Offshore Drilling

(million €)

Year 2004		First half 2004	First half 2005
289	Operating revenues	140	140
(180)	Selling expenses	(87)	(88)
(47)	Depreciation and amortisation	(22)	(22)
62	Contribution from operations	31	30

Revenues for the first half 2005 were in line with those recorded in the same period 2004.
Selling expenses increased by 1 million euros, equal to 1.1% versus the first half 2004.
Depreciation and amortisation is in line with that of the first half 2004.

Contribution from operations in the first half 2005 fell by 1 million euros when compared to the same period 2004, with profitability going from 22.1% to 21.4% of revenues. This downturn is due mainly to the US Dollar devaluation and reduced utilisation of the drillship Saipem 10000.

Leased FPSO

(million €)

Year 2004		First half 2004	2005
47	Operating revenues	24	13
(26)	Selling expenses	(12)	(7)
(10)	Depreciation and amortisation	(5)	(4)
11	Contribution from operations	7	2

In the first half 2005, revenues decreased by 11 million euros versus the same period 2004. This fall in volumes and the five million euro reduction in contribution from operations when compared to the first half 2004, are mainly due to the execution of the Prestige project, which was in full operation during 2004.

Onshore Construction

(million €)

Year 2004		First half 2004	2005
609	Operating revenues	278	332
(387)	Selling expenses, net of cost of materials	(185)	(227)
(142)	Cost of materials	(55)	(68)
(21)	Depreciation and amortisation	(10)	(11)
59	Contribution from operations	28	26

Revenues in the first half 2005 amounted to 332 million euros, a 19.4% increase, versus the same period 2004, due to higher levels of activity on the Sakhalin project in Russia and the full-scale operations of projects in Nigeria.
The rise in volumes resulted in selling expenses increasing by 22.7%, and cost of materials increasing by 23.6%. Moreover, depreciation and amortisation grew by 1 million euros (10%) due to the increased amortisation of equipment associated to ongoing projects.

Contribution from operations, in the first half 2005, amounted to 26 million euros, versus 28 million euros in the same period 2004, with margins declining from 10.1% to 7.8%. This fall in profitability is partially attributed to increased commercial costs during the period.

Onshore Drilling

(million €)

Year 2004		First half 2004	2005
158	Operating revenues	78	93
(120)	Selling expenses	(59)	(72)
(17)	Depreciation and amortisation	(9)	(8)
21	Contribution from operations	10	13

Revenues for the first half 2005 recorded a 19.2% growth versus those for the same period 2004, mainly attributable to increased activities in South America.

Contribution from operations in the first half 2005 increased by 3 million euros versus the same period last year, with a margin on revenues rising from 12.8% to 14%. This recovery in profitability is due to improved operating efficiency mainly in Peru and Venezuela.

Liquefied Natural Gas (L.N.G.)

(million €)

Year 2004		First half 2004	2005
208	Operating revenues	93	133
(178)	Selling expenses	(77)	(123)
(2)	Depreciation and amortisation	(1)	(2)
28	Contribution from operations	15	8

Operations carried out mainly in China, Morocco and Belgium allowed revenues to total 133 million euros in the first half 2005, a 43% increase versus the same period the previous year.

In the first half 2005, contribution from operations amounted to 8 million euros, or 6% of revenues (first half 2004: 15 million euros, or 16.1% of revenues). This contraction in margin is mainly attributed to the significant increase in cost of materials on projects nearing completion.

Maintenance Modification and Operation (M.M.O.)

(million €)

Year 2004		First half 2004	2005
288	Operating revenues	123	151
(264)	Selling expenses	(112)	(139)
(5)	Depreciation and amortisation	(2)	(1)
19	Contribution from operations	9	11

Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first half 2005 to reach 151 million euros, a 28 million euro increase versus the same period 2004.

Contribution from operations, in the first half 2005, amounted to 11 million euros, versus 9 million euros in the same period 2004, with profitability unchanged at 7.3% of revenues.

Consolidated balance sheet and financial position

Saipem Group - Reclassified consolidated balance sheet (million €)

30.06.2004		31.12.2004 (1)	30.06.2005
1,724	Net tangible fixed assets	1,712	1,788
835	Net intangible fixed assets	835	835
2,559	Net tangible and intangible fixed assets	2,547	2,623
1,139	- Offshore Construction	1,146	1,199
728	- Offshore Drilling	725	732
74	- Leased FPSO	65	81
251	- Onshore Construction	245	243
81	- Onshore Drilling	80	82
178	- Liquefied Natural Gas	175	175
84	- Maintenance Modification and Operation	83	84
24	- Other	28	27
25	Financial investments	17	28
2,584	**Non-current assets**	**2,564**	**2,651**
(91)	**Net current assets**	**(93)**	**(185)**
(31)	**Employees' severance pay**	**(33)**	**(34)**
2,462	**Capital employed**	**2,438**	**2,432**
1,430	**Shareholders' equity**	**1,555**	**1,479**
23	**Minority interest in net equity**	**9**	**11**
1,009	**Net debt**	**874**	**942**
2,462	**Cover**	**2,438**	**2,432**

(1) includes the effects of the IAS 32 and IAS 39 introduction

Non-current assets at 30th June 2005 stood at 2,651 million euros, an increase of 87 million euros versus the end of 2004. This is attributed to the combination of investments in plant and equipment of 141 million euros, disposals of 1 million euros, depreciation and amortisation of 94 million euros, increases in financial fixed assets of 11 million euros, and the translation effect on financial statements in foreign currencies of 30 million euros.

Net current assets decreased by 92 million euros, going from minus 93 million at the end of 2004 to minus 185 million euros at 30th June 2005; this variation includes 126 million euros resulting from the restatement under IAS39 of the fair value of hedging contracts and the exchange rate at 30th June 2005.

As a result of the above, **capital employed** decreased by 6 million euros, reaching 2,432 million euros at 30th June 2004, versus 2,438 million at the end of 2004.

Shareholders' equity, inclusive of minority interest, fell by 74 million euros, to 1,490 million euros at 30th June 2005, versus 1,564 million euros at the end of 2004. This decrease is the result of: the value of treasury shares bought back in order to service the stock grant and stock option schemes, which were duly reclassified (18 million euros), the fair value of hedging operations (Interest Rate Swaps) and exchange rate of 126 million euros and dividend distribution (65 million euros), partially offset by the net income for the period of 108 million euros, the effect of exchange rate differences of 25 million euros and other variations of 2 million euros.

The decrease in shareholders' equity being greater than the reduction in net capital employed, determined an increase in **net debt**, which, at 30th June 2005, stood at 942 million euros, versus 874 million at 1st January 2005; a rise of 68 million euros.

Breakdown of net financial debt

(million €)

30.06.2004		31.12.2004 [1]	30.06.2005
303	Payables to banks due after one year	282	325
264	Payables to other financial institutions due after one year	213	158
567	**Net medium/long term financial debt**	**495**	**483**
(391)	Accounts c/o bank, post and Eni Group finance companies	(590)	(790)
(2)	Cash in hand and cash equivalents	(5)	(12)
(12)	Other receivables due within one year	(5)	(10)
105	Payables to banks due within one year	101	94
742	Payables to other financial institutions due within one year	878	1,177
442	**Net short term financial debt**	**379**	**459**
1,009	**Net financial debt**	**874**	**942**

(1) includes the effects of the IAS 32 and IAS 39 introduction

Saipem Group - Reclassified statement of cash flow and variation in net debt

(million €)

Year 2004		First half 2004	First half 2005
235	Group net income	103	108
3	Third party income	2	2
	Adjustments to reconcile cash generated from operating income before changes in working capital:		
187	Depreciation, amortisation and other non monetary items	109	95
(3)	Net gains on sales of assets	(1)	-
93	Dividends, interests, extraordinary income/expenses and income taxes	49	53
515	**Cash generated from operating income before variation in working capital**	**262**	**258**
(123)	Variation in working capital relating to operations	(116)	(51)
(22)	Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(25)	(36)
370	**Net cash flow from operations**	**121**	**171**
(197)	Investments in tangible and intangible fixed asset	(87)	(137)
(12)	Investments in acquisitions of consolidated companies	(5)	(4)
7	Disposals	4	1
4	Other investments and disposals	-	-
172	**Free cash flow**	**33**	**31**
4	Net investments related to financing activities	(3)	(4)
(33)	Variation in financial debt	(105)	253
(10)	Buy-back of treasury shares	(10)	(18)
(65)	Cash flow from share capital and reserves	(65)	(65)
(22)	Variations in consolidation area and exchange rate differentials on cash and equivalents	(6)	10
46	**Net cash flow**	**(156)**	**207**
172	**Free Cash Flow**	**33**	**31**
(10)	Buy-back of treasury shares	(10)	(18)
(65)	Cash flow from share capital and reserves	(65)	(65)
(10)	Exchange rate differentials and other variation concerning net financial debt	(14)	(16)
87	**Variation in net debt**	**(56)**	**(68)**

Net cash flow from operations (171 million euros) entirely financed net investments in tangible and intangible fixed assets and acquisition of company interests, generating a **free cash flow** of 31 million euros.

Cash flow from share capital and reserves showed a negative balance of 65 million euros, as a result of the payment of dividends; the buy-back of treasury shares for allocation to the Stock Grant and Stock Option Schemes generated a negative cash flow of 18 million euros. The effect on net financial debt, deriving from the translation of financial statements in foreign currencies, amounted to -16 million euros
Therefore, the effect of the aforementioned variations resulted in a net financial debt increase of 68 million euros.

In particular:
Cash generated from operating income before variation in working capital (+258 million euros) derives from:
- net income of 110 million euros, inclusive of third party income of 2 million euros;
- depreciation and write-downs of tangible fixed assets (+94 million euros), a variation in employee termination indemnities (+1 million euros) and a variation in provisions for contingencies (+12 million euros); conversely, net appreciations had a negative effect (-12 million euros);
- net financial expenses (+23 million euros); income taxes (+30 million euros).

The increase in working capital related to operations (51 million euros) has been analysed in the notes to the consolidated balance sheet and financial position.

Dividends, interest, extraordinary income/expenses and income tax paid during the first half of the year (36 million euros) comprise payment of interests and financial expenses (11 million euros) and payment of tax (25 million euros).

Investments in tangible and intangible assets amounted to 141 million euros. Details of investments by sectors are as follows: Offshore Construction (82 million euros), Offshore Drilling (27 million euros), Leased FPSO (16 million euros), Onshore Construction (6 million euros), Onshore Drilling (7 million euros), L.N.G. and M.M.O. (2 million euros). Capital expenditure on infrastructure, of both Head Office and Group premises, amounted to 1 million euros. Additional information concerning capital expenditure can be found in the 'Operating Review' section at the beginning of this report.

Cash flow generated by disposals amounted to 1 million euros.

research and development

Activities for the first half of 2005 continued to focus on the development of distinctive solutions in the most technologically-oriented market sectors, with particular emphasis on 'frontier' projects, where feasibility is always a critical factor.
Meanwhile, Saipem is still pursuing projects aimed at optimising production processes from its two main bases: Paris, where research activities are focused towards projects with high engineering content aimed at meeting external clients' requirements; and Milan, which fulfils its corporate role in addition to activities towards the internal client.
Projects carried out in the period involved a total financial outlay amounting to 3 million euros, entirely posted to the income statement.
Salient events for the six months involved the following activities:

General activities

With regard to the Knowledge Management project, activities focused on the evaluation of the new semantic search engine (to be also used in Technology Monitoring) and the definition of Know-How recovery activities through "communities of practice".
With regard to cooperation with the technological development activities pursued by the Paris office, a share-resources programme has been implemented to further improve cultural integration.
The Paris office lodged six new patent applications (2 on behalf of Sonsub).

Technology involving assets, operations and integrated projects

Works are continuing on the prototype development phase of a conceptually innovative welding system based on renewed hardware architecture (in both mechanical and electronic terms).
The engineering stage is ongoing on the optimisation of pipeline trenching and burying techniques as well as tie-in techniques in ultra-shallow waters (a technological target of the Kashagan project). Tests have begun on the most critical solutions before their application.
The second phase of the project focused on the review of processes for S-laying was launched, aimed at improving current production output; besides developing technological solutions for main sub-processes (welding, non-destructive tests and joint coating), which will be analysed in depth with a view to implementation, this project aims at improving the whole onboard production cycle for all vessels of the fleet.
With regard to drilling, technical studies and support activities for operations and commercial tenders are continuing. The study for a new solution was launched, aimed at reducing wave action in the moon pool of the S10000.
Also, research is progressing on subsea support activities in challenging environments (deep waters and/or poor visibility) utilising virtual reality and special sonar technology; moreover, an advisory system for heavy lifting operations is under evaluation.
With regard to Onshore Construction, Saipem is participating in the strategic project Eni TAP (TAP is the Italian acronym for "high pressure transport") with contributions from the Milan and Paris offices.

Technologies for oil field development, L.N.G. transport and storage, and non-conventional resources.

The company continued to focus on advancing ultra-deep water technology aimed at improving deep water field development so that Saipem can prepare to enter the ultra-deep water market. Major projects include production flowlines and associated thermal insulation technology in addition to new riser systems. Particular emphasis is placed on linking small oil fields to existing production facilities (development of satellite fields). Furthermore, research has begun on the feasibility of subsea installations in deep waters (exceeding 1,500 metres) for oil/water process separation before pumping to the FPSO.
Activities are progressing on the development of offshore LNG systems, both in terms of production and terminal facilities. Two solutions are currently under consideration: one relates to shallow water installations and is based on concrete structures; the other targets deep waters and is based on an FSRU or LNG FPSO. Moreover, the company is currently pursuing the qualification of technological solutions related to the cryogenic field. Saipem obtained AIP (Approval in Principle) from the American Bureau of Shipping (ABS) for the Technigaz membrane for LNG onshore and offshore storage in cement structures. Another AIP by Lloyds Register (LR) is ongoing.
Saipem is also active in the sector of renewable energy sources, with developments aimed at achieving cost reduction for offshore wind farm installations, focusing specifically on their support structures and installation methods. Finally, studies are also ongoing to determine the feasibility of harnessing wave energy and sea currents.
With regard to the technical feasibility of non-conventional energy sources, research centred on ultra-heavy and bituminous oils.

quality assurance, health & safety and the environment

During the first half 2005, activities continued on client satisfaction monitoring for major Clients; information was gathered and evaluated, which proved useful to best channel internal investments aimed at continuously improving the Group's management and operational systems.
Important results were achieved regarding ISO 9001:2000 certification, namely attainment of QA compliance for three group companies: Saibos Sas, Saudi Arabian Saipem Ltd and Global PetroProjects Services A.G. Furthermore, pre-certification activities were completed for two other major companies, namely Saipem Contracting Nigeria Ltd and ER SAI Caspian Contractor Llc., through the realisation of gap analyses by international third party bodies.
Although QA achievements can be measured and evaluated over the medium-long term, the following was carried out during the first half of 2005:

- the consolidation of instruments and methods to control and measure QA processes, able to identify process objectives by means of numerical targets that can be easily measured, has enabled the company to start analysing reference trends for new specific indicators;
- as part of the QA cost management project, the conclusion of the trial on the Sabratha Platform contract, which helped finalise instruments introduced by the model, gather data and learn technical lessons, alongside economic information, to be used to provide new indicators for the management target system;
- all Document Systems used by Group companies were integrated onto one single IT platform, called "share point", that will allow knowledge sharing of every group company's documents through the company's intranet, and facilitate the exchange of tools and experience;
- the first applications of the supplier and subcontractor monitoring systems (supported by increased audit activities), which provided data with which to segment and vet suppliers and services;
- an increase in the local content of QA personnel, in particular in Nigeria, Azerbaijan, Croatia, Indonesia, Peru and Kazakhstan. This achievement is reflected in local personnel holding higher positions entailing more responsibility for Project Quality management and Quality Control activities.

Safeguarding the health of Saipem's personnel working in its yards around the world has been the focus of the first half of 2005; preventative medicine measures were launched, which led to the publication and distribution of awareness material. In March, at the CSR Europe's European Market Place in Bruxelles, Saipem presented an initiative aimed at preventing the spread of sexually transmitted diseases.
Timely information from this department to Saipem's employees is the primary consideration when dealing with diseases that can spread rapidly. This is what happened in Congo and Angola earlier in the year, when two serious epidemics struck (Ebola and Marburg); their development was monitored firstly by a committee set up locally by Saipem and resolved thanks to the cooperation of the main global and local medical organisation.
Also, in the first quarter, the Corporate Standards of the Medical Department were published, following their update, so as to keep up with the latest medical-scientific developments as well as those affecting Saipem's world and the Oil & Gas industry at large. New work instructions were issued, aimed at the biological monitoring of employees exposed to potentially dangerous substances.
Qualitative standards contained in these documents were frequently checked in the

first half of the year, through audits carried out at the yards and onboard vessels.
In order to ensure better classification and identification of health hazards and evacuate the relevant risks, an IT programme was developed called "HRA - Health Risk Assessment".
Moreover, the implementation and distribution is continuing incessantly aboard our vessels and at the fabrication yards of the Gipsy-Web system (an online programme that manages individual medical services).

Main initiatives undertaken in the first half 2005 to improve the safety management system include:
- an internal meeting was held with personnel from the Drilling business unit to discuss HSE issues;
- monitoring in the work place;
- implementation of adequate HSE training standards for offshore personnel;
- the promotion of Risk Assessment initiatives on projects;
- HSE and Risk Assessment training for the Group's young new recruits;
- Safety audits aboard offshore vessels and at operative yards;
- benchmarking of competitors and category associations aimed at continuous improvement and the pursuit of excellence.

During the first half of 2005, Saipem's commitment to the environment focused on reporting, benchmarking and audit activities. In particular, the most important initiatives include:
- gathering, processing and evaluating environmental data to feature in the 2004 HSE Report;
- internal environmental benchmarking involving various Saipem operative sites. This enables the critical analysis of data and to take action to improve some of the monitoring and reporting systems;
- benchmarking of air emissions. The comparisons of factors used by Saipem with the recent literature (Core Inventory of Air emissions and United Kingdom Offshore Operators Association) will allow the adjustment of Saipem's model so as to improve its efficiency;
- audit of the ISO14001-certified environmental monitoring systems at Saipem Indonesia and Energy Maintenance Services;
- ISO14001 certification at Saipem Nigeria.

During the first half 2005, activities were planned relating to Saipem Group's social responsibility programme.
Last year's publication of four case studies on Azerbaijan, Kazakhstan, Nigeria and Peru stressed the social, environmental and financial initiatives that Saipem is undertaking in order to integrate with the local community and make a positive contribution to sustainable development. In 2005, Saipem has turned its attention to Asia Pacific and Angola, where it will try to identify the social, environmental and financial impact of Saipem's initiatives, so as to promote sustainable development and publish an awareness report.
Meanwhile, monitoring and evaluation of sustainable development initiatives are continuing in the other countries where Saipem operates.

human resources

The current HR policy guarantees the strategic and operating development of Saipem's business at international level, through the optimisation of human resources and ensuing costs, improving attraction and retention schemes for critical resources and ensuring the growth of a motivating environment.
This policy was supported by the strategic lever on local content, which is being implemented through the development of recruitment and training programmes aimed at young resources both in Kazakhstan and Nigeria.
In particular, with regard to local HR development activities, a dedicated university degree course was introduced, with the support of Eni Corporate University and the University of Bologna, tailored to suit Saipem's specific business, which will be attended by young Kazakh resources destined to hold managerial positions. The cooperation with Eni Corporate University also continued through the Medea Master course, which is being attended by two talented resources employed by the Saipem Group, from Kazakhstan and Nigeria respectively; the aim is to develop distinctive knowledge and competencies to be utilised in Saipem's business.
Activities are progressing on the standardisation and internationalisation of procedures, methods and tools shared by the whole group; this project aims at providing all group companies with an integrated package containing the tools to develop critical and business oriented resources, which will enable common policies and training tools to reach operative resources, an important asset for the contracts and the development of local resources.
In the first half 2005, implementation of the new "E-Performance" module was carried out: it is part of the HR IT system and will computerize the appraisal system. In addition to Saipem, the module is currently being used at all other Italian offices (Saipem FPSO, Intermare Sarda, Saipem Energy International and Energy Maintenance Services) as well as a few international companies (Saipem UK, Saipem Mediterranean and Saipem sa); implementation in Nigeria is expected during the second half of the year.
As part of the tool internationalisation process aimed at enhancing distinguishing capabilities and identifying young talent, specific career development programmes were launched in the UK, India and Indonesia involving a substantial number of international resources managed by the company Global Petroproject Services.
With regard to the new Professional Role system, a professional skill evaluation programme is being finalised and will be implemented alongside group-wide development and training paths across all professional areas.
The recruitment of graduates, carried out with the support of Eni Corporate University, is also benefiting from specific initiatives involving major Italian Universities; these help promote the company's image and speed up the selection process. Meanwhile, a system was inaugurated for the monitoring of new graduate recruitment policies consistent with corporate HR policies.
Human resources training, closely linked to the development polices for local expertise, continued to focus on internationalisation and sharing of strategies, tools and targets at group level. The integration of Saipem sa, started in 2004, identified areas of common interest and set up a series of initiatives for 2005 that target the development of both professional (basic and advanced project management courses) and managerial expertise (multicultural teambuilding, communication and public speaking courses). Also, the 2005 corporate catalogue of training courses was widened to reach other group companies, specifically in the UK, Croatia, Nigeria and India, maintaining the same course format and contents.
Saipem is committed to promoting ethical issues, in particular the principles

contained in Law 231/2001. A new course, set up in conjunction with Eni Corporate University, features the provisions of this law in addition to the principles of the organisational, managerial and control model.
With regard to the compensation policy and taking into account the differences of the various operating companies, guidelines common to all group companies were implemented for the sake of consistency. Personnel costs are being assessed based on the individual performance and critical local market requirements, while a salary review process was launched in view of the current consolidated meritocratic and result/performance oriented principles.
Compensation tools for critical and high-potential resources also includes project-specific incentives, aimed at improving productivity within tight timeframes and strict safety and quality standards.
The department for Organization, General Services and Continuous Improvement continued the review of the organisation started at the end of 2004 following internal and external demands. This project has modified the group organisational structure so as to ensure the efficient realisation of projects and maximum client satisfaction, identifying the most suitable actions to be taken to facilitate the implementation of change at all group companies.
Also, the rationalisation of the corporate organisational structure at group operating companies has progressed, in order to guarantee increased decentralisation and devolution of decision-making powers within the parent company's overall coordination and direction. This was achieved through the consolidation and spread of standard management instruments, relating mainly to organisational documents and specifically the description of company organigrams within the group and the relevant powers. The first authorisation matrix was formalised during the first half of 2005.
As part of Saipem's international policy, the company Global PetroProjects Services AG was reorganised to optimise the provision services of international resources offered to the group; the new set up is client-oriented and focuses on resources critical to the group.
Work on the standardisation and optimisation of the Document System is ongoing and aims at making it an integrated tool to be shared by the whole Saipem Group.

Year 2004		Average workforce First half 2004	Average workforce First half 2005
3,432	Saipem Spa (*)	3,593	3,036
8,135	Saipem sa (*)	8,199	8,149
10,108	Other Group companies (**)	10,132	11,225
21,675	**Total**	**21,924**	**22,410**
6,958	Offshore Construction	6,754	7,485
1,042	Offshore Drilling	1,087	1,040
94	Leased FPSO	84	115
7,531	Onshore Construction	8,207	7,090
2,165	Onshore Drilling	2,119	2,273
697	Liquefied Natural Gas	693	701
1,613	Maintenance Modification & Operation	1,500	1,712
1,575	Staff positions	1,480	1,994
21,675	**Total**	**21,924**	**22,410**
2,443	Italian personnel	2,420	2,504
3,839	French personnel	3,772	3,826
15,393	Other nationalities	15,732	16,080
21,675	**Total**	**21,924**	**22,410**
2,240	Italian personnel under open-ended contract	2,218	2,269
203	Italian personnel under fixed-term contract	202	235
2,443	**Total**	**2,420**	**2,504**

31.12.2004		**30.06.2004**	**30.06.2005**
3,508	Number of engineers	3,425	3,598

(*) includes personnel employed at joint venture companies for the proportion of participated quota.
(**) includes all personnel of consolidated companies; for those companies consolidated using the proportional method, the personnel number included is equal to the proportion of the consolidated quota.

The Saipem Group workforce increased by 486 resources versus the first half 2004. This was due to new projects being launched in Kashagan, Kazakhstan and Sakhalin, Russia.

Italian personnel increased by 84 resources versus the first half 2004, mainly due to the acquisition by Energy Maintenance Services of the maintenance branch of Stogit in the second half 2004.

During the first half 2005, with regard to the review of the Italian personnel qualitative mix, 47 graduates and 48 diploma-qualified personnel were taken on.

Sound practices of consolidated industrial relations enabled Saipem to open and successfully complete the following negotiations with national energy, engineering and maritime trade unions:

- Initial talks on the renewal of the contract for maritime personnel;
- Signing of the frame agreement for the 2004-2007 "production bonus" to be allocated based on profitability and productivity indicators for the various business sectors and Group companies.

information technology

An increasing number of projects are being carried out utilising the IBIS programme, thanks to its fully integrated model. During the first half 2005, the GHRS system in SIPS was rolled out at operative companies in the Kazakhstan area. For these companies, the Flexy application was installed to manage administration and finance processes.
As part of the integrated material procurement module MARIAN, two new production projects were added: the Tangguh project in the Far East and the Golfignho 2 project in Brazil.
The Data Warehouse is being implemented group-wide; it was recently rolled out at Saipem UK and the HR development part was completed.
The project for the New Corporate System due to electronically handle all project and asset documentation is in an advance stage of development and will be tested on a few projects during the second half of the year.
With regard to SAP SEM-BCS, implementation started at Saipem sa of the consolidated managerial model . Moreover, the IFRS project started: it will deal will all requirements set by the new International Financial Reporting Standards and integrate with the company's financial/accounting system.
The project for the update of IT hardware was completed and the international network project is at delivery stage. Activities focused on the optimisation of services and introduction of new services based on technological developments and the overall improvement of the network.
Remote access to corporate services and applications was improved and made safer, independently from the geographical location or device used.
Email is now accessible on the internet, also via palmtop or smartphone. Moreover, the study to identify the architecture needed to access main applications via Internet/Citrix has been completed. This is particularly suited to support sites not linked to the intranet or projects from their inception.
Improvements in the server area included enhanced performance of the SAP application and the upgrade of the Storage Area Network application.
The new international network is being deployed; main sites have been activated, including the French sites.
The introduction of quality of service (QOS) allowed for the definition of network-wide service classes, prioritising voice/video, SAP and GHRS traffic, thereby improving their performance on all live websites.
With regard to safety, a pilot project was launched to block spamming; safety standards were prepared and distributed to suppliers of application services and IT management.
Furthermore, the classification of critical sites was completed, which will enable the identification adequate measures to ensure disaster recovery and business continuity.

additional information

Buy-back of treasury shares

The Shareholders' Meeting of 29th April 2005 authorised the Board of Directors to buy back up to 2,000,000 treasury shares on the open market, for a total amount not exceeding 24,000,000 euros, to be allocated as follows:
- 1,200,000 to the 2005 stock-option scheme;
- 800,000 to the 2004 stock grant scheme.

From 1st January to 30th June 2005, the number of treasury shares bought-back amounted to 1,884,589.

As of 20th September 2005, the company holds no. 5,054,746 treasury shares, whose breakdown is as follows:

Period	Treasury shares	Average cost (euros)	Overall cost (thousands of euros)	Share Capital (%)
Treasury shares bought back:				
Year 2003 (from 2nd May 2005)	2,125,000	6,058	12,873	0.48
Year 2004	1,395,000	7,044	9,826	0.32
Year 2005 (as of 20th September 2005)	1,884,589	9,725	18,328	0.43
Treasury shares bought back at 20th September 2005	**5,404,589**	**7,591**	**41,027**	**1.23**
Minus :				
- allocated stock grants	58,700	-	-	-
- allocated stock-options	291,143	-	-	-
Treasury shares held at 20th September 2005	**5,054,746**	**7,631**	**38,574**	**1.15**

The share capital at 20th September 2005 amounted to 441,410,900 euros. On the same day, the number of shares in circulation was 436,356,154.

Incentive schemes

Stock grants

On 13th July 2005, the Board of Directors of Saipem Spa approved the allocation of a maximum of 474,400 shares to the 2004 stock grant scheme. Said stock, to be bought back on the open market as per Ordinary Shareholders' Meeting resolution of 29th April 2005, shall be granted free of charge to executive managers who, in 2004, achieved the objectives set by the company, within 45 days after three years from the date of allocation.

Information was made available in Saipem's 2004 financial statements regarding the company's stock grant scheme, which provides the free allocation of shares to senior managers after three years. The table below is updated at 20th September 2005 and details treasury shares held by the company for future allocation as stock grants, current stock grants and void grants from the 2002-2003 stock grant scheme/2003-2004 stock grant allocation.

Stock grant scheme 2003-2004

Year	Senior managers	Stock
2003	193	573,300
2004	195	633,800
		1,207,100
As of 20th September 2005		
Stock granted:		(58,700)
Void grants		(9,500)
Current grants		1,138,900
Of which :		
- expiring in 2006		534,200
- expiring in 2007		604,700

Stock-options

In order to implement the 2005 stock-option scheme, on 27th July 2005, the Board of Directors of Saipem Spa approved the allocation of no. 980,500 stock-options at the price of 11.881 euros per share (i.e. the greater price between the shares official price average recorded by the Telematic Stock Market over the month preceding allocation and the average cost of treasury shares held on the day preceding stock-options allocation). Stock will be allocated to Saipem Group Executive Managers directly responsible for Group results or holding strategic positions (56 persons).
Options can be exercised after three years from the date of allocation and no later than 27th July 2013 for assignees resident in Italy; assignees resident in France, in compliance with local regulations, will be able to exercise the stock after four years from date of allocation and no later than 27th July 2012.

Shares for allocation to the stock-option and stock grant schemes will be bought back on the open market, as per Ordinary Shareholders' Meeting resolution of 29th April 2005.

Information was published in Saipem's 2004 financial statements regarding the company's stock-option scheme, which provides the yearly allocation of options to purchase treasury shares with the ration of 1 to 1, after three years to assignees resident in Italy and after four year to assignees resident in France. The table below is updated at 20th September 2005 and details stock-options allocated and their exercise price as well as exercised and void options in the period 2002-2005.

Stock-option schemes 2002-2004

Year	Managers	Exercise price (*)	No. of options
2002	213	6.187	2,105,544
2003	58	6.821	1,283,500
2004	58	7.594	1,166,000
			4,555,044
As of 20th September 2005			
Exercised options			
2002			(117,643)
2003			(91,500)
2004			(82,000)
			(291,143)
Void options			
2002			(51,500)
2003			(49,000)
2004			-
			(100,500)
Current stock allocations			
2002			1,936,401
2003			1,143,000
2004			1,084,000
			4,163,401

(*) the shares official price average recorded by the Telematic Stock Market over the month preceding stock-option allocation.

Events subsequent to 30th June 2005

New contracts

During July and August 2005, new contracts were awarded to the Saipem Group totalling approximately 480 million euros.
The most important contracts awarded to the Saipem Group include:

Leased Fpso

- on behalf of Petrobras, the contract for the provision and management of an FPSO unit due to operate during the development of the second phase of the Golfinho 2 field off the coast of Brazil at depths of 1,400 metres. The contract is due to last nine years and could be extended for a further three years with yearly options.
  Saipem is to convert a tanker into an FPSO unit with a storage capacity of up to 1,600,000 barrels and a production capacity of 100,000 barrels a day. The vessel is to begin operations in early 2007, when the field will start production. 7% of capital expenditure needed to convert the tanker into an FPSO and 85% of investments in the project operations will be carried out in Brazil. This is the first contract that Saipem has been awarded not in joint venture in the currently booming Leased FPSO market.

Onshore Drilling

- on behalf of Zhaikmunai LLP, the one-year lease of a rig in Kazakhstan;
- on behalf of Repsol, the lease of two rigs for 2 and 5 months respectively, in Venezuela.

Audit Committee

The Audit Committee fulfils a consultative and propositive role for the Company's Board of Directors regarding the general management of the company.
In the period from 1st January to 19th September 2005, the Audit Committee convened on two occasions. The meetings were attended by the members of the Audit Committee as well as the Chairman of the Statutory Auditors, or an appointed Auditor, the Internal Audit Manager and Saipem's Administration and Finance Director.

In particular, the Audit Committee carried out the following activities:
- It reviewed the reports issued by the Internal Auditors, analysed their opinions and recommended that they continue to work closely with the External Auditors, the Statutory Auditors and the Audit Committee itself. Said reports found no shortcoming worthy of mention by the Audit Committee operating within the Saipem Group during the reference period;
- it examined the audit programme for 2005 and noted its process of elaboration, based on the results of the Risk Assessment document;
- It met with Saipem's Administration and Finance Director, the Chairman of the Statutory Auditors and the partner representing the External Auditors to evaluate the adequacy of the accounting principles utilised for the collation of the 2004 Financial Statements and the interim six-monthly Report at 30th June 2005. It was advised of audit activities carried out by PricewaterhouseCoopers, specifically on the most important items of the 2004 Financial Statements and the effects of the introduction of the IFRS.

Compensation committee

During the first half 2005, the Compensation Committee convened on four occasions and carried out the following: it reviewed the 2005 Group performance and incentive schemes as well as results of the 2004 schemes, in view of the stock grant allocation to Group senior managers; it proposed the remuneration of the Chairman and the Managing Director; it proposed the 2005 stock grant and stock-option allocations to managers holding positions directly responsible for Group results or of strategic interest to the Group, who have achieved their pre-set targets.

82.4776

management expectations for 2005

The positive overall trend of the market and Saipem's credibility and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2005 to achieve further revenue growth, improving on the 2004 record, as well as the award of new contracts so as to maintain the high backlog level.
The company's financial results are affected by Saipem's substantial euro denominated structural costs, whilst the currency of its reference market is the US Dollar.
The impact of the euro/dollar exchange rate variations is felt approximately one year after contract award, i.e. the average time lag between contract acquisition (and hedging), and execution. In 2005 therefore, Saipem will carry out contracts that were won (and hedged) when the euro was particularly strong.
Conversely, volumes are expected to grow and prices may be adjusted, albeit gradually, in line with the variations in the euro/US Dollar exchange rate in those business sectors and those areas where US competition is weakest. This, at present, confirms expectations that, in 2005, the Group can repeat the record 2004 results, with possible room for further improvement.

Capital expenditure for 2005 is estimated at approximately 350 million euros, and will cover maintenance and upgrading of existing asset base, investments in new equipment for specific projects, capex to strengthen the operating bases/yards in Kazakhstan, Nigeria and Angola, and the start of work on the conversion of a tanker into an FPSO unit due to operate in the Petrobras' Golfinho 2 field in Brazil.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

reclassified balance sheet

For ease of comparison, figures at 30th June 2004 and 31st December 2004 have been restated under the new International Financial Reporting Standards (IFRS). Details of restatements can be found under "Consolidated balance sheet and financial position".

(million €)

30.06.2004			31.12.2004 [1]		30.06.2005	
1,724		Net tangible fixed assets	1,712		1,788	
835		Net intangible fixed assets	835		835	
	2,559	Tangible and intangible assets, net		2,547		2,623
1,139		- Offshore Construction	1,146		1,199	
728		- Offshore Drilling	725		732	
74		- Leased FPSO	65		81	
251		- Onshore Construction	245		243	
81		- Onshore Drilling	80		82	
178		- L.N.G.	175		175	
84		- M.M.O.	83		84	
24		- Other	28		27	
	25	Financial investments		17		28
	2,584	**Non-current assets (a)**		**2,564**		**2,651**
344		Inventories	388		514	
1,652		Other current assets	1,607		1,657	
(1,953)		Current liabilities	(1,966)		(2,222)	
(134)		Provisions for contingencies and other charges	(122)		(134)	
	(91)	**Net current assets (b)**		**(93)**		**(185)**
	(31)	**Employees' termination benefits (c)**		**(33)**		**(34)**
	2,462	**Capital employed (d=a+b+c)**		**2,438**		**2,432**
	1,430	Group shareholders' equity (e)		1,555		1,479
	23	Minority interest in net equity (f)		9		11
567		Net financial debt - medium and long term	495		483	
442		Net financial debt - short term	379		459	
	1,009	Net debt (g)		874		942
	2,462	**Cover (h = e+f+g)**		**2,438**		**2,432**

(1) The financial statements at 1st January 2005 includes effects of IAS 32 and IAS 39.

reclassified income statement

by nature of costs (million €)

Year 2004		First half 2004	2005
4,306	**Operating revenues**	**1,911**	**2,119**
10	Other income and revenues	5	3
(3,050)	Purchases, services and other costs	(1,317)	(1,493)
(739)	Payroll and related costs	(352)	(381)
527	**Gross operating income (a)**	**247**	**248**
(199)	Amortisation, depreciation and write-downs (b)	(99)	(94)
328	**Operating income (c=a-b)**	**148**	**154**
(42)	Financial expenses, net (d)	(22)	(26)
19	Income from investments, net (e)	7	12
305	**Income before income taxes (f=c-d+e)**	**133**	**140**
(67)	Income taxes (g)	(28)	(30)
238	**Income before minority interest (h=f-g)**	**105**	**110**
(3)	Minority interest (i)	(2)	(2)
235	**Group net income (l=h-i)**	**103**	**108**

by destination of costs (million €)

Year 2004		First half 2004	2005
4,306	**Operating revenues**	**1,911**	**2,119**
(3,706)	Production costs	(1,629)	(1,850)
(81)	Idle costs	(39)	(19)
(66)	Selling expenses	(36)	(34)
(9)	Research and development expenses	(3)	(3)
-	Other operating income (expenses), net	2	1
444	**Contribution from operations**	**206**	**214**
(116)	General and administrative expenses	(58)	(60)
328	**Operating income**	**148**	**154**
(42)	Financial expenses, net	(22)	(26)
19	Income from investments, net	7	12
305	**Income before income taxes**	**133**	**140**
(67)	Income taxes	(28)	(30)
238	**Income before minority interest**	**105**	**110**
(3)	Minority interest	(2)	(2)
235	**Group net income**	**103**	**108**

82.4776

Consolidated financial statements at 30th June 2005

balance sheet

(million €)

30.06.2004 [1]		31.12.2004 [2]	30.06.2005
	ASSETS		
	Current assets		
393	Cash in hand and cash equivalents	595	802
23	Marketable securities	22	-
1,419	Receivables	1,292	1,388
344	Inventories	388	514
70	Income tax receivables	102	120
103	Other current assets	118	133
2,352	**Total current assets**	**2,517**	**2,957**
	Non-current assets		
1,699	Property, plant and machinery	1,688	1,788
-	Real estate investments	-	-
832	Intangible assets	805	835
25	Holdings valued with the net equity method	22	33
-	Other holdings	-	-
-	Other financial assets	-	-
22	Deferred tax assets	14	16
27	Other non-current assets	40	10
2,605	**Total non-current assets**	**2,569**	**2,682**
4,957	**Total assets**	**5,086**	**5,639**

(1) Six-monthly Report at 30th June 2004 prepared in compliance with previous accounting principles.
(2) Financial Statements at 31st December 2004 prepared in compliance with previous accounting principles.

(million €)

30.06.2004 [1]		31.12.2004 [2]	30.06.2005
	LIABILITIES AND SHAREHOLDERS' EQUITY		
	Current liabilities		
847	Short-term financial liabilities	979	1,271
1,307	Trade and other payables	1,836	1,958
89	Current tax liabilities	90	99
541	Other current liabilities	36	164
2,784	**Total current liabilities**	**2,941**	**3,492**
	Non-current liabilities		
567	Long-term financial liabilities	487	483
96	Provisions for contingencies	73	81
69	Provisions for employee benefits	79	86
-	Deferred tax liabilities	5	6
16	Other non-current liabilities	4	1
748	**Total non-current liabilities**	**648**	**657**
	Net equity		
23	Minority interest in net equity	9	11
1,402	Saipem's net equity:	1,488	1,479
441	- share capital	441	441
62	- share premium reserve	62	49
125	- other reserves	83	44
692	- retained earnings	705	877
82	- net income	197	108
-	- treasury shares	-	(40)
1,425	**Total Group Shareholders' equity**	**1,497**	**1,490**
4,957	**Total liabilities and shareholders' equity**	**5,086**	**5,639**

(1) Six-monthly Report at 30th June 2004 prepared in compliance with previous accounting principles.
(2) Financial Statements at 31st December 2004 prepared in compliance with previous accounting principles.

income statement

(million €)

31.12.2004 (1)		30.06.2004 (2)	30.06.2005
	Revenues		
4,306	Turnover	1,911	2,119
10	Other revenues and income	5	3
4,316	Total revenues	1,916	2,122
	Operating costs		
(3,046)	Procurement, services and other costs	(1,317)	(1,493)
(740)	Payroll and related costs	(352)	(381)
(240)	Amortisation, depreciation and write-downs	(120)	(94)
290	**Operting income**	**127**	**154**
	Financial income (expenses)		
42	Financial income	23	35
(84)	Financial expenses	(45)	(61)
	Income (expenses) from investments		
18	- Effect of valuation using the NE method	7	12
1	- Other income/expenses from investments	–	–
(67)	Income taxes	(28)	(30)
200	**Net income before minority interest**	**84**	**110**
(3)	Minority interest	(2)	(2)
197	**Net income**	**82**	**108**
0.45	**Net income per share**	**0.19**	**0.25**

(1) Financial Statements at 31st December 2004 prepared in compliance with previous accounting principles.
(2) Six-monthly Report at 30th June 2004 prepared in compliance with previous accounting principles.

first introduction of the International Financial Reporting Standards (IFRS)

As of 1st January 2005, all European listed companies are required to produce their Consolidated Financial Statements in compliance with the new International Financial Reporting Standards (IFRS).
From the transition date of the new principles (1st January 2004), i.e. the beginning of the first comparative period, the balance sheet must:

- recognise all and only the assets and liabilities defined as such by the new accounting standards;
- evaluate assets and liabilities retrospectively as if the new accounting standards had been originally applied;
- reclassify items in the financial statements in accordance with IFRS.

The effect of the IFRS adjustments to the opening balances of assets and liabilities is reflected in the shareholders equity and takes into account the fiscal effect in the caption "deferred tax assets/liabilities".
With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments including hedging contracts, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1 "First introduction of International Financial Reporting Standards", and therefore postpone their restatement.
Saipem has also opted , in compliance with IFRS1, not to restate business combinations and to assume at zero the cumulated translation differences of financial statements in currencies other than the euro of company shareholdings.

In compliance with the introduction of IFRS 1, the following are stated below: (i) the balance sheet for 2003 restated under IFRS; (ii) the income statement for 2004 restated under IFRS; (iii) the balance sheet for 2004 restated under IFRS; (iv) the reconciliations between the shareholders' equity, inclusive of minority interest, for 2003 and 2004 reported under Italian GAAP and shareholders' equity under IFRS; (v) the reconciliation between the Group's net income for 2004 reported under Italian GAAP and IFRS; (vi) the restatement of the cash flow statement at 31st December 2004.

IFRS applied are detailed under the section "Basis of preparation". Specifically, data contained in the reconciliation tables may be adjusted in compliance with future directives as issued by the European Commission or new guidelines issued by IASB and/or IFRIC.

balance sheet at 31st December 2003 and 2004

The tables below detail the restatement of the various balance sheet captions at 31st December 2003 and 2004 under IFRS (hereafter also referred to as Italian GAAP):

(million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS	Previously used accounting principles	Effects of IFRS introduction	IFRS
		31.12.2003			31.12.2004	
ASSETS						
Current assets						
Cash in hand and cash equivalents	549		549	595		595
Marketable securities	13		13	22		22
Receivables	1,274		1,274	1,292		1,292
Inventories	307		307	388		388
Income tax receivables	43		43	102		102
Other current assets	150	(1)	149	118	(3)	115
Total current assets	**2,336**	**(1)**	**2,335**	**2,517**	**(3)**	**2,514**
Non-current assets						
Property, plant and machinery	1,694	26	1,720	1,688	24	1,712
Real estate investments	-		-	-		-
Intangible assets	851	(23)	828	805	30	835
Holdings valued with the net equity method	26		26	22		22
Other holdings	-		-	-		-
Other financial assets	-		-	-		-
Deferred tax assets	21	1	22	14		14
Other non-current assets	37		37	40		40
Total non-current assets	**2,629**	**4**	**2,633**	**2,569**	**54**	**2,623**
TOTAL ASSETS	**4,965**	**3**	**4,968**	**5,086**	**51**	**5,137**
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current liabilities						
Short-term financial liabilities	933		933	979		979
Trade and other payables	1,838		1,838	1,836		1,836
Current tax liabilities	43		43	90		90
Other current liabilities	31		31	36		36
Total current liabilities	**2,845**	**-**	**2,845**	**2,941**	**-**	**2,941**
Non-current liabilities						
Long-term financial liabilities	578		578	487		487
Provisions for contingencies	83	(16)	67	73	(2)	71
Provisions for employee benefits	65	13	78	79	5	84
Deferred tax liabilities	-		-	5		5
Other non-current liabilities	3		3	4		4
Total non-current liabilities	**729**	**(3)**	**726**	**648**	**3**	**651**
Net equity						
Minority interest in net equity	23		23	9		9
Saipem Group's net equity:	1,368	6	1,374	1,488	48	1,536
-share capital	441		441	441		441
-share premium reserve	62		62	62		62
-other reserves	84	5	89	83	17	100
-retained earnings (losses)	585	1	586	705	(7)	698
-net income (loss)	196		196	197	38	235
Total net equity	**1,391**	**6**	**1,397**	**1,497**	**48**	**1,545**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,965**	**3**	**4,968**	**5,086**	**51**	**5,137**

At 31st December 2004, the effects of IFRS introduction have resulted in a 48 million euro increase in net equity.

☐ Reconciliation of the Shareholders' equity at 31st December 2003 and 2004

The following table details the reconciliation between the shareholders' equity, inclusive of minority interest, at 31st December 2003 and 31st December 2004 reported under Italian GAAP and shareholders' equity under IFRS:

(million €)

Ref. (*)	31.12.2003	31.12.2004
Net equity under Italian GAAP	1,391	1,497
1 Capitalisation of periodic maintenance	64	74
1 Depreciation on periodic maintenance provision	(38)	(50)
1 Write-off of periodic maintenance provision	16	2
2 Research and Development costs that cannot be capitalised	(1)	(1)
3 Losses on employees' benefit plans	(15)	(11)
3 Effect on taxation	1	-
3 Evaluation of actualisation of employee termination indemnities	-	1
4 Impairment of Moss Maritime's goodwill	(22)	(22)
4 Goodwill value restore	-	53
5 Reclassified fair value of stock grant plans - future years	(1)	(3)
5 Reclassified stock grant fund	2	5
Total effect of IFRS introduction	6	48
Net equity under IFRS	1,397	1,545

(*) The number refers to the caption in the section entitled "Nature of main adjustments".

☐ Income statement 2004

The restatement of the various 2004 income statement captions under IFRS is as follows:

(million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
	Year 2004		
Revenues	4,306	-	4,306
Other revenues and income	10	-	10
Procurement, services and other costs	(3,046)	(4)	(3,050)
Payroll and related costs	(740)	1	(739)
Contribution from operations (a)	530	(3)	527
Amortisation, depreciation and write-downs (b)	(240)	41	(199)
Operating income (c=a-b)	290	38	328
Financial expenses, net (d)	(42)	-	(42)
Income from investments, net (e)	19	-	19
income before income taxes (f=c-d+e)	267	38	305
Income taxes (g)	(67)	-	(67)
Income before minority interest (h=f-g)	200	38	238
Minority interest (i)	(3)	-	(3)
Net income (l=h-i)	197	38	235

The effects of the introduction of the IFRS for the year 2004 have resulted in an increase in net income of 38 million euros.

☐ Reconciliation of the Group's net equity for 2004

The reconciliation between the Group's net income for 2004 reported under Italian GAAP and IFRS is as follows:

(million €)

Ref. (*)	Year 2004
Net equity under Italian GAAP	197
1 Periodic maintenance provision value restore	(14)
1 Write-off of periodic maintenance costs	10
1 Amortisation of periodic maintenance	(12)
3 Fair value gains on employees' benefit plans	1
4 Adjustment to Goodwill amortisation	53
Total effect of IFRS introduction	38
Net equity under IFRS	235

(*) The number refers to the caption in the section entitled "Nature of main adjustments".

☐ Reclassified cash flow statement at 31st December 2004

The following table details the IFRS restatement of the reclassified cash flow statement at 31st December 2004 compiled in compliance with Italian accounting principles (hereafter Italian GAAP):

(million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
		Year 2004	
Group net income	197	38	235
Minority interest	3		3
Adjustments to reconcile cash generated from operating income before changes in working capital:			
Depreciation and amortisation and other non monetary items	228	(41)	187
Net gains on disposal of assets	(3)		(3)
Dividends, interests, extraordinary income/expenses and income taxes received (paid) during the year	93		93
Cash generated from operating income before variation in working capital	**518**	**(3)**	**515**
Variation in working capital relating to operations	(136)	13	(123)
Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(22)		(22)
Net cash flow from operations	**360**	**10**	**370**
Investments in tangible and intangible fixed assets	(187)	(10)	(197)
Investments in acquisitions of consolidated companies	(12)		(12)
Disposals	7		7
Other investments and disposals	4		4
Free cash flow	**172**	**-**	**172**
Net investments related to financing activities	4		4
Variation in financial debt	(33)		(33)
Buy-back of treasury shares	(10)		(10)
Cash flow from share capital and reserves	(65)		(65)
Variations in consolidation area and exchange rate differentials on cash and equivalents	(22)		(22)
Net cash flow	**46**		**46**
Free Cash Flow	**172**		**172**
Variations in consolidation area	-		-
Buy-back of treasury shares	(10)		(10)
Cash flow from share capital and reserves	(65)		(65)
Exchange rate differentials and other variation concerning net financial debt	(10)		(10)
Variation in net debt	**87**		**87**

☐ Nature of main adjustments

The following is a description of the main changes introduced in the 2003 balance sheet, whose effects are reflected in the 2004 income statement and balance sheet.

1) Different recognition of provisions for contingencies (ref. IAS 37 - Provisions, contingent liabilities and contingent assets; IAS 16 - Property, plant and equipment)

Under Italian GAAP, the reserve for contingencies concerns costs and charges of a determined nature, whose existence is certain or probable, but whose amounts or occurrence are not determinable at the period-end. The reserve for contingencies is stated on an undiscounted basis.
Under IFRS, a provision to the reserve for contingencies is made only if there is a current obligation considered "probable" as a consequence of events occurred before period-end deriving from legal or contractual obligations or from behaviours or announcements of the company that determine valid expectations in third parties (implicit obligations), provided that the amount of the liability can be reasonably determined. When the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined, the estimated cost is discounted on the basis of the risk-free rate of interest and adjusted for the Company's credit cost.
As for the reserve for periodic maintenance, under IFRS these costs are capitalized when incurred as a separate component of the asset and are depreciated according to their useful lives, as they do not represent a current obligation.
The application of IFRS determined an increase in shareholder equity at 31st December 2004 of 26 million euros and a decrease in 2004 net income of 16 million euros.

2) Adjustments to intangible assets (ref. IAS 38 – Intangible assets)

Under Italian GAAP, costs for software development can be capitalized under certain circumstances. IFRS pose more stringent conditions for their capitalization.
The application of IFRS determined a decrease in shareholders equity at 31st December 2004 earnings of 1 million euros.

3) Employee benefits (ref. IAS 19 – Employee benefits)

Under Italian GAAP, employee termination indemnities are accrued during the period of employment of employees, in accordance with the law and applicable collective labour contracts.
Under IFRS, employee termination indemnities (e.g. pension payments, life insurance payments, medical assistance after retirement, etc.) are defined on the basis of post-employment benefit plans which due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company's obligation consists of making payments to the state or to a trust or a fund.
Plans with defined benefits are pension, insurance or healthcare plans which provide for the company's obligation, also in the form of implicit obligation (see item 5), to provide non formalized benefits to its former employees.[1]. The related discounted charges, determined with actuarial assumptions[2], are accrued annually on the basis of the employment periods required for the granting of such benefits.
The application of this principle determined a decrease in shareholders equity at 31st December 2004 of 10 million euros and an increase in 2004 net income of 1 million euros.

4) Goodwill amortisation (ref. IAS 36 – Impairment of assets; IAS 38- Intangible assets)

Under Italian GAAP, goodwill is amortized on a straight-line basis in the periods of its expected utilization, provided it is no longer than five years; in case of specific conditions related to the kind of company the goodwill refers to, goodwill can be amortised for a longer period not exceeding 20 years.
Under IFRS, goodwill cannot be amortised, but it is subject to a yearly evaluation in order to define the relevant impairment, if needed.
The application of IFRS determined an increase in shareholders equity at 31st December 2004 of 31 million euros and an increase in 2004 net income of 53 million euros.

1 Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
2 Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) employee mortality rate; (iii) employee turnover rate; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of reimbursement claims and future changes in medical costs; (vi) interest rates.

Impairment of goodwill

The impairment, applied to the goodwill value and differences in consolidation at 1st January 2004, amounted to 828 million euros. The goodwill stems from the reorganisation of the Moss Maritime Group, whereas the difference in consolidation refers to the difference between the purchase price and the net equity of Bouygues Offshore sa, Sofresid sa, Sonsub Inc. and Saipem Energy International Spa The difference in consolidation was posted to four of the six CGUs that make up the Group's organisation: Offshore Construction, Onshore Construction, L.N.G. and M.M.O. The goodwill was partly allocated to CGU L.N.G. and partly to another CGU called Octabuoy, an autonomous entity within the greater Offshore Construction unit; the goodwill is associated to the rights related to a new patent.
The criteria to determine the CGUs recoverable amount was its value in use, which is based on the current value of future cash flows, as estimated from the four-year Strategic Plan (2005-2008) presented to the Board of Directors, duly discounted at rates that reflect current market valuation of the time value of money, business-specific risks, growth rates in line with the inflation inherent in discount rates. Finally, the current value of cash flows and the terminal value of each CGU was compared with their own capital employed. From this calculation, no impairment was required.
The impairment applied to CGU Octabuoy showed that, based on no expected future income, amounted to 22 million euros, equal to the goodwill residual value.

(million €)

	Offshore Construction	Onshore Construction	Liquefied Natural Gas	Maintenance Modification and Operation	Total
Goodwill at 31st December 2003 pre IFRS	422	161	167	78	828
Goodwill at 31st December 2003 IFRS	400	161	167	78	806
Goodwill at 31st December 2004 IFRS	413	161	168	76	818
Goodwill at 30th June 2005	413	161	168	76	818

5) Stock grant schemes (ref. IFRS 2 - Share-based payments)

Under Italian GAAP, the cost of stock-based compensation is recognised in the income statement at the stock grants fair value determined pro rata temporis over the year and accrued in a specific provision.
Under IFRS, for stock-based compensation, the company is to measure at fair value goods or services received and estimate the relevant net equity increase.
The application of IFRS determined an increase in shareholders equity at 31st December 2004 of 2 million euros.

The following tables illustrate:
- balance sheet at 30th June 2004 and the income statement for the first half 2004 restated under IFRS;
- reconciliation of the balance sheet and net income for the first half 2004 with those under IFRS;
- effects resulting from the adoption of IAS 32 and IAS 39 at 1st January 2005 and 30th June 2005.

82.4776

balance sheet at 30th June 2004

The following table details the restatement under IFRS of the consolidated balance sheet at 30th June 2004:

(million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
		30.06.2004	
ASSETS			
Current assets			
Cash in hand and cash equivalents	393		393
Marketable securities	23		23
Receivables	1,419		1,419
Inventories	344		344
Income tax receivables	70		70
Other current assets	103	(1)	102
Total current assets	**2,352**	**(1)**	**2,351**
Non-current assets			
Property, plant and machinery	1,699	25	1,724
Real estate investments	-		-
Intangible assets	832	3	835
Holdings valued with the net equity method	25		25
Other holdings	-		-
Other financial assets	-		-
Deferred tax assets	22	1	23
Other non-current assets	27		27
Total non-current assets	**2,605**	**29**	**2,634**
TOTAL ASSETS	**4,957**	**28**	**4,985**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term financial liabilities	847		847
Trade and other payables	1,307		1,307
Current tax liabilities	89		89
Other liabilities	541		541
Total current liabilities	**2,784**		**2,784**
Non-current liabilities			
Long-term financial liabilities	567		567
Provisions for contingencies	96	(12)	84
Provisions for employee benefits	69	12	81
Deferred tax liabilities	-		-
Other liabilities	16		16
Total non-current liabilities	**748**	**-**	**748**
Net equity			
Minority interest in net equity	23		23
Saipem Group's net equity:	1,402	28	1,430
-share capital	441		441
-share premium reserve	62		62
-other reserves	125	(12)	113
-retained earnings (losses)	692	19	711
-net income (loss)	82	21	103
Total net equity	**1,425**	**28**	**1,453**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,957**	**28**	**4,985**

82.4776

☐ Income statement for the first half 2004

The following table details the restatement under IFRS of the income statement for the first half 2004:

(million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
Revenues			
Turnover	1,911	-	1,911
Other revenues and income	5	-	5
Total revenues	1,916	-	1,916
Operating costs			
Procurement, services and other costs	(1,317)	-	(1,317)
Payroll and related costs	(352)	-	(352)
Amortisation, depreciation and write-downs	(120)	21	(99)
Operating income (loss)	**127**	**21**	**148**
Financial income (expenses)			
Financial income	23	-	23
Financial expenses	(45)	-	(45)
Income (expenses) from investments			
- Effect of valuation using the NE method	7	-	7
- Other income/expenses from investments	-	-	-
Income taxes	(28)	-	(28)
Net income (loss) before minority interest	**84**	**21**	**105**
Minority interest	(2)	-	(2)
Net income (loss)	**82**	**21**	**103**

☐ Reconciliation of the Shareholders' equity for the first half 2004

The following table details the reconciliation of the shareholders' equity, inclusive of minority interest, at 30th June 2004 under IFRS:

(million €)

Ref. (*)	30.06.2004
Net equity under Italian GAAP	**1,425**
1 Capitalisation of periodic maintenance	68
1 Depreciation on periodic maintenance provision	(43)
1 Write-off of periodic maintenance provision	12
2 Research and Development costs that cannot be capitalised	(1)
3 Losses on employees' benefit plans	(15)
3 Effect on taxation	1
3 Evaluation of actualisation of employee termination indemnities	1
4 Impairment of Moss Maritime's goodwill	(22)
4 Goodwill value restore	26
5 Reclassified fair value of stock grant plans - future years	(1)
5 Reclassified stock grant fund	2
Total effect of IFRS introduction	**28**
Net equity under IFRS	**1,453**

(*) The number refers to the caption in the section entitled "Nature of main adjustments".

☐ Reconciliation of the Group's net equity for the first half 2004

The reconciliation of the Group's net income for the first half 2004 reported under IFRS is as follows:

(million €)

Rif. (*)	1st half 2004
Net income under Italian GAAP	**82**
1 Periodic maintenance provision value restore	(4)
1 Write-off of periodic maintenance costs	4
1 Amortisation of periodic maintenance	(5)
4 Adjustment to Goodwill amortisation	26
Total effect of IFRS introduction	**21**
Net income under IFRS	**103**

(*) The number refers to the caption in the section entitled "Nature of main adjustments".

☐ Reclassified cash flow statement at 30th June 2004

The following table details the restatement under IFRS of the reclassified cash flow statement at 30th June 2004:

(million €)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
Group net income	82	21	103
Minority interest	2		2
Adjustments to reconcile cash generated from operating income before changes in working capital:			
Depreciation and amortisation and other non monetary items	126	(17)	109
Net gains on disposal of assets	(1)		(1)
Dividends, interests, extraordinary income/expenses and income taxes received (paid) during the year	49		49
Cash generated from operating income before variation in working capital	**258**	**4**	**262**
Variation in working capital relating to operations	(116)		(116)
Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(25)		(25)
Net cash flow from operations	**117**	**4**	**121**
Investments in tangible and intangible fixed assets	(83)	(4)	(87)
Investments in acquisitions of consolidated companies	(5)		(5)
Disposals	4		4
Other investments and disposals	-		-
Free cash flow	**33**	**-**	**33**
Net investments related to financing activities	(3)		(3)
Variation in financial debt	(105)		(105)
Buy-back of treasury shares	(10)		(10)
Cash flow from share capital and reserves	(65)		(65)
Variations in consolidation area and exchange rate differentials on cash and equivalents	(6)		(6)
NET CASH FLOW	**(156)**	**-**	**(156)**
Free Cash Flow	**33**	**-**	**33**
Variations in consolidation area	-		-
Buy-back of treasury shares	(10)		(10)
Cash flow from share capital and reserves	(65)		(65)
Exchange rate differentials and other variation concerning net financial debt	(14)		(14)
VARIATION IN NET DEBT	**(56)**	**-**	**(56)**

☐ First introduction of IAS 32 and IAS 39

With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments including hedging contracts, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1 "First introduction of International Financial Reporting Standards", and without restating the values for comparison purposes.
The introduction of the two aforementioned principles has therefore modified the balance sheet at 1st January 2005 as follows:

(million €)

	IFRS 31st December 2004	Effect of the IAS 32/39 introduction	IFRS 1st January 2005	IFRS 30th June 2005
Net tangible fixed assets	1,712		1,712	1,788
Net intangible fixed assets	835		835	835
Financial investments	17		17	28
Non-current assets	**2,564**		**2,564**	**2,651**
Working capital, net	2	27	29	(51)
Provisions for contingencies	(122)		(122)	(134)
Net current assets	**(120)**	**27**	**(93)**	**(185)**
Employee termination indemnities	(33)		(33)	(34)
Capital employed	**2,411**	**27**	**2,438**	**2,432**
Shareholders' equity	1,536	19	1,555	1,479
Minority interest in net equity	9		9	11
Net equity	**1,545**	**19**	**1,564**	**1,490**
Net debt	866	8	874	942
Cover	**2,411**	**27**	**2,438**	**2,432**

The nature of adjustments that affected net equity at 1st January and 30th June 2005 are as follows:

(million €)

	1st January 2005	30th June 2005
- Treasury shares reclassified against Net Equity;	(22)	(40)
- Effects associated with the evaluation at fair value of foreign currency hedging contracts;	49	(81)
- Effects associated with the evaluation at fair value of interest rate hedging contracts.	(8)	(11)
Total adjustments as per IAS 32 and 39:	**19**	**(132)**

■ Basis of preparation

This report has been prepared in compliance with the International Financial Reporting Standards (hereafter "IFRS" or International Accounting Standards, hereafter "IAS") issued by the International Accounting Standards Board (IASB)[3] and adopted by the European Commission, pursuant to art. 6 of European Regulation No. 1606/2002 by the European Parliament and European Council of 19th July 2002.
The six-monthly report has been prepared in accordance with the provisions of the international accounting principle of interim financial statements (IAS 34 – Interim Financial Statements). In the preparation of consolidated information at 30th June 2005, the same principles and criteria have been adopted as those used in the preparation of the reconciliation tables under IFRS under the section "First introduction of the International Financial Reporting Standards".
The criteria described in this paragraph may not coincide with the IFRS guidelines applicable on the 31st December 2005 due to future decisions by the European Commission as regards the approval of International Accounting Standards or the issue of new principles, interpretations or implementation guidelines by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).

This report comprises data from Saipem Spa and all Italian and foreign subsidiaries over which Saipem Spa holds the right to exercise direct or indirect control by way of steering its financial and management decisions and reaping the relevant benefits. The consolidated financial statements also include, on a line-by-line proportional basis, the interim data of jointly managed companies by way of agreements with the other partners.
Companies held exclusively for subsequent sale, those in liquidation and minor investment, if considered immaterial, are excluded from the consolidation. The effects of these exclusions are not material[4].

Subsidiaries excluded from the consolidation area, associated companies and other holdings have been valued using the criteria described under the heading "Financial Assets".

Contract work in progress includes extra revenues from additional works following modifications to the original contracts where they can be reasonably undertaken. Owing to the ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, the periodic statements include expected additional revenues even before a formal agreement with the counterpart is reached.

The audit company PricewaterhouseCoopers Spa was appointed to perform a limited review of the consolidated six-monthly report at 30th June 2005. The limited audit entails significantly less work than a full audit of financial statements carried out in compliance with main audit charters.

The economic information provided in this report refers to the first half 2005 as well as the first half 2004. Financial data refers to 30th June 2005 and 31st December 2004. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.
Unless otherwise indicated, data is expressed in millions of euros.

3 IFRS comprise of: (i) International Financial Reporting Standards (IFRS); (ii) International Accounting Standards (IAS); (iii) interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and by the Standing Interpretations Committee (SIC) and adopted by IASB. The denomination International Financial Reporting Standards (IFRS) was adopted by IASB and applies to all standards issued after May 2003. Standards issued before May 2003 have maintained the denomination IAS.
4 According to the dispositions of the Framework of international accounting standards, "information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements".

■ Consolidation principles

The IFRS application has not produced significant variations versus the consolidation principles adopted for the preparation of the Consolidated and Statutory Financial Statements at 31st December 2004.

□ Translation of financial statements in currencies other than euros

The financial statements of companies operating in non-euro areas are translated by applying the following exchange rates: (i) exchange rate prevailing on the last day of the reference period for assets and liabilities; (ii) historical exchange rates for equity accounts; (iii) the average exchange rate for the period for the income statement accounts (source: Italian Exchange Bureau).

Translation adjustments, resulting from the application of different exchange rates for assets and liabilities, shareholders' equity and income statement, are posted to the balance sheet item "Reserve for exchange rate differences" when pertaining to the Group and to the item "Minority interests in capital and reserves" when pertaining to third parties.

The financial statements that have been translated are those compiled in the functional currency, i.e. the local currency or the currency in which most of the financial transactions as well as assets and liabilities are denominated.

Exchange rates that have been applied for the translation of financial statements in foreign currencies are as follows:

Currency	Average exchange rate at 30th June 2004	Exchange rate at 31.12.2004	Exchange rate at 30th June 2005	Average exchange rate at over the first half 2005
US Dollar	1.2273	1.3621	1.2092	1.2847
Pound Sterling	0.6735	0.7050	0.6742	0.6859
Algerian Dinar	85.6328	97.5743	89.2070	92.9279
Angolan Kwanza	99.2685	116.5590	107.8410	112.4940
Saudi Arabian Riyal	4.5963	5.1011	4.5349	4.8147
Australian Dollar	1.6620	1.7459	1.5885	1.6627
Azerbaijani Manat	6,054.5500	6,689.2700	5,691.7000	6,227.6900
Brazilian Real	3.6428	3.6143	2.8476	3.3084
Congo Franc cfa	655.9570	655.5700	655.9500	655.9530
Croatian Kuna	7.5115	7.6491	7.3130	7.4205
Indian Rupee	55.3077	59.3358	52.6268	56.0717
Indonesian Rupee	10,716.3000	12,626.6000	11,804.8000	12,094.2000
Kazakhstan Tenghè	169.9270	177.0090	163.2460	168.5230
Malaysian Ringgit	4.6632	5.1753	4.5960	4.8818
Nigerian Naira	164.1150	177.7540	162.6450	170.2670
Norwegian Kroner	8.4486	8.2365	7.9155	8.1413
Peruvian New Sol	4.2642	4.4689	3.9348	4.1872
Russian Rouble	35.3014	37.8425	34.6370	35.9261
Singaporean Dollar	2.0851	2.2262	2.0377	2.1162
Swiss Franc	1.5531	1.5429	1.5499	1.5462
UAE Dirham	4.5079	5.0030	4.4412	4.7187

☐ Interests in companies included in consolidation

Assets and liabilities, expenses and income related to fully consolidated companies are wholly incorporated into the consolidated balance sheet; the accounting value of these interests is eliminated against the corresponding fraction of the shareholders' equity of the companies owned.

The accounting value of interests in companies consolidated using the proportional method is eliminated against the corresponding fraction of the shareholders' equity of the companies owned; assets and liabilities, expense and income related to consolidated companies are incorporated into the balance sheet proportionally to the interest held.

The shareholders' equity in owned companies is determined by attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference is recognized under "Difference in consolidation". Negative residual differences are charged against income.

Income or expenses deriving from the disposal of interests in consolidated companies are charged against income, i.e. the difference between the sale price and the corresponding fraction of shareholders' equity sold.

Fractions of shareholders' equity and of net income of minority interest are recognized under specific items in the income statement. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

Dividends, revaluations, write-downs and losses on interests in consolidated companies, in addition to gains and/or income on inter-company disposals of shareholdings in consolidated companies are eliminated.

☐ Inter-company transactions

Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, income and expenditure as well as guarantees, commitments and risks between consolidated companies are also eliminated.

Evaluation criteria

The most significant evaluation criteria used for the preparation of the consolidated financial statements are shown below.

Non-current assets

Tangible assets

Tangible assets are stated at their purchase or production cost including ancillary costs which can be directly attributed to them that are required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses that would have theoretically been saved had the investment not been made. The purchase or production costs is net of Government grants that are recorded in a contra asset account when authorized, if all the required conditions have been met.

No revaluation is allowed even in application of specific laws.

Assets carried in financial leasing are stated among the tangible assets, as a contra to the financial payable to the lessor, and depreciated using the criteria detailed below.

Tangible assets, including financial leasing, are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the amortization is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building as well as tangible disposal assets which are valued at the lower of book value and fair value less costs to sell.

Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the asset useful life.

Renewals, improvements and transformations which extend asset lives are capitalized.

The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the income statement.

Ordinary maintenance and repair costs are expensed when incurred.

When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs to sell and replacement cost.

In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the asset's disposal.

Replacement cost is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sector.

Valuation is carried out for each single asset or, if the realizable value of single assets cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, so called cash generating unit. When the reasons for their impairment cease to exist, Saipem reverses previously recorded impairment charges and records an income as asset revaluation in the income statement of the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred write-downs net of related amortization that would have been made if the impairment had not been occurred.

Tangible assets destined for specific operating projects, for which no further future use is envisaged due to the peculiarities of the asset itself or the high usage sustained during the execution of the project, are amortised over the duration of the project.

☐ Intangible assets

Intangible assets include assets which lack physical consistence that are identifiable, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations.
Intangible assets are stated at purchase or production cost determined with the criteria used for tangible assets. No revaluation is allowed even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria shown in the section "Tangible Assets".
Goodwill and other intangible assets with indefinite useful life are not amortized.
The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. Depreciations may not be revaluated.

☐ Costs for scientific and technological research

Capital expended for the acquisition of new know-how or discoveries, the development of alternative products or processes, new techniques or modes, the design and realisation of prototypes or all other scientific and technological research and development activities are generally considered to be current costs and are expended to the year in which they are incurred.
Research and development costs are stated in the assets when:
a) there is the technical capacity to complete the asset and make it available for use or sale;
b) there is the intention to complete the asset and make it available for use or sale;
c) it is possible to make the asset available for use or sale;
d) it can be shown that the asset is able to produce future economic benefits;
e) technical, financial and other resources are available to complete development of the asset and make the asset available for use or sale;
f) the cost attributable to the intangible asset can be reasonably determined.

☐ Financial fixed assets

Investments in subsidiaries excluded from consolidation, joint ventures and affiliates are accounted for using the equity method. If it does not result in a misrepresentation of the company's financial condition and consolidated results, subsidiaries excluded from consolidation may be accounted for at cost, adjusted for permanent impairment of value.
Other investments are recognized at their fair value and their effects are charged to shareholders' equity. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for permanent impairment of value.
When the reasons for their impairment cease to exist, investments accounted for at cost are revaluated within the limit of the impairment made and their effects are charged to the income statement.
The risk deriving from losses exceeding shareholders' equity is recognized in a specific reserve to the extent the parent company is required to fulfil legal or implicit obligations towards the subsidiary or to cover its losses.
Receivables and financial assets that must be maintained until expiry are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. agents' or consultants' fees, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). The effects of the devaluation to the amortized cost are charged to the item "Financial Income/(expenses)".

☐ Current assets

Inventories, with the exception of contract work-in-progress, are stated at the lower price between the purchase price calculated according to the criteria for intangible assets and the market value.
The cost for inventories is determined by applying the weighted-average cost method.
As inventories mostly consist of spare parts, the market value thereof is represented by their replacement cost or by

their net realisable value, if lower.

Contract work-in-progress relating to long-term contracts is stated on the basis of accrued contractual revenues, agreed with the customers using the percentage of completion method and complying with the principle of prudence.
Given the nature of the contracts and the type of work, the percentage of completion is calculated on the basis of the work performed, being the percentage of costs incurred with respect to the total estimated costs (cost-to-cost method).
Adjustments made for the economic effects of using this method with respect to the revenues invoiced are included under "work-in-progress" if positive or under "commercial payables" if negative.
The agreed revenues, where expressed in a foreign currency, are calculated by taking into account the exchange rate fixed by the designated hedge; the same method is used for any costs in a foreign currency.

The valuation of work-in-progress considers all directly related costs, contractual risks and contractual price revisions, where they can be objectively determined.
Modifications to original contracts, for additional works, are acknowledged when they can reasonably be undertaken.
Contract losses are charged entirely to the year in which they become known.
Bidding costs are expended in the year in which they are incurred.

Financial assets held for trading and financial assets available for disposal are stated at fair value and the economic effects charged, respectively, to the income statement item "Financial Income/(Expenses)" and the balance sheet item "Other reserves".
When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g. purchase of securities on regulated markets), the transaction is entered at the date of settlement.

Receivables are stated at their amortized cost (see above "Financial fixed assets").

Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.

☐ Treasury shares

Treasury shares are recorded at cost and as a reduction of shareholders' equity. Income from the subsequent sale of treasury shares are recorded as an increase in shareholders' equity.

☐ Financial liabilities

Debt is shown at the amortized cost (see above "Financial fixed assets").

☐ Provisions for contingencies

Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfilment of that obligation will be expensive; (iii) the amount of the obligation can be accurately estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfil the obligation or to transfer it to third parties at year-end.
When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted; the increase in the provision linked to the passing of time is charged to the income statement in the item "Financial Income/(Expenses)".
When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated as a contra to the asset to which it refers; the income statement charge is made with the amortization process.
The costs that the company expects to bear to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
The provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimate revisions of the provisions are recognized in the same income statement item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) as a contra to the assets to which they refer.

☐ Employee post-employment benefits

Post employment benefit plans are defined on the basis of plans, even if not formalized ones, which due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company's obligation, consisting in making payments to the State or to a trust or a fund, is determined on the basis of due contributions, minus any sums already paid.
The liabilities related to defined benefit plan[5], net of any plan assets, are determined on the basis of actuarial assumptions[6] and charged to the relevant year consistently with the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.

The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the income statement, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets (corridor method).

☐ Revenues and costs

Revenues from sales of products and services rendered are recognized upon transfer of risks and benefits associated to the property or upon settlement of the transaction.
Revenues are recognized upon shipment when the risks of loss are transferred to the acquirer at that date.
The allowances of revenues related to partially rendered services are recognized with respect to the accrued considerations, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; differently they are recognized within the limits of the recoverable costs incurred.
The revenues related to contract work-in-progress are recognized on the basis of contractual considerations by reference to the stage of completion of a contract measured on the cost-to-cost basis. Revenues for contract work-in-progress in a foreign currency are recognised at the euro exchange rate on the date the stage of completion of a contract is measured with the customer or, at the exchange rate on the day of payment. work that has not yet been agreed is recognised at the year-end exchange rate. The requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of considerations when it is probable that the counterpart will accept them.
Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation.
Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Labour costs include stock grants and stock options granted to managers from 1st January 2003, consistently with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee, plus any charges borne by the employer (social contributions and employee termination indemnities); the portion relevant to the year is calculated pro rata over the period to which the incentive refers (vesting period)[7]. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with the Black-Scholes method that takes into account the exercise conditions, current price of the shares, expected volatility and the risk-free rate.
The fair value of stock grants and stock option plans for Saipem Spa employees is shown in the item "Labour costs - other costs" and as a contra to "Available reserves". The allowance for employee termination indemnities and social contributions calculated on the fair value is recognised in a contra account in the item "Provision for employee benefits".
The fair value of stock grant plans for employees of controlled companies is shown at the date of option allocation in the item "Financial charges" and as a contra to "Available reserves" and is subsequently recharged to the various companies in a contra account in the item "Financial gains - other".
The fair value of stock option plans is shown as a contra-entry in the item "Retained earnings".

5 Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
6 Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) employee mortality rate; (iii) employee turnover rate; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of reimbursement claims and future changes in medical costs; (vi) interest rates.
7 For stock grants, the period between the date of the award and the date of allocation of stock; for stock options, the period between the date of the award and the date on which the option can be exercised.

☐ Exchange rate differences
Revenues and costs concerning transactions in foreign currencies are stated at the exchange rate on the date that the transaction is completed.
Monetary assets and liabilities in foreign currency are converted into euro by applying the year-end exchange rate and the effect is stated in the income statement.
Non-monetary assets and liabilities in foreign currency valued at cost are stated at the initial exchange rate; when they are evaluated at fair value, at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

☐ Dividends
Dividends are recognized at the date of the general shareholders' meeting declaring them.

☐ Taxes
Current income taxes are determined on the basis of the estimated taxable income; the estimated liability is recognized in the item "Current tax liabilities". Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets or liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are recognized when their realization is probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if referred to offsettable taxes. The balance of the offset, if positive is recognized in the item "Deferred tax assets" and if negative in the item "Deferred tax liabilities".

☐ Derivatives
Derivatives are assets and liabilities recognized at their fair value.
Consistently with its business requirements, Saipem classifies derivatives as hedging instruments, whenever possible.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the income statement; consistently the hedged items are adjusted to reflect the variability of fair value associated with the hedged risk.
Cash flow hedges cover the cash flow variation risks that may affect the profit and loss account in the future; these risks are usually associated to a balance sheet asset or liability (such as future payables of debts at variable interest rates) or highly probable forecast transactions, for instance project income/costs.
The effective portion of variations in fair value of derivatives, as defined as hedging contracts by IAS 39, are posted to a hedging reserve and are charged as income over the period when the hedge affects the profit and loss account.
The ineffective portion of variations in fair value of derivatives, as well as the entire variations in fair value of those derivatives that have not been defined as hedging contracts by IAS 39, are charged directly to the income statement in the item "financial income/(expenses)".

☐ Exposure to and management of financial risks
Saipem operates worldwide in business sectors that are exposed to market risks resulting from changes in interest rates, exchange rates and price of materials. The risk of fluctuations in prices and financial flows is strictly linked to the nature of this business and can only be partially offset through appropriate risk management policies.
Risk of variations of prices and financial flows
Saipem's results are influenced by variations in oil prices, insurance premia and price of materials. Furthermore, Saipem's financial flows are exposed to fluctuations in interest and exchange rates.
Saipem is exposed to exchange rate fluctuations because the Group operates in non-euro areas, revenues from operational contracts are denominated or linked to the US dollar, and because of the time lag between the occurrence of revenues and costs denominated in a currency different from that of the financial statements and their financial realisation. Saipem's strategy to reduce the market risk exposure arising from exchange rate fluctuations by utilising derivatives. Planning and management for this activity is the responsibility of the Treasury Department, which closely

monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the international financial reporting standards.
The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly long-term financing with variable rates. To reduce this risk, Interest rate swaps (I.R.S.) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates.

Credit risk

Credit risk represents Saipem's exposure to incur a loss in the event of non-performance by a counterparty. Credit risk related to the ordinary course of trade activities is managed by the business units and the administration department on the basis of standardized procedures and periodic reporting. As for financial investments and the utilization of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem Spa

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group's business activities may not be available. In the current situation, through the management of flexible credit lines suitable with business requirements, Saipem believes to have access to sufficient funding to meet currently foreseeable borrowing requirements.

☐ Use of accounting estimates

The preparation of these consolidated financial statements required management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

82.4776

■ Consolidation area at 30th June 2005

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's' consolidation (%)	(*) Method of consolidation or evaluation criteria
CONSOLIDATING COMPANY							
Saipem SpA	S. Donato Mil.se (MI)	EUR	441,181,100	Eni SpA	42.94		
				Saipem SpA	0.77		
				Third parties	56.29		
CONTROLLED COMPANIES							
Italy							
Bos Italia Srl	Milan	EUR	10,000	Saipem sa	100.00	100.00	F.C.
Consorzio SaiTre (**)	S. Donato Mil.se (MI)	EUR	51,646	Saipem SpA	51.00		Co.
				Third parties	49.00		
Consorzio Sapro	San Giovanni Teatino (CH)	EUR	10,329	Saipem SpA	51.00		
				Third parties	49.00		Co.
Energy Maintenance Services SpA	S. Donato Mil.se (MI)	EUR	9,020,216	Saipem SpA	50.00	50.00	F.C.
				Eni SpA	50.00		
Intermare Sarda SpA	Tortoli (NU)	EUR	6,708,000	Saipem SpA	100.00	100.00	F.C.
Saipem Energy International SpA	S. Donato Mil.se (MI)	EUR	2,550,000	Saipem SpA	100.00	100.00	F.C.
Saipem FPSO SpA (ex Sonsub SpA)	S. Donato Mil.se (MI)	EUR	884,000	Saipem SpA	100.00	100.00	F.C.
Abroad							
Boscongo sa	Pointe Noire (Congo)	XAF	200,000,000	Saipem sa	99.98	100.00	F.C.
				Third parties	0.02		
Bos Investment Limited	London (UK)	GBP	5,000,000	Saipem sa	100.00	100.00	F.C.
Bos-Uie Limited	London (UK)	GBP	3,300,000	Bos Investment Limited	100.00	100.00	F.C.
Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	Frankfurt (Germany)	EUR	25,565	Saipem sa	95.00	100.00	F.C.
				Camom sa	5.00		
Camom Industrie Instandhaltung GmbH e Co Kg (**)	Spergau (Germany)	EUR	25,565	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	100.00		Co.
Camom Industrie Instandhaltung Verwaltungs GmbH (**)	Spergau (Germany)	EUR	25,565	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	100.00		Co.
Camom sa	Montigny le Bretonneux (France)	EUR	2,897,500	Saipem sa	100.00	100.00	F.C.
Camom Turbines Services sa (ex Canalisations, Tuyauteries Soudées sa)	Montigny le Bretonneux (France)	EUR	915,000	Camom sa	99.98	100.00	F.C.
				Third parties	0.02		
Conception Maintenance Petrochimique de l'Ouest (***)	S. Vigor d' Ymonville (France)	EUR	305,000	Camom sa	99.97		N.E.
				Third parties	0.03		
Csmi Snc (***)	Montigny le Bretonneux (France)	EUR	1,525	Camom sa	99.00		N.E.
				Entreprise Nouvelle Marcellin sa	1.00		
Delong Hersent - Estudos, Construções Maritimas e Partecipações, Unipessoal Lda	Funchal (Portugal)	EUR	5,000	Saipem sa	100.00	100.00	F.C.
Entreprise Nouvelle Marcellin sa	Marseille (France)	EUR	1,018,700	Saipem sa	100.00	100.00	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	KZT	1,105,930,000	Saipem International BV	50.00	50.00	F.C.
				Third parties	50.00		
ERS Equipment Rental & Services BV	Amsterdam (Netherlands)	EUR	90,760	Saipem International BV	100.00	100.00	F.C.
European Marine Contractors Ltd	London (UK)	GBP	1,000,000	European Marine Investments Limited	50.00	100.00	F.C.
				Saipem UK Ltd	50.00		
European Marine Investments Limited	London (UK)	USD	20,000,000	Saipem International BV	100.00	100.00	F.C.
European Maritime Commerce BV	Amsterdam (Netherlands)	EUR	18,000	ERS Equipment Rental & Services BV	100.00	100.00	F.C.
Global PetroProjects Services AG	Zurich (Switzerland)	CHF	5,000,000	Saipem International BV	100.00	100.00	F.C.
Guangdong Contractor Snc	Montigny le Bretonneux (France)	EUR	1,000	Entreprise Nouvelle Marcellin sa	60.00	60.00	P.C.
				Third parties	40.00		
Hazira Cryogenic Engineering & Construction Management Pvt Ltd	Mumbai (India)	INR	100,000	Services et Equipements Gaziers et Petroliers sa	55.00	55.00	F.C.
				Third parties	45.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Hazira Marine Engineering & Construction Management Pvt Ltd	Mumbai (India)	INR	100,000	Saipem sa	99.99	100.00	F.C.
				Sofresid sa	0.01		
Katran-k Limited Liability Company	Krasnodar (Russian Federation)	RUB	1,603,800	Saipem International BV	100.00	100.00	F.C.
Moss Arctic Offshore A/S	Lysaker (Norway)	NOK	100,000	Moss Maritime A/S	100.00	100.00	F.C.
Moss Maritime A/S	Lysaker (Norway)	NOK	10,000,000	Saipem International BV	100.00	100.00	F.C.
Moss Maritime Inc	Houston (USA)	USD	145,000	Moss Maritime A/S	100.00	100.00	F.C.
Moss Offshore A/S	Lysaker (Norway)	NOK	20,000,000	Moss Maritime A/S	100.00	100.00	F.C.
Nigerian Services & Supply Company Limited	Lagos (Nigeria)	NGN	40,000,000	Saipem sa	100.00	100.00	F.C.
Petrex SA	Iquitos (Peru)	PEN	20,364,045	Saipem International BV	100.00	100.00	F.C.
Petromar Lda	Luanda (Angola)	USD	357,143	Delong Hersent - Estudos, Construcoes Maritimas e Partecipacoes, Unipessoal Lda	70.00	70.00	F.C.
				Third parties	30.00		
PT Bos Indonesia	Jakarta (Indonesia)	IDR	2,176,000,000	Saipem sa	99.90		N.E.
				Enterprise Nouvelle Marcellin sa	0.10		
PT Saipem Indonesia	Jakarta (Indonesia)	USD	29,000,000	Saipem International BV	99.99	100.00	F.C.
				Saipem (Asia) Sdn Bhd	0.01		
PT Sofresid Engineering (ex PT Sofresid Indonesia LI)	Jakarta (Indonesia)	IDR	3,016,000,000	Sofresid sa	99.90	100.00	F.C.
				Sofresid Engineering	0.10		
Saibos Akogep Snc	Montigny le Bretonneux (France)	EUR	39,000	Saibos sas	70.00	70.00	P.C.
				Third parties	30.00		
Saibos Construções Maritimas Lda	Funchal (Portugal)	EUR	55,102,104	Saipem sa	100.00	100.00	F.C.
Saibos FZE	Dubai (United Arab Emirates)	AED	1,000,000	Saibos Construções Maritimas Lda	100.00	100.00	F.C.
Saibos sas	Montigny le Bretonneux (France)	EUR	38,125	Saipem sa	100.00	100.00	F.C.
Saigut SA de Cv	Ensenada (Mexico)	MXN	50,000	Saimexicana SA de Cv	80.00		Co.
				Third parties	20.00		
Saimexicana SA de Cv	Mexico City (Mexico)	MXN	50,000	Saipem sa	100.00		Co.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International BV	41.94	100.00	F.C.
				Third parties	58.06		
Saipem (Nigeria) Ltd	Lagos (Nigeria)	NGN	259,200,000	Saipem International BV	89.41	89.41	F.C.
				Third parties	10.59		
Saipem (Portugal) Comércio Maritimo Lda	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem (Portugal) Gestão de Participações SGPS SA	Funchal (Portugal)	EUR	49,900,000	Saipem International BV	100.00	100.00	F.C.
Saipem America Inc (ex. Sonsub Inc)	Wilmington (USA)	USD	50,000,000	Saipem International BV	100.00	100.00	F.C.
Saipem Argentina Samic y F (***)	Buenos Aires (Argentina)	ARS	150,000	Saipem International BV	98.77		N.E.
				Third parties	1.23		
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International BV	100.00	100.00	F.C.
Saipem Australia Pty Ltd (***)	Sydney (Australia)	AUD	10,661,000	Saipem International BV	100.00		N.E.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	NGN	567,000,000	Saipem International BV	97.00	97.00	F.C.
				Third parties	3.00		
Saipem Contracting Algerie SpA	Hassi Messaoud (Algeria)	DZD	10,000,000	Sofresid sa	99.94	100.00	F.C.
				Saipem sa	0.01		
				Third parties	0.05		
Saipem do Brasil Serviços de Petroleo Ltda	Rio de Janeiro (Brazil)	BRL	5,814,327	Saipem International BV	100.00	100.00	F.C.
Saipem Energy International Ltd (**)	New Malden (UK)	GBP	6,000,000	Saipem UK Ltd	100.00		N.E.
Saipem Holding France sas	Montigny le Bretonneux (France)	EUR	40,000	Saipem International BV	100.00	100.00	F.C.
Saipem India Project Services Limited	Chennai (India)	INR	2,000,000	Saipem sa	100.00	100.00	F.C.
Saipem International BV	Amsterdam (Netherlands)	EUR	172,444,000	Saipem SpA	100.00	100.00	F.C.
Saipem Logistics Services Limited (***)	Lagos (Nigeria)	NGN	55,000,000	Saipem International BV	100.00		N.E.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	EUR	31,002	Saipem (Portugal) Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Mediterranean Services Llc	Rijeka (Croatia)	HRK	1,500,000	Saipem International BV	100.00	100.00	F.C.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Saipem Perfurações e Construções Petrolíferas América do Sul Lda	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem sa	Montigny le Bretonneux (France)	EUR	26,207,646	Saipem SpA	100.00	100.00	F.C.
Saipem Services sa	Bruxelles (Belgium)	EUR	61,500	Saipem International BV	99.98	100.00	F.C.
				ERS Equipment Rental & Services BV	0.02		
Saipem Singapore Pte Ltd	Singapore (Singapore)	SGD	25,000	Saipem sa	100.00		N.E.
Saipem UK Ltd	New Malden (UK)	GBP	6,470,000	Saipem International BV	100.00	100.00	F.C.
Saipem Venezuela sa	Caracas (Venezuela)	VEB	20,000,000	Saipem sa	99.95		Co.
				Third parties	0.05		
SAIR Construções Mecanicas de Estruturas Maritimas Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS SA	86.00	86.00	F.C.
				Third parties	14.00		
SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	Montigny le Bretonneux (France)	EUR	37,000	Saipem sa	100.00	100.00	F.C.
SASP Offshore Engineering UK Ltd (**)	New Malden (UK)	GBP	500,000	Saipem Energy International Ltd	100.00		N.E.
Saudi Arabian Saipem Ltd	Al-Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International BV	60.00	100.00	F.C.
				Third parties	40.00		
SB Construction and Maritime Services BV	Amsterdam (Netherlands)	EUR	18,152	ERS Equipment Rental & Services BV	50.00	100.00	F.C.
				Entreprise Nouvelle Marcellin sa	50.00		
Services et Equipements Gaziers et Petroliers sa	Donges (France)	EUR	38,125	Saipem sa	99.76	100.00	F.C.
				Third parties	0.24		
Société de Construction d'Oleoducs Snc	Donges (France	EUR	39,000	Services et Equipements Gaziers et Petroliers sa	99.90	100.00	F.C.
				Camom sa	0.10		
Société d'Etudes d'Oleoducs Snc (**)	Montigny le Bretonneux (France)	EUR	39,000	Sofresid sa	100.00		N.E.
Société Nouvelle Technigaz sa	Montigny le Bretonneux (France)	EUR	228,750	Saipem sa	99.96	100.00	F.C.
				Third parties	0.04		
Sofresid Engineering sa	Montigny le Bretonneux (France)	EUR	1,267,142	Sofresid sa	99.99	100.00	F.C.
				Third parties	0.01		
Sofresid sa	Montigny le Bretonneux (France)	EUR	8,253,840	Saipem sa	100.00	100.00	F.C.
Sonsub A/S	Randaberg (Norway)	NOK	1,882,000	Saipem International BV	100.00	100.00	F.C.
Sonsub Ltd	Aberdeen (UK)	GBP	5,901,028	Saipem International BV	100.00	100.00	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	AUD	13,157,570	Saipem International BV	100.00	100.00	F.C.
Star Gulf Free Zone Company	Dubai (United Arab Emirates)	AED	500,000	Saipem sa	60.00	100.00	F.C.
				Sofresid sa	40.00		
STTS Snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa	57.00	60.00	P.C.
				Société Nouvelle Technigaz sa	3.00		
				Third parties	40.00		
Sud Est Cie	Aix en Provence (France)	EUR	152,704	Sofresid sa	99.62		Co.
				Third parties	0.38		
TBE Ltd	Damietta (Egypt)	EGP	50,000	Société Nouvelle Technigaz sa	70.00	70.00	F.C.
				Third parties	30.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
ASSOCIATED COMPANIES							
Italy							
Consorzio Saipem Energy International - Tecnomare SpA	S. Giuliano Mil.se (MI)	EUR	10,000	Saipem Energy International SpA	50.00	50.00	P.C.
				Tecnomare	50.00		
Consorzio USG (**)	Parma	EUR	25,823	Saipem SpA	40.00		Co.
				Third parties	60.00		
Rosbos Scrl (**)	Ravenna	EUR	10,400	Saipem sa	50.00		N.E.
				Third parties	50.00		
Rosfin Srl	Ravenna	EUR	9,649,200	Saipem sa	33.33		N.E.
				Third parties	66.67		
Abroad							
Africa Oil Services sa	Guyancourt (France)	EUR	37,500	Services et Equipements Gaziers et Petroliers sa	44.88		N.E.
				Third parties	55.12		
Ateliers Ferroviaires D'artix sas	Artix (France)	EUR	80,000	Camon sa	49.48		Co.
				Third parties	50.52		
Barber Moss Ship Management A/S	Lysaker (Norway)	NOK	1,000,000	Moss Maritime A/S	50.00		N.E.
				Third parties	50.00		
Bos Shelf Limited Society	Baku City (Azerbaijan)	AZM	10,000,000	Star Gulf Free Zone Company	50.00	50.00	P.C.
				Third parties	50.00		
Dalia Floater Angola Snc	Coubervoie (France)	EUR	0,1	Entreprise Nouvelle Marcellin sa	27.50	27.50	P.C.
				Third parties	72.50		
Doris Development Canada Ltd	St. John's (Canada)	CAD	10,000	Doris Engineering sa	100.00		Co.
Doris Engineering sa	Paris (France)	EUR	3,571,440	Sofresid sa	40.00		N.E.
				Third parties	60.00		
Doris Usa Inc	Houston (USA)	USD	1,500,000	Doris Engineering s.a	100.00		N.E.
Eurig GmbH (***)	Koln (Germany)	EUR	25,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	50.00		Co.
				Third parties	50.00		
Eurig GmbH & Co Kg (***)	Koln (Germany)	EUR	250,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	50.00		N.E.
				Third parties	50.00		
FPSO Firenze Produção de Petróleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
FPSO Mystras (Nigeria) Ltd	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras Produção de Petróleo Lda	100.00	50.00	P.C.
FPSO Mystras Produção de Petróleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
Gaztransport Et Technigaz sas	Saint Remy Les Chevreuse (France)	EUR	370,288	Société Nouvelle Technigaz sa	22.22		N.E.
				Saipem sa	7.78		
				Third parties	70.00		
Kazakhoil Bouygues Offshore Sarl	Almaty (Kazakhstan)	KZT	1,000,000	Saipem sa	50.00		Co.
				Third parties	50.00		
Kwanda Suporto Logistico Lda	Luanda (Angola)	AOR	25,510,204	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	40.00		N.E.
				Third parties	60.00		
Lipardiz - Construção de Estruturas Maritimas, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
Moss Krylov Maritime	St.Petersburg (Russian Federation)	RUB	98,000	Moss Maritime A/S	50.00		N.E.
				Third parties	50.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Offshore Design Engineering Ltd	London (UK)	GBP	100,000	Saipem sa	50.00	50.00	P.C.
				Doris Engineering	50.00		
PMS - Petrochemicals Maintenance Services Gmbh	Leuna (Germany)	EUR	200,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	25.00		N.E.
				Third parties	75.00		
Saipar Drilling Company BV	Amsterdam (Netherlands)	EUR	20,000	Saipem International BV	50.00	50.00	P.C.
				Third parties	50.00		
Saipem Aban Drilling Co Pvt Ltd	Chennai (India)	INR	50,000,000	Saipem International BV	50.00	50.00	P.C.
				Third parties	50.00		
SEA Tank Co sa	Paris (France)	EUR	46,800	Doris Engineering sa	99.62		Co.
				Third parties	0.38		
Servicios de Construçiones Caucedo sa	Dominican Republic (Dominican Rep.)	DOP	100,000	Saipem sa	49.70	49.70	P.C.
				Third parties	50.30		
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	33.33	33.33	P.C.
				Third parties	66.67		
SSS - Capital Limited Liability Company	Moscow (Russian Federation)	RUB	100,000	Starstroi - Security sarl	99.00		N.E.
				Third parties	1.00		
Starstroi Limited Liability Company	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem sa	50.00	50.00	P.C.
				Third parties	50.00		
Starstroi - Security sarl	Krasnodar (Russian Federation)	RUB	300,000	Starstroi Limited Liability Company	100.00		N.E.
Starstroi - Sakhalin - Bezopasnost sarl	Yuzhno (Russian Federation)	RUB	300,000	Starstroi - Security sarl	100.00		N.E.
Tchad Cameroon Maintenance BV	Schiedam (Netherlands)	EUR	18,000	Saipem sa	40.00		N.E.
				Third parties	60.00		
Tecnoprojecto Internacional Projectos e Realizações Industriais sa	Linda a Velha Oeiras (Portugal)	EUR	700,000	Saipem sa	42.50		N.E.
				Third parties	57.50		
Tss Dalia Snc	Courbervoie (France)	EUR	0,1	Saipem sa	27.50	27.50	P.C.
				Third parties	72.50		
Upstream Constructors International FZCO	Jebel Ali (United Arab Emirates)	AED	600,000	Saibos Construções Maritimas Lda	50.00	50.00	P.C.
				Third parties	50.00		

(*) F.C. = full consolidation, P.C. = proportional consolidation; N.E. = consolidation using net equity method; Co. = consolidation using the cost method
(**) in liquidation
(***) inactive throughout the year

The Saipem Group comprises 124 companies: 66 of which are consolidated using the full consolidation method, 18 the proportional method; 26 the net equity method and 14 the cost method.

☐ Other variations to the consolidation area

Variations to the consolidation area, with respect to the consolidated financial statements at 31st December 2004, are detailed hereunder in date order:

New incorporations, disposals, liquidations and changes to the consolidation method:
- on 25th January 2005 the company **Sonsub Asia Sdn Bhd**, consolidated using the net equity method, was delisted from the Register of Companies;
- on 3rd February 2005, the company **Société de Pose de Pipelines Snc** consolidated using the cost method, was delisted from the Register of Companies;
- on 11th March 2005, the Russian company **SSS – Capital Limited Liability Company** was incorporated and is consolidated using the net equity;
- on 15th March 2005, the company **Petrosupport sas** consolidated using the cost method, was delisted from the Register of Companies;
- on 19th April 2005, the company **Camom Industrie Instandhaltung GmbH e Co.Kg.** consolidated using the cost method, was put into liquidation;
- on 10th May 2005, the company **Camom Industrie Instandhaltung Verwaltungs GmbH** consolidated using the cost method, was put into liquidation;
- on 13th May 2005, the company **Société d'Etudes d'Oleoducs Snc** consolidated using the net equity method, was put into liquidation;
- on 30th June 2005, the Mexican company **Saigut SA de Cv** was incorporated and is consolidated using the cost method.

Change of company names or transfer of holdings between group companies, not affecting the consolidation area:
- on 4th February 2005, the company Sonsub SpA changed its name to **Saipem FPSO SpA**;
- on 25th February 2005, the company Pt Sofresid Indonesia LI changed its name to **Pt Sofresid Engineering**;
- on 7th March 2005, the company Delong Corporation was merged into the company **Saipem Inc**;
- on 11th March 2005, the company Saipem Inc was merged into the company Sonsub Inc and the latter, simultaneously, changed its name to **Saipem America Inc**;
- on 15th April 2005, the company Canalisation, Tuyauteries Soudees changed its name to **Camom Turbines Services sa**;
- on 15th June 2005, the company Ateliers Ferroviaires D'artix changed its name to **Ateliers Ferroviaires D'artix sas**;
- on 22nd June 2005, the company European Marine Investments Limited, consolidated using the full consolidation method, sold 25% of its stake in **Saipem UK Ltd** to Saipem International BV, which, at 30th June 2005, owns it 100%.

82.4776

balance sheet

(million €)

		31.12.2004	30.06.2005
ASSETS			
Current assets			
Cash in hand and cash equivalents	Note 1	595	802
Marketable securities	Note 2	22	-
Receivables	Note 3	1,292	1,388
Inventories	Note 4	388	514
Income tax receivables	Note 5	102	120
Other current assets	Note 6	115	133
Total current assets		**2,514**	**2,957**
Non-current assets			
Property, plant and machinery	Note 7	1,712	1,788
Real estate investments		-	-
Intangible assets	Note 8	835	835
Holdings valued with the net equity method	Note 9	22	33
Other holdings		-	-
Other financial assets		-	-
Deferred tax assets	Note 10	14	16
Other non-current assets	Note 11	40	10
Total non-current assets		**2,623**	**2,682**
TOTAL ASSETS		**5,137**	**5,639**

(million €)

		31.12.2004	30.06.2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term financial liabilities	Note 12	979	1,271
Trade and other payables	Note 13	1,836	1,958
Current tax liabilities	Note 14	90	99
Other current liabilities	Note 15	36	164
Total current liabilities		**2,941**	**3,492**
Non-current liabilities			
Long-term financial liabilities	Note 16	487	483
Provisions for contingencies	Note 17	71	81
Provisions for employee benefits	Note 18	84	86
Deferred tax liabilities	Note 19	5	6
Other non-current liabilities	Note 20	4	1
Total non-current liabilities		651	657
Net equity			
Minority interest in net equity	Note 21	9	11
Saipem's net equity:	Note 22	1,536	1,479
- share capital	Note 23	441	441
- share premium reserve	Note 24	62	49
- other reserves	Note 25	100	44
- retained earnings		698	877
- net income		235	108
- treasury shares	Note 26	-	(40)
Total Group Shareholders' equity		**1,545**	**1,490**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**5,137**	**5,639**

Income statement

(million €)

		First half 2004	First half 2005
Revenues			
Turnover	Note 27	1,911	2,119
Other revenues and income	Note 28	5	3
Total revenues		1,916	2,122
Operating costs			
Procurement, services and other costs	Note 29	(1,317)	(1,493)
Payroll and related costs	Note 30	(352)	(381)
Amortisation, depreciation and write-downs	Note 31	(99)	(94)
Operting income		**148**	**154**
Financial income (expenses)	Note 32		
Financial income		23	35
Financial expenses		(45)	(61)
Income (expenses) from investments	Note 33		
- Effect of valuation using the NE method		7	12
- Other income/expenses from investments		–	–
Income taxes	Note 34	(28)	(30)
Net income before minority interest		**105**	**110**
Minority interest	Note 35	(2)	(2)
Net income		**103**	**108**
Net income per share	Note 36	**0.24**	**0.25**

Variation to net equity

(million €)

	Share capital	Share premium reserve	Revaluation reserve	Legal reserve	Reserve for treasury shares held	Reserve for buy-back of treasury shares	Reserve for cash flow hedge	Reserve for exchange rate differences	Retained earnings	Net income	Treasury shares	Total	Minority interest	Total net equity
Balance at 31.12.2004	**441**	**62**	**2**	**55**	**22**	**21**	**–**	**–**	**698**	**235**	**–**	**1,536**	**9**	**1,545**
Effect of the application of IAS 32 and IAS 39	–	–	–	–	(22)	–	58	–	5	–	(22)	19	–	19
Balance at 1.1.2005	**441**	**62**	**2**	**55**	**–**	**21**	**58**	**–**	**703**	**235**	**(22)**	**1,555**	**9**	**1,564**
Spot variation of hedges	–	–	–	–	–	–	(126)	–	–	–	–	(126)	–	(126)
Buy-back of treasury shares	–	(13)	–	–	–	6	–	–	7	–	(18)	(18)	–	(18)
2004 Retained earnings and allocation to legal reserve	–	–	–	3	–	–	–	–	167	(170)	–	–	–	–
Dividends	–	–	–	–	–	–	–	–	–	(65)	–	(65)	–	(65)
Exchange rate differences due to translation and other variations	–	–	–	–	–	–	–	25	–	–	–	25	–	25
Group's net income	–	–	–	–	–	–	–	–	–	108	–	108	2	110
Balance at 30.06.2005	**441**	**49**	**2**	**58**	**–**	**27**	**(68)**	**25**	**877**	**108**	**(40)**	**1,479**	**11**	**1,490**

☐ Cash flow statement

(million €)

	First half 2004		First half 2005	
Group net income	103		108	
Minority interests	2		2	
Depreciation and amortisation	99		94	
Write-downs (appreciations)	(9)		(12)	
Net change in provisions for contingencies	18		12	
Net change in employee severance pay	1		1	
Losses (gains) on accounts receivable in relation to disposables	(1)		-	
(Interest earned)	(7)		(2)	
Interests paid	29		11	
Unrealised (gains) losses on foreign currency exchange	(1)		14	
Income taxes	28		30	
Operating income before changes to working capital		262		258
Changes:				
Inventories	(32)		(123)	
Commercial and other receivables	(48)		(21)	
Accrued and deferred income	48		3	
Trade and other payables	(110)		36	
Accrued and deferred expenses	26		54	
Cash flow from operations		146		207
Dividends received	9		-	
Interest received	7		2	
Interest paid	(30)		(15)	
Income taxes paid	(11)		(25)	
Exchange rate differences gained on dividends	–		2	
Net cash flow from operations		121		171
Investments:				
Intangible fixed assets	(4)		(6)	
Tangible fixed assets	(83)		(135)	
Acquisition of consolidated company holdings	(5)		-	
Short term financing loans	(7)		(4)	
Outflows from investments		(99)		(145)
Disposals:				
Tangible fixed assets	4		1	
Collection and transfer of short term loans	4		-	
Inflows from disposals		8		1
Net cash flow from investments		(91)		(144)
Short term financial loans	92		370	
Long term financial loans	8		(1)	
Repayment of short term financial loans	(190)		(102)	
Repayment of long term financial loans	(15)		(13)	
Increase (decrease) in short term current account debts	–		(1)	
Third party capital injection	9		7	
Partial purchase of consolidated holdings	(14)		(11)	
Dividends paid	(65)		(65)	
Net cash flow from financing		(175)		184
Buy-back of treasury shares		(10)		(18)
Effect of changes to the consolidation area		-		-
Effect of changes to the consolidation area – cash		-		-
Effect of changes to the consolidation area, net		(9)		-
Effect of exchange rate fluctuations		3		–
Other changes		5		14
Net cash flow		(156)		207
Cash available at the beginning of the period		549		595
Cash available at the end of the period		393		802

Notes to consolidated financial statements

■ Current assets

□ 1) Cash in hand and cash equivalents

Cash amounted to 802 million euros (595 million euros at 31st December 2004), an increase of 207 million euros versus the previous year following amounts received towards the end of the semester, which could not be utilised in repayment of related debts.
Cash and equivalents at half year-end, 69% of which are denominated in euros, 23% in US dollars and 8% in other currencies, received an average interest rate of 1.8%. 498 million euros thereof are on deposit at Eni Group financial companies.
Cash and cash equivalents do not include financial receivables due within 90 days.
The breakdown of cash and equivalents of Saipem and other Group companies at 30th June 2005 by geographical area (based on the country of domicile of the relevant company) is as follows:

(million €)	
France	200
Italy	86
Rest of Europe	360
Asia/Pacific	92
South America	3
North America	45
Africa	16
Total	**802**

□ 2) Marketable securities

This caption, which amounted to 22 million euros at 31st December 2004, refers to treasury shares bought back by Saipem Spa on the open market for allocation to the stock grant and stock option schemes aimed at Saipem's executive managers. At 30th June 2005, it amounted to 40 million euros and effected a decrease in the Group's net equity in compliance with IAS 32.

□ 3) Receivables

(million €)

	31.12.2004	30.06.2005
Trade receivables	1,067	1,107
Financial receivables	5	10
Other receivables	220	271
Total	1,292	1,388

Receivables are stated net of write-down provisions of 52 million euros:

(million €)

	31.12.2004	Accruals	Use	Translation differences	Other variations	30.06.2005
Trade receivables	48	-	-	-	(8)	40
Financial receivables	-	-	-	-	-	-
Other receivables	12	-	-	-	-	12
Total	60	-	-	-	(8)	52

Receivables amounted to 1,107 million euros, an increase of 40 million euros and comprise receivables of a trading nature only.

Receivables from Eni Corporate and Divisions amounted to 71 million euros (52 million euros at 31st December 2004), an increase of 19 million euros, due mostly to increased maintenance activities by the subsidiary Energy Maintenance Services on behalf of Eni Exploration & Production.
Receivables from other Eni Group companies amounted to 201 million euros.

Financial receivables of 10 million euros (5 million euros at 31st December 2004) comprise exclusively of receivables made for non operating purposes, of Saipem Spa towards the consortium Cepav Due.

Other receivables of 271 million euros consist of the following:

(million €)

	31.12.2004	30.06.2005
Receivables from:		
- employees	12	16
- consultants and professionals	5	13
- foreign financial management other than tax receivables	4	8
- national insurance/social security contributions	4	6
- insurance companies	19	5
- Italian governmental entities	9	5
- JV oil companies and bodies for O&G research and production expenses	-	3
- Italian financial management other than tax receivables	1	1
Pre-payments for services	85	130
Receivables from JVs	31	32
Guarantee deposits	4	4
Current bills	-	2
Other receivables	46	46
Total	**220**	**271**

Other receivables include 6 million euros due from other Eni Group companies.

4) Inventories

(million €)

	31.12.2004			30.06.2005		
	Contract work in progress	Other	Total	Contract work in progress	Other	Total
Raw materials and consumables	-	145	145	-	172	172
Contract work in progress	243	-	243	342	-	342
Total	243	145	388	342	172	514

Inventories are stated net of write-down provisions of 8 million euros:

(million €)

	31.12.2004	Accruals	Use	Other variations	30.06.2005
	10	-	-	(2)	8
	10	-	-	(2)	8

Contract work in progress, amounting to 342 million euros (243 million euros at 31st December 2004), is valued on the basis of accrued contractual revenues, agreed with the customers, in relation to the works percentage of completion. Work in progress for Eni Group companies amounted to 111 million euros.

5) Income tax receivables

Income tax receivables of 120 million euros (102 million euros at 31st December 2004) consist of the following:

(million €)

	31.12.2004	30.06.2005
- Italian tax authorities:	35	40
. VAT receivables	33	37
. income tax receivables	2	2
. other	-	1
- Foreign tax authorities	67	80
. VAT receivables	41	42
. income tax receivables	25	37
. other	1	1
Total	102	120

The increase in income tax receivables of 18 million euros is due mainly to receivables due to Group's foreign subsidiaries from local tax authorities (8 million euros) as well as VAT receivables from Italian tax authorities (4 million euros).

☐ 6) Other current assets

(million €)

	31.12.2004	30.06.2005
Fair value on non-hedging derivatives	-	15
Other current assets	115	118
Total	**115**	**133**

At 1st January 2005, date of the first application of IAS 32 and IAS 39, the fair value of derivatives amounted to 71 million euros.
At 30th June 2005, the fair value evaluation of derivatives showed gains of 15 million euros.
In-depth analysis of the fair value evaluation of derivative contracts can be found under Note 15 "other current liabilities".
Other current assets at 30th June 2005 amounted to 118 million euros, an increase of 3 million versus the previous year and comprised: costs to be incurred in future periods of 72 million euros (71 million euros at 31st December 2004); insurance premia of 25 million euros (16 million euros at 31st December 2004), costs of office leases of 3 million euros and other pre-payments of 18 million euros.

Current assets towards Eni Group companies amounted to 24 million euros.

■ Non-current assets

☐ 7) Property, plant and machinery

(million €)

	31.12.2004	Investments	Depreciation	Write-downs	Variation to the consolidation area	Exchange rate differences	Other variations	30.06.2005	Write-down provisions at 31.12.2004	Write-down provisions at 30.06.2005
Land	4	–	–	-	-	–	1	5	-	–
Buildings	70	3	(8)	–	–	4	3	72	72	84
Plant and machinery	1,514	51	(60)	-	-	19	(14)	1,510	1,520	1,553
Industrial and commercial equipment	34	2	(13)	–	-	2	7	32	256	273
Other assets	24	5	(5)	–	-	-	1	25	57	60
Assets under construction and payments on account	66	74	–	-	-	3	1	144	-	-
Total	**1,712**	**135**	**(86)**	–	-	**28**	**(1)**	**1,788**	**1,905**	**1,970**

Vessels employed in Offshore Construction and Offshore Drilling activities are included under the caption "plant and equipment".

Capital expenditure made during the first half of the year, amounting to 135 million euros (79 million euros in the first half 2004), was mainly in the Offshore Construction sector (82 million euros), Offshore Drilling (27 million euros) and Leased FPSO (16 million euros).
In particular, main items of capital expenditure included:

- the purchase of plant and equipment required for the execution of the Kashagan project in Kazakh waters (29 million euros);
- upgrades to the semi-submersible platform Perro Negro 5 (21 million euros);
- the purchase of the tanker vessel Margaux (16 million euros) which will be converted into an FPSO unit due to operate on the Golfinho 2 project in Brazilian waters;
- works aimed at the realisation of the fabrication yard in Kazakhstan (12 million euros).

Property, plant and machinery include assets acquired under capital leases amounting to 44 million euros, mainly related to the lease agreement of the deep-water drilling platform Scarabeo 5.
Main depreciation rates used are as follows:

	%	
Buildings	2.50	12.50
Plant and machinery	7.00	25.00
Industrial and commercial equipment	3.75	67.00
Other assets	12.00	20.00

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro of 28 million euro mainly relate to companies whose functional currency is the US dollar.
The total commitment on current items of capital expenditure at 30th June 2005 amounted to 63 million euros.

☐ Financial leasing

Data detailing assets under financial leasing are:

(million €)

	Net accounting value at 31.12.2004 (*)	Net accounting value at 30.06.2005 (*)	Six-month leasing charges	Value of residual leasing charges at 30.06.2005	From 1 to 2 years	From 2 to 5 years	Implicit annual rate
Semi-submersible platform							
Scarabeo 5	44	41	5	24	16	8	3.15
Onshore drilling rigs	3	3	-	3	3	-	3.84
Total	**47**	**44**	**5**	**27**	**19**	**8**	

(*) the net accounting value includes costs for periodic maintenance, which at 30th June 2005 amounted to 4 million euros (5 million euros at 31.12.2004), stated in compliance with the new international financial reporting standards and amortised over 5 years.

☐ 8) Intangible assets

(million €)

	Net value at 31.12.2004	Investments	Depreciation	Write-downs	Variation to the consolidation area	Translation rate differences	Other variations	Net value at 30.06.2005	Write-down provisions at 31.12.2004	Write-down provisions at 30.06.2005
Intangible assets with a definite life										
- Research and development costs	6	-	(1)	-	-	-	(2)	3	2	3
- Industrial patent rights and intellectual property rights	9	1	(4)	-	-	-	4	10	72	76
- Concessions, licenses, trademarks and similar it	-	-	-	-	-	-	1	1	-	-
- Intangible assets in progress and advances	2	1	-	-	-	-	-	3	-	-
- Other intangible assets	-	-	-	-	-	-	-	-	19	19
Intangible assets with an indefinite life	-	-	-	-	-	-	-	-	-	-
- Goodwill	818	4	-	(3)	-	1	(2)	818	-	-
Total	**835**	**6**	**(5)**	**(3)**	**-**	**1**	**1**	**835**	**93**	**98**

Main items of intangible assets are illustrated as follows:

Research and development costs of 3 million euros pertain mainly to the implementation of software and equipment to improve ultra-deep water operations (6 million euros in 2004).
Industrial patent rights and intellectual property rights of 10 million euros consist mainly of costs for the roll-out of SAP modules at subsidiary companies.

Goodwill of 818 million euros refers to the difference between the purchase price, inclusive of related charges, and the net equity value of Saipem sa (780 million euros), Sofresid sa (20 million euros), S.I.P.S. (2 million euros), the Moss Maritime Group (14 million euros) and Saipem Energy International SpA (2 million euros).

Depreciation rates used are as follows:

	%	
- Research and development costs	20.00	20.00
- Industrial patent rights and intellectual property rights	6.66	7.50
- Concessions, licenses, trademarks and similar it	20.00	20.00
- Other intangible assets	20.00	33.00

☐ 9) Holdings valued with the net equity method

(million €)

	Net value at 31.12.2004	Acquisitions and subscriptions	Gains on investments valued using the net equity method	Losses on investments valued using the net equity method	Deduction for dividends	Translation differences	Other variations	Net value at 30.06.2005	Write-down provisions at 31.12.2004	Write-down provisions at 30.06.2005
Investments in controlled companies	3	-	-	-	-	-	-	3	2	-
Investments in associated companies	19	-	12	-	-	-	(1)	30	1	-
Total	**22**	-	**12**	-	-	-	**(1)**	**33**	**3**	-

Gains from the valuation of investments using the net equity method of 12 million euros refer to the companies Gaztransport et Technigaz sas (8 million euros) and Tchad Cameroon (2 million euros).
Investments in controlled and associated companies at 30th June 2005 are detailed under the caption "Consolidation area at 30th June 2005".

☐ 10) Deferred tax assets

Deferred tax assets amounted to 16 million euros (14 million euros at 31st December 2004).

The nature of the main temporary differences that have resulted in deferred tax assets is as follows:

(million €)

	31.12.2004	Accruals	Use	Other variations	30.06.2005
Deferred income tax:					
- accumulated depreciation of intangible and tangible assets in excess	(5)	-	-	(1)	(6)
Total deferred income tax:	(5)	-	-	(1)	(6)
Pre-paid income tax:					
- non-deductible expenses	8	-	-	-	8
- fiscal losses carried forward	64	21	(4)	-	81
- provisions for non-deductible losses on intangible and tangible assets and inventories	2	-	-	-	2
- other	18	-	(1)	-	17
less:					
- devaluation on pre-paid income tax	(78)	(14)	-	-	(92)
Total pre-paid income tax:	**14**	**7**	**(5)**	**-**	**16**
Deferred tax assets	**9**	**7**	**(5)**	**(1)**	**10**

The devaluation of pre-paid income tax of 92 million euros (78 million euros at 31st December 2004) relates mainly to tax losses the company deems not likely to be recouped against future income.

☐ Fiscal losses

Current Italian law provides that losses can be carried forward for five years, except for losses incurred in the company's first three years of its life, which can be carried forward for an unlimited period of time. Fiscal losses incurred by foreign companies can generally be carried forward for a period usually over five years, with a substantial part of the loss being allowed to be carried forward for an unlimited period of time. Fiscal recoupment rates amount to 33% for Italian companies and an average rate of 30% for foreign companies.

Fiscal losses amounted to 269 million euros and can be carried forward as follows:

(million €)

	Italian companies	Foreign companies
2005	8	-
2006	-	-
2007	-	4
2008	-	26
2009	-	7
beyond 2009	-	-
Unlimited period of time	-	224
	8	261

☐ 11) Other non-current assets

(million €)

	31.12.2004	30.06.2005
Trade receivables	20	9
Other receivables	20	1
Total	**40**	**10**

Other non-current assets comprise trade receivables beyond the company's normal business cycle of 9 million euros (20 million euros at 31st December 2004) and other receivables of 1 million euros (20 million euros at 31st December 2004).
Trade receivables comprise interest on bills (annual APR 4.21%) of 3 million euros, advances paid as a guarantee for long-term contracts of 5 million euros and other receivables amounting to 1 million euros.
Advances paid as a guarantee for long term contracts are expected to be received in 2006 (2 million euros).
Other receivables comprise VAT credits to be received by a foreign subsidiary from the local tax authority.

■ Current liabilities

☐ 12) Short-term financial liabilities

Short-term financial liabilities amounted to 1,271 million euros (979 million euros at 31st December 2004), an increase of 292 million euros due mainly to increased financial requirements to implement planned investments and payment of dividends by Saipem SpA.
Current portion of long-term debt, amounting to 52 million euros (77 million euros at 31st December 2004) are detailed under note 16 "Long-term financial liabilities".

☐ 13) Trade and other payables

(million €)

	31.12.2004	30.06.2005
Trade payables	1,046	1,167
Advances	626	582
Other payables	164	209
Total	**1,836**	**1,958**

Trade payables amounted to 1,167 million euros, an increase of 121 million euros, due to increased Group activities and exchange rate differences related to the translation of financial statements prepared in currencies other than euros (40 million euros).
Trade payables to the parent company (Eni Corporate and Divisions) amounted to 6 million euros.
Advances of 582 million euros (626 million euros at 31st December 2004) comprise mainly of adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured (236 million euros, 371 million euros at 31st December 2004) and advances received by Saipem Spa and foreign subsidiaries for contract work in progress (346 million euros).

Other payables of 209 million euros include the following:

(million €)

	31.12.2004	30.06.2005
Payables due to:		
- employees	60	56
- joint venture partners	22	52
- national insurance/social security contributions	37	37
- insurance companies	3	27
- advances	-	3
- consultants and professionals	3	2
Other payables	39	32
Total	164	209

☐ 14) Current tax liabilities

(million €)

	31.12.2004	30.06.2005
Income tax payables	33	39
Other tax liabilities	57	60
Total	90	99

These amounted to 99 million euros, an increase of 9 million euros versus the previous year. They mainly consist of amounts payable to local tax authorities for income taxes (39 million euros), VAT (40 million euros), withholding taxes (6 million euros) and other payables (14 million euros).

☐ 15) Other current liabilities

(million €)

	31.12.2004	30.06.2005
Fair value on hedging derivatives	-	70
Other liabilities	36	94
Total	36	164

The fair value on hedging derivatives amounted to 70 million euros and mainly related to assets and liabilities that were hedged against exchange rate fluctuations on trade transactions. At 1st January 2005, the date of the first introduction of IAS 32 and IAS 39, fair value on hedging derivatives amounted to 15 million euros.

(million €)

	01.01.2005	30.06.2005
Fair value assets on derivatives	71	15
Fair value liabilities on derivatives	(15)	(70)
Write-down of accrued and deferred liabilities on hedges	(7)	(26)
Total	49	(81)

Variations in the fair value of hedging contracts featured under the balance sheet item "Other reserves" amounted to 126 million euros. The fair value of hedging contracts relates mainly to future transactions due to occur within 12 months. Commitments on derivatives amounted to 5,149 million euros (1,988 million euros at 31st December 2004). Other liabilities amounted to 94 million euros (36 million euros at 31st December 2004); and comprise mainly of advanced revenues of 62 million euros.

Non-current liabilities

16) Long-term financial liabilities and current portion of long-term debt

(million €)

	Long-term maturity	Short-term maturity	Total	Long-term maturity	Short-term maturity	Total
		31.12.2004			30.06.2005	
Ordinary bonds	-	-	-	-	-	-
Banks	77	282	359	52	325	377
Other financing institution	-	205	205	-	158	158
Total	**77**	**487**	**564**	**52**	**483**	**535**

Long-term debt of 483 million euros decreased by 4 million euros. This decrease is due mainly to the effect of the repayment of debt due to banks, new borrowing from other financing institutions and the restatement of current portions of long-term debt.

Detailed analysis of net financial debt as indicated under the caption "Financial and economic results" is as follows:

(million €)

	Current	Non-current	Total	Current	Non-current	Total
		31.12.2004			30.06.2005	
Short-term financial liabilities	979	-	979	1,271	-	1,271
Long-term financial liabilities	-	487	487	-	472	472
Cash in hand and equivalents	(595)	-	(595)	(802)	-	(802)
Non-operating securities	-	-	-	-	-	-
Non-operating financial receivables	(5)	-	(5)	(10)	-	(10)
Fair value on derivatives	-	-	-	-	11	11
Total	**379**	**487**	**866**	**459**	**483**	**942**

(million €)

Financing institution	Borrowing	Currency	Maturity to	Maturity from	Rate % to	Rate % from
Enifin SpA	678	Euro	2005	2006	2.196	3.488
Enifin SpA	45	US Dollar		2005	3.470	6.120
Enifin SpA	3	British Pounds		2005		5.850
Enifin SpA	1	Swiss Franc		2005		1.188
Serleasing SpA	24	Euro	2005	2008		3.125
Eni Coordination Center sa	272	Euro		2005		2.321
Eni Coordination Center sa	55	US Dollar		2005	2.321	3.308
Eni Coordination Center sa	28	Norwegian Kroner	2005	2006		2.188
Eni Coordination Center sa	5	British Pounds		2005		5.688
Eni Coordination Center sa	2	Australian Dollar		2005		5.688
Eni Coordination Center sa	19	Other		2005	2.321	3.308
Sofid SpA	2	Euro		2005		2.196
Eni International Bank	61	US Dollar		2005	3.308	3.370
Third parties	423	Euro	2005	2009		3.505
Third parties	83	US Dollar	2005	2007	3.308	4.120
Third parties	42	Other		2005	3.470	variable
Total	**1,743**					

☐ 17) Provision for contingencies

(million €)

	Opening balance	Accrual	Use	Other variations	Closing balance
31.12.2004	**60**	**30**	**(22)**	**3**	**71**
Income tax provisions	23	1	–	–	24
Provisions for contractual penalties and disputes	8	1	(2)	1	8
Provisions for losses on investments	5	–	–	–	5
Provisions for redundancy incentives	1	–	(1)	–	–
Other provisions	34	20	(6)	(4)	44
30.06.2005	**71**	**22**	**(9)**	**(3)**	**81**

Income tax provisions amounting to 24 million euros refer entirely to disputes with fiscal authorities in foreign countries that, based on recent assessments, are still pending.

Provisions for contractual penalties and disputes amounted to 8 million euros and comprised entirely of accruals by a foreign subsidiary to cover a conservative estimate of current disputes.

Provisions for losses on investments amounted to 5 million euros and represent losses incurred to date in excess of the carrying value of investments. These provisions relate mainly to investments held by Saipem sa

Other provisions stood at 44 million euros and represented an estimate of expected losses on long term contracts in the Offshore and Onshore Construction sectors.

With respect of the foregoing liabilities, Saipem does not reasonably expect any material additional losses beyond those amounts accrued above.

☐ 18) Provisions for employee benefits

These amounted to 86 million euros and are broken down as follows:

(million €)

	Employee termination indemnities	Provision for pensions and similar obligations	FISDE [a]	Other	Total
31.12.2004					
Current value of plan at beginning of the period	31	45	5	5	86
Fair value of plan assets at the beginning of the period	–	8	–	–	8
Net current value of plan at the beginning of the period	31	37	5	5	78
Accruals for:	6	14		1	21
- employee benefit	–	–	–	–	–
- financial charges	–	–	–	–	–
- actuarial gains (losses)	–	–	–	–	–
- other	6	14		1	21
Variations in the period of plan assets fair value	–	8	–	–	8
Use during the period	(4)	(7)	–	–	(11)
Other variations	–	(4)	–	–	(4)
Current value of plan at end of the period	33	48	5	6	92
Fair value of plan assets at the end of the period	–	8	–	–	8
Net current value of plan at the end of the period	33	40	5	6	84
30.06.2005					
Current value of plan at beginning of the period	33	48	5	6	92
Fair value of plan assets at the beginning of the period	–	8	–	–	8
Net current value of plan at the beginning of the period	33	40	5	6	84
Accruals for:	3	6	–	1	10
- employee benefits	–	–	–	–	–
- financial charges	–	–	–	–	–
- actuarial gains (losses)	–	–	–	–	–
- other	3	6		1	10
Variations in the period of plan assets fair value	–	–	–	–	–
Use during the period	(2)	(7)		(1)	(10)
Other variations	–	1	–	1	2
Current value of plan at end of the period	34	48	5	7	94
Fair value of plan assets at the end of the period	–	8	–	–	8
Net current value of plan at the end of the period	34	40	5	7	86

(a) Supplementary Medical Fund for Senior Managers of Eni Group Companies

Employee termination indemnities, as regulated by Article 2120 of the Italian Civil Code, includes the estimate determined by adopting actuarial assumptions of the amount due by Italian entities to their employees upon termination of employment.

Supplementary medical reserve for Eni managers includes the estimate determined by adopting actuarial assumptions of contributions due to the supplementary medical reserve for retired and in service managers.

Severance pay and similar provisions includes amounts due on retirement to personnel employed in foreign countries other than Italy to whom local legislation applies.

Supplementary medical fund for senior managers of Eni Group companies includes the estimate determined by adopting actuarial assumptions of contributions due to the supplementary medical fund for retired and in-service senior managers.

☐ 19) Deferred tax liabilities

Deferred tax liabilities of 6 million euros (5 million euros at 31st December 2004) are net of deferred tax assets for which Saipem possesses the legal right of offset.

(million €)

	31.12.2004	Accruals	Use	Other variations	30.06.2005
Deferred tax liabilities	5	–	–	1	6
Total	5	–	–	1	6

Other variations of 1 million euros refer to exchange rate differences on translation of financial statements in currencies other than euros.

☐ 20) Other liabilities

(million €)

	31.12.2004	30.06.2005
Trade and other payables	4	1
Other liabilities	–	–
Total	4	1

Trade and other payables related to one of the Group's foreign subsidiaries.

■ Shareholders' equity

☐ 21) Minority interest

At 30th June 2005, minority interest amounted to 11 million euros, an increase of 2 million euros versus 31st December 2004.

☐ 22) Saipem's shareholders' equity

(million €)

	31.12.2004	30.06.2005
Share capital	441	441
Share premium reserve	62	49
Revaluation reserve	2	2
Legal reserve	55	58
Reserve for treasury shares held	22	–
Reserve for buy-back of treasury shares	21	27
Reserve for cash flow hedge	-	(68)
Reserve for exchange rate differences	-	25
Retained earnings	698	877
Net income for the period	235	108
Treasury shares	-	(40)
Total	1.536	1.479

☐ 23) Share capital

At 30th June 2005, the share capital of Saipem Spa amounted to 441 million euros, corresponding to 441,181,100 shares with a nominal value of 1 euro each, of which 440,991,334 are ordinary shares and 189,766 are savings shares.

☐ 24) Share premium reserve

At 30th June 2005, this amounted to 49 million, a decrease of 13 million euros versus 31st December 2004, attributed to the allocation to the newly-created reserve for buy-back of treasury shares, as approved by the shareholders' meeting on 29th April 2005.

☐ 25) Other reserves

Revaluation reserve

This reserve was set up by the Saipem Spa pursuant to Law no. 413/91. If distributed, the reserve is to form part of the taxable income and is subject to taxation at 33%.

Legal reserve

The legal reserve of Saipem Spa represents the portion of profits accrued as per art. 2430 of the Italian Civil Code that cannot be distributed as dividends. The legal reserve increased by 3 million euros versus 31st December 2004, following the allocation to this reserve of 5% of the 2004 net income.

Reserve for buy-back of treasury shares

This reserve amounted to 27 million euros and was created by drawing from the "retained earnings" and the "share premium" reserves. On 29th April 2004 and 29th April 2005, the Shareholders' meeting granted the Board of Directors the power, pursuant to art. 2357, comma 2, of the Italian Civil Code to buy back, over a period of 18 months from date of Shareholders' approval, up to no. 2,460,000 and 2,000,000 treasury shares respectively, of the nominal value of 1 euro each at a price not lower than their nominal value but not higher than 5% of the reference price on the day preceding each purchase, which shall take place on the Telematic Share Market of the Italian Stock Exchange, for an overall amount not exceeding 21 and 24 million euros.

Reserve for cash flow hedge

This reserve amounts to minus 68 million euros and relates to the fair value valuation of Interest Rate Swaps and the spot component of hedging contracts in place at 30th June 2005.

Reserve for exchange rate differences

The reserve for exchange rate differences arises from the translation into euros of those financial statements expressed in foreign currency.

☐ 26) Treasury shares

At 30th June 2005, the company held 5,219,546 treasury shares, amounting to 40 million euros.

■ Movements in consolidated shareholders' equity for the years ended 31st December 2003, 2004 and the first half 2004 and 2005.

(million €)

	Share capital	Share premium reserve	Revaluation reserve	Legal reserve	Reserve for treasury shares held	Reserve for buy-back of treasury shares	Reserve for cash flow edge	Reserve for exchange rate differences	Retained earning	Net income for the period	Treasury shares	Total
Balance at 31.12.2002	**441**	**62**	**2**	**48**	–	–	–	**35**	**496**	**191**	–	**1,275**
Retained earnings 2002 and attribution to legal reserve	–	–	–	4	–	–	–	–	124	(128)	–	–
Distributed dividends	–	–	–	–	–	–	–	–	–	(63)	–	(63)
Exchange rate differences and other variations	–	–	–	–	–	–	–	(40)	–	–	–	(40)
Group's net income	–	–	–	–	–	–	–	–	–	196	–	196
Buy-back of treasury shares	–	–	–	–	13	22	–	–	(35)	–	–	–
Effect of the IFRS application	–	–	–	–	–	–	–	5	1	–	–	6
Balance at 31.12.2003	**441**	**62**	**2**	**52**	**13**	**22**	–	–	**586**	**196**	–	**1,374**
Retained earnings 2003 and attribution to legal reserve	–	–	–	3	–	–	–	–	128	(131)	–	–
Distributed dividends	–	–	–	–	–	–	–	–	–	(65)	–	–
Exchange rate differences and other variations	–	–	–	–	–	–	–	17	–	–	–	17
Group's net income	–	–	–	–	–	–	–	–	–	82	–	–
Buy-back of treasury shares	–	–	–	–	10	11	–	–	(21)	–	–	–
Effect of the IFRS application	–	–	–	–	–	–	–	(17)	18	21	–	–
Balance at 30.06.2004	**441**	**62**	**2**	**55**	**23**	**33**	–	–	**711**	**103**	–	**1,430**
Exchange rate differences and other variations	–	–	–	–	–	–	–	(29)	–	–	–	(29)
Group's net income	–	–	–	–	–	–	–	–	–	115	–	115
Buy-back of treasury shares	–	–	–	–	(1)	(12)	–	–	13	–	–	–
Effect of the IFRS application	–	–	–	–	–	–	–	29	(26)	17	–	20
Balance at 31.12.2004	**441**	**62**	**2**	**55**	**22**	**21**	–	–	**698**	**235**	–	**1,536**
Effect of the application of IAS 32 and 39	–	–	–	–	(22)	–	58	–	5	–	(22)	19
Balance at 1.1.2005	**441**	**62**	**2**	**55**	–	**21**	**58**	–	**703**	**235**	**(22)**	**1,555**
Spot variation of hedges	–	–	–	–	–	–	(126)	–	–	–	–	(126)
Buy-back of treasury shares	–	(13)	–	–	–	6	–	–	7	–	(18)	(18)
Retained earnings 2004 and attribution to legal reserve	–	–	–	3	–	–	–	–	167	(170)	–	–
Distributed dividends	–	–	–	–	–	–	–	–	–	(65)	–	(65)
Exchange rate differences and other variations	–	–	–	–	–	–	–	25	–	–	–	25
Group's net income	–	–	–	–	–	–	–	–	–	108	–	108
Balance at 30.06.2005	**441**	**49**	**2**	**58**	–	**27**	**(68)**	**25**	**877**	**108**	**(40)**	**1,479**

Reconciliation of statutory net income and shareholders' equity to consolidated net income and shareholders' equity

(million €)

	Shareholders' equity	Net income	Shareholders' equity	Net income	Shareholders' equity	Net income
	31.12.2003		31.12.2004		30.06.2005	
As reported in statutory financial statements	689	68	686	61	656	35
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Saipem Spa financial statements	902	59	1,097	225	1,231	115
Adjustment under IFRS:	6	-	48	38	(77)	(5)
Consolidation adjustments:						
. elimination of un-realised inter-company profits	(271)	32	(406)	(150)	(395)	13
. elimination of tax effects by nature	37	16	34	(1)	36	-
. other adjustments	34	21	86	65	39	(48)
Total shareholders' equity	1,397	196	1,545	238	1,490	110
Minority interests in capital and reserves	(23)	-	(9)	(3)	(11)	(2)
As reported in the consolidated financial statements	1,374	196	1,536	235	1,479	108

Guarantees, commitments and risks

Guarantees

Guarantees amounted to 2,033 million euros (1,847 million euros at 31st December 2004), and are summarised as follows:

(million €)

	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total
	31.12.2004			30.06.2005		
Parent company	–	1	1	–	–	–
Associated companies	37	36	73	42	15	57
Consolidated companies	267	957	1,224	388	1,097	1,485
Own	–	542	542	–	485	485
Other	7	–	7	6	–	6
Total	311	1,536	1,847	436	1,597	2,033

They mainly comprise guarantees issued by banks for obligations arising from the participation in contract tenders, for the proper execution of work, for liens and credit facilities.

☐ Off-balance sheet commitments and contingencies

Saipem Spa, for the benefit of its customers, is committed to fulfilling the contractual obligations entered into by subsidiary or associated companies where they fail to fulfil the contractual obligations themselves, as well as to pay for any damages incurred as a result of any failure to meet those obligations.
These commitments guarantee the cover for contracts whose overall value amounts to 6,078 million euros (5,004 million euros at 31st December 2004), inclusive of the backlog quota at 30th June 2005 relating to Group companies.

☐ Commitments to purchase new shares issued by Saipem sa

Following commitments undertaken during the acquisition of Bouygues Offshore (now Saipem sa), Saipem Spa is under obligation to purchase 59,750 shares to be issued by Saipem sa should stock option assignees (of pre-acquisition Stock Option Schemes) wish to exercise their right to subscribe the shares on the date and at the price set by the stock option plan. Since the shares of the French subsidiary have been delisted upon conclusion of the acquisition process, Saipem Spa shall purchase the stock at the price and conditions agreed with stock option assignees (employed by the French company).

■ Revenues

The following is a summary of the main components of "Revenues". Additional information about changes in revenues is included under the heading "Review of financial and economic results".

☐ 27) Turnover

Turnover is broken down as follows:

(million €)

	First half 2004	First half 2005
Net sales from operations	1,835	2,019
Variation in contract work in progress	76	100
Total	1,911	2,119

And by geographical are:

(million €)

	First half 2004	First half 2005
Italy	57	93
Rest of Europe	238	356
C.S.I.	209	302
Rest of Asia	250	344
North Africa	336	256
West Africa	740	690
Americas	81	78
Total	1,911	2,119

☐ 28) Other revenues and income

These can be analysed as follows:

(million €)

	First half 2004	2005
Gains on disposal of assets	2	1
Contract penalties and other trade revenues	1	1
Compensation for damages	2	–
Other proceeds	–	1
Total	5	3

■ Operating expenses

The following is a summary of the main components of "Operating expenses". Additional information about changes in revenues is included under the heading "Review of financial and economic results".

☐ 29) Procurement, services and other costs

Procurement, services and other costs can be broken down as follows:

(million €)

	First half 2004	2005
Raw materials, consumables and supplies	358	435
Services	842	906
Use of third party assets	104	158
Net provisions to reserves for contingencies	21	13
Other expenses	4	9
Less:		
- capitalised direct costs associated with self-constructed assets	(3)	(6)
- variations in inventories	(9)	(22)
Total	**1,317**	**1,493**

Costs of services include agency fees of 4 million euros.
Net provisions to reserves for contingencies are detailed under Note 17 "Provisions for contingencies".
Other expenses amounting to 10 million euros comprise mainly of indirect taxes of 6 million euros.

☐ 30) Payroll and related costs

Payroll and related costs are analysed as follows:

(million €)

	First half 2004	2005
Wages and salaries	272	298
Social security contributions	62	57
Contributions to defined benefit plans	–	1
Employee termination indemnities	3	3
Severance pay and similar provisions	8	6
Other costs	7	18
Less:		
- Increase in internal work capitalised under fixed assets	–	(2)
Total	**352**	**381**

Contributions to defined benefit plans are illustrated under Note 18 "Provisions for employee benefits".

☐ Stock Option Scheme

With the aim of improving motivation and loyalty of senior Group managers, Saipem Spa implemented Stock Grant and Stock Option Schemes, whose terms and conditions are detailed under the caption "incentive schemes" in the Directors' Report.

At 30th June 2005, no. 4,295,401 stock options have been allocated, corresponding to the same number of Saipem Spa ordinary shares with a nominal value of 1 euro. Options breakdown is as follows: the 2002 stock option scheme resulted in the allocation of no. 1,892,901 shares at the exercise price of 6.187 euros each; the 2003 stock option scheme resulted in the allocation of no. 1,188,000 shares at the exercise price of 6.821 euros each; and the 2004 stock option scheme saw the allocation of no. 1,124,500 shares at the exercise price of 7.594 euros each.

At 30th June 2005, the residual weighted-average contractual life of stock options outstanding at December 2002, 2003 and 2004 is 4 years, 6 years and 7 years respectively.

The fair value of stock options granted during 2003 and 2004 was 1.1928 and 2.094 euros for share respectively for assignees resident in Italy and 1.1806 and 2.0085 euros per share for assignees resident in France. The fair value of stock options granted during 2002 is not available, as it was not calculated at the time of allocation. The fair value valuation of options granted in 2003 and 2004 considers the stock options as European until 30/9/2006 and 23/8/2007 respectively for assignees resident in Italy and until 30/9/2007 and 23/8/2008 for those resident in France; subsequently they are considered American. The fair value was therefore calculated using a combination of the Black, Scholes and Merton method for European options and the Roll, Geske and Whaley method for American options.

The following parameters were used:

- for assignees resident in Italy:

	2003 European portion	2003 American portion	2004 European portion	2004 American portion
Risk-free interest rate (%)	2.878	5.247	3.025	4.585
Expected life (years)	3	5	3	5
Expected volatility (%)	30.12	30.12	31.74	31.74
Expected dividends (%)	2.230	0.925	1.930	0.715

- for assignees resident in France:

	2003 European portion	2003 American portion	2004 European portion	2004 American portion
Risk-free interest rate (%)	3.259	5.643	3.298	4.653
Expected life (years)	4	3	4	3
Expected volatility (%)	30.12	30.12	33.02	33.02
Expected dividends (%)	2.230	0.555	1.870	0.429

Average workforce
The average workforce, by category, for all the consolidated companies is as follows:

(million €)

	30.06.2004	30.06.2005
- Senior managers	300	295
- Managers	1,702	1,848
- White collar	8,152	8,709
- Blue collar	11,521	11,558
Total	**21,675**	**22,410**

Numbers for the average workforce are calculated using the half-sum of employees at the beginning and the end of the period.

☐ 31) Depreciation, amortisation and write-downs

Depreciation, amortization and writedowns consist of the following:

(million €)

	First half 2004	First half 2005
Depreciation and amortisation:		
- tangible assets	87	86
- intangible assets	12	5
	99	91
Write-downs:		
- intangible assets	–	3
Total	99	94

☐ 32) Financial income (expenses)

Financial income comprises:

(million €)

	First half 2004	2005
Net interest due from Group's financial companies	10	6
Net interest due from banks	-	2
Exchange gains, net	-	1
Income on derivatives	10	-
Net interest from receivables	2	-
Other financial income	1	26
Total	23	35

Financial expenses include:

(million €)

	First half 2004	2005
Net interest due to Group's financial companies	(17)	(22)
Net interest due to banks	(6)	(8)
Expenses on derivatives	(12)	(4)
Interest and other financial expenses on debt	(6)	(3)
Exchange losses, net	-	-
Other financial expenses	(4)	(24)
Total	(45)	(61)

☐ 33) Income (expenses) from investments

Effects of investments accounted for using the net equity method consist of the following:

(million €)

	First half 2004	2005
Gains from investments accounted for using the net equity method	7	12
Total	7	12

Gains from investments accounted for using the net equity method are analysed under Note 9 "Holdings valued with the net equity method".

☐ 34) Income taxes

Income taxes comprise:

(million €)

	First half 2004	2005
Current taxes:		
-Italian subsidiaries	-	5
-foreign subsidiaries	28	27
Net deferred taxes:		
-Italian subsidiaries	-	-
-foreign subsidiaries	-	(2)
Total	28	30

The effective tax rate is 21.3% compared with a statutory tax rate of 49.2%, calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate is due to the following factors:

%

	First half 2004	2005
Statutory tax rate	51.2	49.2
Items increasing (decreasing) the statutory tax rate:		
- net value of production abroad (Irap)	(15.3)	(14.5)
- lower tax rates for foreign subsidiaries	(14.9)	(13.4)
- other	-	-
Total	30.2	27.9
Effective tax rate	21.0	21.3

☐ 35) Minority interest

Minority interested amounted to 2 million euros (2 million euros at 30th June 2004).

☐ 36) Earnings per share

Earnings per share is calculated by dividing net income by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.
The number of shares outstanding was 437,824,479 and 436,358,375 in the first half of 2004 and 2005, respectively.
The dilutive effect of potential ordinary shares on earnings per share, when stock options and stock grants are converted into ordinary shares, is not material.

☐ Information by business sector and geographical area

Information by business sector

(million €)

	Offshore Construction	Offshore Drilling	Leased FPSO	Onshore Construction	Onshore Drilling	Liquefied Natural Gas	Maintenance Modification and Operation	Corporate and financial companies	Total
First half 2004									
Net sales from operations (a)	1,549	215	26	286	89	94	124	-	2,383
less: inter-segment sales	(374)	(75)	(2)	(8)	(11)	(1)	(1)	-	(472)
Net sales to customers	1,175	140	24	278	78	93	123	-	1,911
Operating profit	106	31	7	28	10	15	9	(58)	148
Depreciation, amortisation and write-downs	47	22	5	10	9	1	2	3	99
Net income from investments	1	-	-	1	-	5	-	-	7
Capital expenditure	38	28	1	12	3	4	-	6	92
Investments	16	-	-	1	-	8	-	-	25
First half 2005									
Net sales from operations (a)	1,739	214	15	384	103	134	152	-	2,741
less: inter-segment sales	(482)	(74)	(2)	(52)	(10)	(1)	(1)	-	(622)
Net sales to customers	1,257	140	13	332	93	133	151	-	2,119
Operating profit	124	30	2	26	13	8	11	(60)	154
Depreciation, amortisation and write-downs	44	22	4	11	8	2	1	2	94
Net income from investments	16	-	-	5	-	11	1	-	33
Capital expenditure	82	27	16	6	7	1	1	1	141
Tangible and intangible assets	1,199	732	81	243	82	175	84	27	2,623
Investments	16	-	-	5	-	11	1	-	33
Current assets	1,151	167	18	336	101	125	135	148	2,181
Current liabilities	1,305	109	139	338	52	139	136	139	2,222
Provision for contingencies	74	14	1	35	8	11	8	22	173

(a) Before elimination of inter-segment sales.

Intersegment sales are conducted on an arm's length basis.
Geographical allocation of operations is made difficult by Saipem's specific business, entailing the deployment of a fleet which operates on several projects over a single period. Therefore, not all allocations have been covered.
The breakdown of revenues by geographical area is detailed under Note 27.
With regard to tangible and intangible assets as well as capital expenditure, vessels and their related equipment and goodwill were not allocated.
With regard to current assets, inventories related to vessels were not allocated.

(million €)

	Italy	Rest o Europe	C.S.I.	Rest of Asia	North Africa	West Africas	Americas	Not allocated	Total
Capital expenditure	8	7	-	43	-	5	6	72	141
Tangible and intangible assets	26	227	-	134	-	30	47	2,159	2,623
Current assets	327	659	119	294	41	80	305	356	2,181

☐ Operations with related parties

Saipem Spa is a subsidiary of Eni Spa Operations with related parties entertained by Saipem Spa and/or companies within the consolidation area involve essentially the supply of services, trading of goods, obtainment and use of financial instruments with other Eni Spa subsidiaries or associated companies. These operations are an integral part of the ordinary day-to-day business and are carried out at market conditions, i.e. at prices which would be applied between independent parties. All transactions have been carried out for the mutual benefit of the companies involved.
The tables below shows the value of the transactions of a commercial, financial or other nature entertained with related parties. The analysis by company is based on the principle of relevance in relation to the amount of individual transactions. Operations not itemised relate to Eni associated companies.

☐ Commercial and other transactions

(million €)

	Receivables	Payables	Guarantees	Costs Goods	Costs Services	Revenues Services	Revenues Other
	30th June 2005			First half 2005			
Eni Exploration & Production	59	3	–	2	–	85	–
Eni Congo SA	2	–	5	–	–	2	–
Snamprogetti SpA	1	1	–	–	2	–	–
Eni Refining & Marketing	3	–	–	–	–	–	–
Snamprogetti Saudi Arabia Ltd	3	3	–	–	–	–	–
Eni Gas & Power	7	–	–	–	–	4	–
Ieoc Production BV	5	–	–	–	–	10	–
Eni Mediterranea Idrocarburi SpA	3	–	–	–	–	5	–
Stoccaggi Gas Italia SpA	2	–	–	–	–	8	–
Agip Fuel SpA	–	1	–	–	1	–	–
Eni Iran BV	9	–	–	–	–	8	–
Agip Karachaganak BV	1	–	–	–	–	1	–
Agip Energy & Natural Res. (Nigeria)	12	–	2	–	–	15	–
GreenStream BV	21	–	–	–	–	2	–
Serfactoring SpA	–	3	–	–	1	–	–
Serleasing SpA	–	4	–	–	–	–	–
Eni Dacion BV	4	–	–	–	–	8	–
Sieco	–	10	–	–	6	–	–
Eni SpA	2	–	–	–	–	–	–
N.A.E. Ltd	2	–	–	–	–	2	–
Naoc – Nigerian Agip Oil Co Ltd	64	18	–	–	–	91	–
Padana Assicurazioni SpA	7	32	–	–	31	–	–
Eni associated companies	–	2	–	–	1	–	–
Total	207	77	7	2	42	242	–

Saipem Spa and the other companies included in the consolidation area provide services to Eni Group companies mainly in the Offshore and Onshore Construction sectors, in the Offshore and Onshore Drilling sectors both in Italy and abroad and in the M.M.O. sector in Italy.

☐ Financial operations

(million €)

	Receivables	Payables	Guarantees	Expenses	Income
	30th June 2005			First half 2005	
Enifin SpA	–	727	5,837	15	4
Sofid SpA	–	2	–	–	–
Eni International Bank Ltd	–	61	74	2	–
Serleasing SpA	–	24	–	–	–
Eni Coordination Center	–	381	–	5	2
Total	–	1,195	5,911	22	6

Enifin Spa, a wholly owned subsidiary of Eni Spa, provides financial services to Eni Group companies. A specific agreement between Saipem and Enifin provides that the latter supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.

independent auditors' report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE LIMITED REVIEW OF SAIPEM SPA INTERIM FINANCIAL REPORTING FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2005 AS PER ART. 81 OF CONSOB REGULATION ADOPTED WITH RESOLUTION N.11971 OF 14 MAY 1999 AND FOLLOWING MODIFICATION AND INTEGRATION

To the Shareholders of
Saipem SpA

We have performed a limited review of the consolidated balance sheet, income statement and related comments notes included in the interim financial reporting of Saipem SpA for the six months period ended 30 June 2005. This interim financial reporting is the responsibility of Saipem SpA's directors. Our responsibility is to issue this auditors' report based on the limited review performed. We have also ensured that the management discussion and analysis is consistent with other information in the interim financial reporting.

Our work was carried out in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution n° 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial reporting and about the consistency of the accounting principles used therein with those applied at year end as well as the application of analytical review procedures on the data contained in the interim financial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification or validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express a professional audit opinion on the interim financial reporting.

Regarding the comparative data relating to the company's consolidated financial statements of the prior year, reference should be made to our report dated 9 August 2005.

The comparative data relating to the company's interim financial reporting of the prior year as restated under International Financial Reporting Standards (IFRS) and the relating statements of reconciliation to IFRS are derived from the interim financial data prepared in accordance with the previously applicable law and accounting principles. These interim financial data were subject to a limited review, for which reference should be made to our report dated 21 September 2004.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via Manzoni 16 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

Based on our review no significant changes or adjustments came to our attention that should be made to the interim financial reporting identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by article 81 "half yearly report" of CONSOB regulation adopted with resolution n° 11971 of 14 May 1999 and subsequent modification and integration.

We draw to your attention that, as described in the basis of preparation of the interim financial reporting of Saipem SpA for the six months period ended 30 June 2005, the accounting criteria used may not coincide with the IFRS guidelines applicable on the 31 December 2005 due to future decisions by the European Commission as regards the approval of International Accounting Standards or the issue of new principles, interpretations or implementation guidelines by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).

Milan, 3 October 2005

PricewaterhouseCoopers SpA

Andrea Alessandri
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

(2)

82.4776

Saipem

GROUP

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 441,410,900
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications
Six-monthly report at 30th June 2005 (in English)
Relazione semestrale al 30 giugno 2005 (in Italian)
Second quarter report at 30th June 2005 (in English)
Relazione trimestrale al 30 giugno 2005 (in Italian)
First quarter report at 31st March 2005 (in English)
Relazione trimestrale al 31 marzo 2005 (in Italian)
Financial Report at 31st of December 2004 (in English)
Bilancio al 31 dicembre 2004 (in Italian)

Health, Safety Environment 2004 (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù

Cover: *Creatori di valore by* Lorenzo Mattotti